  As Filed with the Securities and Exchange Commission on September 26, 1997.


                                                       Registration No. 33-95436
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 9

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           IVEX PACKAGING CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

           DELAWARE                               2679                                  76-0171625
(State or other jurisdiction of       (Primary Standard Industrial         (IRS employer identification number)
incorporation or organization)            Classification Code)

          100 TRI-STATE DRIVE, SUITE 200, LINCOLNSHIRE, ILLINOIS 60069
                                 (847) 945-9100

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                           G. DOUGLAS PATTERSON, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           IVEX PACKAGING CORPORATION
                         100 TRI-STATE DRIVE, SUITE 200
                          LINCOLNSHIRE, ILLINOIS 60069
                         TELEPHONE NO.: (847) 945-9100

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                WITH COPIES TO:

                  WILLIAM R. KUNKEL                                   PAUL W. THEISS
   SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)                 MAYER, BROWN & PLATT
                 333 W. WACKER DRIVE                             190 SOUTH LASALLE STREET
               CHICAGO, ILLINOIS 60606                            CHICAGO, ILLINOIS 60603
            TELEPHONE NO.: (312) 407-0700                      TELEPHONE NO.: (312) 782-0600

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement has become effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent international offering outside the United States and Canada (the "International Prospectus"). The complete U.S. Prospectus follows immediately. Following the U.S. Prospectus are certain pages of the International Prospectus, which include an alternate front cover page, an alternate underwriting section and an alternate back cover page. All other pages of the U.S. Prospectus and the International Prospectus are identical.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT
     BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL
     THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED SEPTEMBER 26, 1997


PROSPECTUS

                                8,400,000 SHARES

                                   IVEX LOGO
                           IVEX PACKAGING CORPORATION
                                  COMMON STOCK
                            ------------------------

    Of the 8,400,000 shares of Common Stock, $.01 par value (the "Common Stock"), of Ivex Packaging Corporation, a Delaware corporation (the "Company" or "Ivex"), being offered hereby, 6,700,000 shares are being offered by the Company and 1,700,000 shares are being offered by Acadia Partners, L.P. and certain related investors (the "Selling Stockholder" or "Acadia"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."


    Of the 8,400,000 shares of Common Stock offered hereby, 6,720,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering"), 1,680,000 shares are being offered initially in a concurrent international offering outside the United States and Canada by the International Managers (the "International Offering," and together with the U.S.
Offering, the "Offerings") and        shares are being sold directly by the
Company to employees of the Company and certain other individuals. The initial public offering price and the underwriting discount per share are identical for each of the Offerings. See "Underwriting."


    Prior to the Offerings, there has been no public market for the Common Stock. For a discussion relating to factors considered in determining the initial public offering price, see "Underwriting." It is anticipated that the initial public offering price will be between $14.00 and $16.00 per share.

    The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "IXX," subject to official notice of issuance.

    SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


=============================================================================================================================
                                                                                                            PROCEEDS TO
                                PRICE TO                UNDERWRITING              PROCEEDS TO                 SELLING
                                 PUBLIC                 DISCOUNT(1)                COMPANY(2)               STOCKHOLDER
-----------------------------------------------------------------------------------------------------------------------------
Per Share............              $                         $                         $                         $
------------------------------------------------------------------------------------------------------------------------
Total(3).............              $                         $                         $                         $
=============================================================================================================================


(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses of the Offerings payable by the Company estimated at $1,000,000.



(3) The Company has granted to the U.S. Underwriters and the International Managers options to purchase up to an additional 1,008,000 shares and 252,000 shares of Common Stock, respectively, in each case exercisable within 30 days of the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $     , $     and
    $     , respectively. See "Underwriting."


                            ------------------------

    The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York,
on or about              , 1997.
                            ------------------------
MERRILL LYNCH & CO.
                                LEHMAN BROTHERS
                                                            SALOMON BROTHERS INC
                            ------------------------
             The date of this Prospectus is                , 1997.

The following photographs depict applications of the Company's plastic and paper packaging products. The Company is not the exclusive provider of packaging products to the companies whose name-branded products appear below.

                                 [photo of man]

                               Medical Packaging
                                [photo of woman]

                          Supermarket Deli Containers

                                [photo of food]

                        Home Meal Replacement Packaging
                                 [photo of car]

                               Surface Protection

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Except where the context otherwise requires, all references in this Prospectus to the "Company" or "Ivex" are to Ivex Packaging Corporation and its direct and indirect wholly owned subsidiaries, and all references to "IPC" are to IPC, Inc. and its direct and indirect wholly owned subsidiaries. IPC is the only direct subsidiary of Ivex and is wholly owned. All share and per share data in this Prospectus reflect the 9.65-for-1 split of the outstanding Common Stock of the Company effective immediately prior to the Offerings and assume no exercise of the Underwriters' over-allotment options. See "Underwriting."

                                  THE COMPANY

     Ivex is a vertically integrated specialty packaging company that designs and manufactures value-added plastic and paper-based flexible packaging products. The Company believes that it is the leading provider of customized packaging in specialty markets, ranking first or second in markets representing approximately 65% of the Company's revenues. Ivex has increased sales and profitability by focusing on niche markets that provide attractive margins and growth and where the Company's integrated manufacturing capabilities enhance its competitive position. Ivex serves a variety of markets, providing packaging for food, medical devices and electronic goods and protective packaging for industrial products.

     Over the past several years, the Company has executed a comprehensive growth strategy based upon (i) achieving internal growth through product extensions and further penetration into higher growth markets and (ii) growth through strategic acquisitions. The Company has completed six acquisitions since 1995. Since 1993, net sales, Adjusted EBITDA and Adjusted EBIT (as defined herein) have increased at compound annualized growth rates of 9.6%, 12.8% and 20.8%, respectively, and, excluding such acquisitions, of 4.7%, 8.7% and 16.8%, respectively.

MARKETS

     Consumer Packaging. The Consumer Packaging product group designs and manufactures plastic and paper-based products for food packaging applications and, more recently, for applications in the medical and electronics industries. The Company produces a broad array of items, including plastic containers for prepared foods, produce and baked goods; specialty paper products such as fluted baking cups and liners for cookies and other baked goods; microwaveable packaging materials; and protective packaging for medical devices and electronics products. The Consumer Packaging product group markets its products to a variety of end users, including national wholesale bakeries, supermarket chains, foodservice distributors, fast-food chains, major agricultural growers, medical equipment suppliers and electronics manufacturers. The Company also manufactures a variety of plastic sheet and film products from several different resins for internal use and sales to third party converters. Ivex is the leading producer of oriented polystyrene ("OPS") sheet in North America. The Consumer Packaging product group represented approximately 56% of the Company's net sales and 58% of the Company's Adjusted EBITDA during the 12 months ended June 30, 1997.

     Industrial Packaging. The Industrial Packaging product group manufactures and coats film, paper and foil products for protective packaging and specialty papers. The Company produces products for some of the fastest growing applications in the protective packaging industry, including film and paper maskings and self-sealing coated packaging applications. These products are marketed primarily to consumer durable goods manufacturers, automotive companies, other industrial manufacturers and integrated paper producers. The Company also manufactures a variety of recycled kraft paper made from post-consumer and post-industrial fibers and specialty lightweight paper made primarily from virgin pulp for internal use and sales to third party converters. The Industrial Packaging product group represented approximately 44% of the Company's net sales and 42% of the Company's Adjusted EBITDA during the 12 months ended June 30, 1997.

BUSINESS STRATEGY

     Ivex seeks to differentiate itself from other packaging providers by offering customized packaging that addresses the specialized needs of its customers. The Company's goal is to be the number one or number two provider of customized packaging in its markets. Ivex believes it has a number of key strengths that support its ability to implement this strategy:

     Focus on Niche Markets. Ivex focuses primarily on markets with attractive margin and growth characteristics. The Company's markets include the in-store bakery, delicatessen and prepared food sections of supermarkets; foodservice outlets; medical equipment and electronics goods manufacturers; and users of industrial protective masking. The Company believes that these markets have been among the fastest growing for packaging products over the past several years. Each of these is characterized by few competitors, technological barriers to entry, significant customer service requirements and attractive growth potential.

     Broad Product Range. Ivex manufactures a broad range of plastic and paper-based stock and customized packaging products to provide a full service approach to fulfilling its customers' packaging needs. Through its multi-resin extrusion and thermoforming capabilities, Ivex is able to offer its customers a variety of plastic packaging solutions. The Company believes its breadth of product range and customization capabilities are competitive advantages that allow it to be more responsive to, and provide a single supply source for, many of its customers' packaging needs. Further, these capabilities enhance the Company's ability to adapt to changing market preferences.

     Flexible Design and Engineering. Ivex seeks to maximize opportunities within niche markets by providing its customers with lower-cost product development and shorter lead times than its competitors. The Company delivers these benefits through research and development and technical expertise such as computer-aided design and manufacturing and extensive in-house mold-making capabilities.

     Vertical Integration. Ivex pursues a vertically integrated operating strategy in order to maximize product quality, minimize the influence of external commodity price fluctuations and maintain its low-cost position. Within Consumer Packaging, the Company operates two polymerization, seven extrusion and eleven thermoforming facilities. In 1996, the Company produced 42% of its polystyrene needs and 100% of its OPS sheet needs internally, resulting in a significant advantage over competitors that purchase these materials in the open market. Within Industrial Packaging, the Company's polyethylene film and paper facilities provide important source products and product development capabilities for many of the Company's protective packaging products.

     Proprietary Technology. Ivex's proprietary technology strengthens its product quality, market position and growth prospects in existing markets as well as new product and geographic markets. Examples of the Company's proprietary technology used by Consumer Packaging include extensive extrusion process technology, low residual monomer polymerization technology and the capability to manufacture OPS film to a gauge of less than one-thousandth of an inch. Because of its proprietary production technology, the Company's OPS is recognized as having a high level of quality within the industry. Within Industrial Packaging, the Company utilizes many customized adhesive and cohesive formulations in its surface protection and self-sealing products which strengthen its market position and product development capabilities.

     Broad Distribution Network. The geographic breadth of Ivex's manufacturing and distribution network, including 26 plants in North America and Europe and an extensive network of sales representatives, is another significant advantage over the Company's competitors, which are often smaller and regionally based. Ivex's distribution network allows it to meet the broad geographic needs of its larger customers from a single source, which is an advantage as customers seek to reduce their number of suppliers. Extensive geographic coverage also reduces transportation costs and contributes to the Company's cost competitiveness.

GROWTH STRATEGY

     Over the past several years, Ivex has executed a comprehensive growth strategy based upon (i) internal growth through product extensions and further penetration into higher growth markets and (ii) growth through strategic acquisitions. Since 1993, net sales, Adjusted EBITDA and Adjusted EBIT have increased at compound annualized growth rates of 9.6%, 12.8% and 20.8%, respectively, and, excluding such acquisitions, of 4.7%, 8.7% and 16.8%, respectively. The Company believes it can continue growing sales and earnings through its growth strategy as well as through utilizing excess cash flow to reduce debt and interest expense.

     Internal Growth. Ivex intends to utilize its business strategy and strong market position to capitalize on a number of emerging industry trends. As supermarkets, bakeries and foodservice distributors consolidate packaging vendors to create efficiencies, the Company plans to use its broad product offerings and distribution capabilities to capture market share through increased sales to these customers. Consumer trends toward convenient, ready-to-eat food products and the increased utilization of clear plastic packaging for more appealing presentation within the delicatessen, bakery and produce sections of supermarkets are resulting in increasing use of OPS sheet. As the leading producer of OPS sheet in North America, Ivex believes that it will experience increased production and sales of OPS sheet. In addition, manufacturers are increasingly realizing the quality and cost/benefit advantage of using protective packaging and masking to protect products from damage or breakage during manufacturing, handling, storage and shipping. This trend creates additional demand for the Company's protective masking products and corrugated cushioning materials.

     Acquisitions. Ivex has pursued a disciplined acquisition program of "bolt-on" acquisitions that are easily integrated into the Company's operations and that meet certain defined strategic and financial return criteria. Since 1995, Ivex has completed six acquisitions that achieve a number of strategic objectives:

     - apply existing technology to new products and markets (the acquisition of Plastofilm Industries, Inc. added medical and electronics end markets);

     - fill out or extend existing product lines and markets (the acquisition of Trio Products, Inc. added multi-resin capabilities and the acquisition of Packaging Products, Inc. expanded surface protection product offerings);

     - expand geographical presence (the acquisitions of M&R Plastics, Inc. and AVPEX International in Canada and the European OPS business of Viskase Limited extended operations outside the United States); and

     - create rationalization opportunities (the integration of Plastofilm's extrusion operation into Trio created a lower-cost operation).

As a market leader with a broad range of products and proven capabilities, the Company believes that it is well positioned to continue to successfully apply its acquisition and operating expertise to take advantage of consolidation opportunities within the highly fragmented specialty packaging market.

                            ------------------------

     The Company's principal executive offices are located at 100 Tri-State Drive, Suite 200, Lincolnshire, Illinois 60069, and its telephone number is
(847) 945-9100.

                                  RISK FACTORS

     Purchasers of Common Stock in the Offerings should carefully consider the factors set forth under the caption "Risk Factors" and other information included in this Prospectus prior to making an investment decision. In particular, such factors include the Company's highly leveraged condition, historical losses, the Company's dependence on subsidiary distributions, volatility of raw material pricing, cyclical demand for certain of the Company's products, highly competitive markets, risks associated with the Company's growth strategy, environmental matters, the limitation on the ability of the Company to use its net operating losses, control by principal stockholders, anti-takeover provisions, absence of a prior public market for the Common Stock, restrictions on the ability of the Company to pay dividends, shares eligible for future sale, dilution and tangible net worth deficiency and nonrecurring charges in connection with the Offerings. See "Risk Factors."

                                THE REFINANCING


     The Offerings are a component of a comprehensive refinancing strategy of the Company to significantly lower its interest expense, strengthen its balance sheet and provide financial flexibility to enable Ivex to continue to pursue investment opportunities. As part of this refinancing, IPC will enter into, simultaneously with consummation of the Offerings, a new credit facility (the "New Credit Facility") that will refinance its existing credit facility (the "Existing Credit Facility"). The Company intends to use the proceeds of the Offerings together with borrowings under the New Credit Facility to refinance substantially all of its existing indebtedness.

     Specifically, IPC presently intends to use approximately $176.3 million of the funds to be provided under the New Credit Facility to retire the entire $158 million aggregate principal amount of its 12 1/2% Senior Subordinated Notes due 2002 (the "12 1/2% Subordinated Notes") and pay approximately $12.4 million of premiums and $5.8 million of accrued interest (assuming the 12 1/2% Subordinated Notes are purchased September 30, 1997) pursuant to a tender offer and consent solicitation (the "Subordinated Note Offer"). The Company presently intends to use the proceeds of the Offerings and borrowings under the New Credit Facility to retire all or a portion of the $160 million aggregate principal amount ($116.8 million accreted value assuming the 13 1/4% Discount Debentures are purchased September 30, 1997) of its 13 1/4% Senior Discount Debentures due 2005 (the "13 1/4% Discount Debentures") plus approximately $16.8 million of premiums pursuant to a tender offer and consent solicitation (the "Senior Debenture Offer" and, together with the Subordinated Note Offer, the "Offers"). See "The Refinancing," "Capitalization" and "Pro Forma Consolidated Financial Data -- Pro Forma Consolidated Statements of Operations."


     The New Credit Facility provides for aggregate maximum borrowings by IPC of up to $475 million principal amount at variable interest rates. On a pro forma basis at June 30, 1997, the Company expects IPC to borrow approximately $328.4 million under the New Credit Facility to (i) refinance $49.2 million outstanding under the revolving credit portion of the Existing Credit Facility, (ii) refinance $52.5 million outstanding under the term loan portion of the Existing Credit Facility, (iii) apply approximately $178.2 million to the acquisition of the 12 1/2% Subordinated Notes and a portion of the 13 1/4% Discount Debentures,
(iv) lend approximately $14.0 million to certain key executives to enable them to pay their individual income taxes payable in connection with the conversion of the IPC Options (as hereinafter defined) and (v) pay approximately $34.6 million of fees associated with these transactions, and to utilize approximately $45 million of availability under the New Credit Facility to refinance outstanding letters of credit. See "Description of Certain Indebtedness -- The New Credit Facility," "Capitalization" and "Pro Forma Consolidated Financial Data."


                                 THE OFFERINGS

Common Stock offered by the Company..................  6,700,000 shares(1)
Common Stock offered by the Selling Stockholder......  1,700,000 shares
Common Stock to be outstanding after the Offerings...  19,166,666 shares(1)(2)
Use of Proceeds......................................  To repay certain indebtedness. See "The
                                                       Refinancing" and "Use of Proceeds."
NYSE Symbol..........................................  The Common Stock has been approved for listing on the New York Stock Exchange (the "NYSE")
                                                       under the symbol "IXX," subject to official
                                                       notice of issuance.

-------------------------
(1) Assumes no exercise of the over-allotment options granted by the Company to the Underwriters.

(2) Includes 2,114,133 shares of Common Stock to be issued to certain officers of the Company concurrently with the closing of the Offerings, assuming an initial offering price of $15.00 per share (the midpoint of the range of the estimated public offering price set forth on the cover page hereof), but excludes approximately 766,667 shares (817,067 shares assuming exercise of the over-allotment option) of Common Stock (assuming such offering price) to be issued under outstanding stock options granted to certain officers of the Company. See "Management -- Executive Compensation."

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

     The following summary selected consolidated financial data presented below for, and as of the end of, each of the years in the five year period ended December 31, 1996, are derived from and should be read in conjunction with the consolidated audited financial statements of the Company. The data as of and for the six months ended June 30, 1996 and 1997 are derived from the consolidated unaudited interim financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for such periods. The financial data of Ivex reflect the following acquisitions as of the respective acquisition dates:
Packaging Products, Inc. ("PPI") as of September 11, 1995; Plastofilm Industries, Inc. ("Plastofilm") as of August 16, 1996; Trio Products, Inc. ("Trio") as of September 11, 1996; the OPS business based in the United Kingdom (the "European OPS Business") as of January 17, 1997; and M&R Plastics Inc. ("M&R") as of February 21, 1997. The following summary selected financial data do not reflect the impact of any pro forma adjustments for the transactions contemplated hereby, except that the earnings (loss) per share amounts give effect to the Company's 9.65-for-1 stock split effective immediately prior to the Offerings.

                                                                                                  SIX MONTHS
                                                  YEAR ENDED DECEMBER 31,                       ENDED JUNE 30,
                                  --------------------------------------------------------   ---------------------
                                    1992       1993        1994        1995        1996        1996        1997
                                  --------   ---------   ---------   ---------   ---------   ---------   ---------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.......................  $367,649   $ 366,851   $ 390,975   $ 451,569   $ 451,807   $ 210,443   $ 264,034
Gross profit....................    74,076      72,213      74,271      85,160     100,383      45,775      56,361
Selling and administrative......    38,502      39,274      41,662      42,567      47,462      22,132      29,467
Amortization of
  intangibles(1)................    12,266       4,372       1,140       1,904         621         258         512
Write-off of goodwill(1)........               113,859                  13,471
Acquisition related
  expense(2)....................                 1,100
Restructuring and special
  charges(3)....................                 4,350                   4,960
                                  --------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) from operations...    23,308     (90,742)     31,469      22,258      52,300      23,385      26,382
Interest expense................    46,426      37,179      39,820      43,270      42,732      21,221      22,805
                                  --------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) before income
  taxes and extraordinary
  item..........................   (23,118)   (127,921)     (8,351)    (21,012)      9,568       2,164       3,577
Income tax provision............    (1,722)     (1,177)       (942)     (1,113)       (900)       (440)       (890)
                                  --------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) before
  extraordinary item............   (24,840)   (129,098)     (9,293)    (22,125)      8,668       1,724       2,687
Extraordinary item(4)...........    (5,532)                             (2,359)
                                  --------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss)...............  $(30,372)  $(129,098)  $  (9,293)  $ (24,484)  $   8,668   $   1,724   $   2,687
                                  ========   =========   =========   =========   =========   =========   =========
Earnings (loss) per share(5):
  Income (loss) before
    extraordinary item..........             $  (12.63)  $    (.90)  $   (2.14)  $     .84   $     .17   $     .26
                                             =========   =========   =========   =========   =========   =========
  Net income (loss).............             $  (12.63)  $    (.90)  $   (2.37)  $     .84   $     .17   $     .26
                                             =========   =========   =========   =========   =========   =========
OTHER OPERATING DATA:
Cash flow from operating
  activities....................  $ 31,195   $  22,157   $  15,647   $  22,746   $  49,202   $  17,451   $   1,269
Cash flow used by investing
  activities....................   (11,306)     (8,261)    (13,057)    (29,871)    (38,136)     (7,650)    (41,689)
Cash flow from (used by)
  financing activities..........   (24,838)     (5,823)     (6,102)      5,666     (13,074)    (10,191)     45,943
Adjusted EBIT(6)................    28,597      28,567      31,469      41,828      52,300      23,385      26,382
Depreciation and
  amortization(1)...............    30,931     137,837      22,189      35,871      22,724      11,303      13,290
Adjusted EBITDA(7)..............    54,239      52,545      53,658      63,089      75,024      34,688      39,672
Capital expenditures............    12,820       9,528      16,769      19,385      17,633       7,996      10,984

                                                        DECEMBER 31,                               JUNE 30,
                                  --------------------------------------------------------   ---------------------
                                    1992       1993        1994        1995        1996        1996        1997
                                  --------   ---------   ---------   ---------   ---------   ---------   ---------
                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(8)..............  $ 28,451   $  34,729   $  32,853   $  38,090   $  32,539   $  39,885   $  60,200
Total assets....................   423,051     297,674     304,246     294,911     315,901     289,476     370,642
Long-term debt..................   278,369     330,201     330,768     353,717     352,893     349,850     404,612
Redeemable preferred stock......    50,313
Stockholders' equity
  (deficit).....................    23,899    (101,579)   (111,266)   (136,332)   (127,344)   (134,608)   (124,392)

(1) Depreciation and amortization for the year ended December 31, 1995 includes the accelerated non-cash write-off of goodwill of $13,471 and the accelerated non-cash write-off of a non-compete agreement of $1,139. Depreciation and amortization for the year ended December 31, 1993 includes the accelerated non-cash write-off of goodwill totaling $113,859. Depreciation and amortization for the year ended December 31, 1992 includes the accelerated non-cash write-off of non-compete agreements and a patent totaling $5,289.

(2) Acquisition related expense totaling $1,100 was incurred during 1993 in connection with an acquisition attempt.

(3) Operating results for the year ended December 31, 1995 include the following special charges: $2,250 associated with IPC's special incentive agreement with certain executive officers, $1,950 of costs related to an attempted initial public equity offering and a reduction of land value of $760 associated with a donation of certain land to the Village of Chagrin Falls, Ohio. Operating results for the year ended December 31, 1993 include restructuring and special charges of $4,350, reflecting a $1,500 non-cash write-down of certain property held for sale and costs of $2,850 related to the reorganization of the Consumer Packaging product group, which include, among other things, severance, transition and relocation expenses.

(4) In connection with the 1995 refinancing of IPC's credit facility, the Company wrote off deferred financing costs of $2,359. In connection with the 1992 12 1/2% Subordinated Note offering, the Company wrote off deferred financing costs of $5,977, net of a tax benefit of $445.

(5) The earnings (loss) per share amounts give effect to the Company's 9.65-for-1 stock split effective immediately prior to the Offerings. A loss per share amount has not been presented for 1992 since the Company's combined financial statement presentation and capital structure precluded meaningful equivalent per share calculations.

(6) Adjusted EBIT includes income from operations adjusted to exclude goodwill write-offs of $13,471 and $113,859 for the years ended December 31, 1995 and 1993, respectively, and acquisition related expenses of $1,100, restructuring charges of $2,850 and special charges of $1,500 for the year ended December 31, 1993. In addition, Adjusted EBIT for the year ended December 31, 1995 excludes the accelerated write-off of a non-compete agreement of $1,139 and special charges of $4,960, and for the year ended December 31, 1992 excludes the accelerated write-off of non-compete agreements and a patent totaling $5,289. Ivex believes that Adjusted EBIT provides additional information for determining its ability to meet future debt service requirements. However, Adjusted EBIT is not a defined term under generally accepted accounting principles ("GAAP").

(7) Adjusted EBITDA includes income from operations adjusted to exclude depreciation and amortization expenses, goodwill write-offs of $13,471 and $113,859 for the years ended December 31, 1995 and 1993, respectively, and acquisition related expenses of $1,100, restructuring charges of $2,850 and special charges of $1,500 for the year ended December 31, 1993. In addition, Adjusted EBITDA for the year ended December 31, 1995 includes special charges of $4,960. Ivex believes that Adjusted EBITDA provides additional information for determining its ability to meet future debt service requirements. However, Adjusted EBITDA is not a defined term under GAAP and is not indicative of operating income or cash flow from operations as determined under GAAP.

(8) Working capital is determined to be the excess of current assets over current liabilities (including the current portion of long-term debt).

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA
                                  (UNAUDITED)

     The following summary unaudited pro forma consolidated financial data were derived from and should be read in conjunction with the "Pro Forma Consolidated Financial Data" included elsewhere in this Prospectus. The following summary pro forma consolidated financial data give effect to the transactions contemplated hereby as if such transactions had occurred at the beginning of the periods presented below for purposes of the statement of operations and other operating data, and as of the dates presented below for purposes of the balance sheet data. The following summary pro forma consolidated financial data do not reflect the Company's actual results of operations or financial position had the transactions contemplated hereby been consummated on the dates assumed. The pro forma results of operations for the period ended June 30, 1997 are not necessarily indicative of the results to be expected for the entire year. This unaudited data should be read in conjunction with the audited consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                     YEAR ENDED                    SIX MONTHS ENDED
                                                  DECEMBER 31, 1996                  JUNE 30, 1997
                                            -----------------------------    -----------------------------
                                            HISTORICAL    PRO FORMA(1)(4)    HISTORICAL    PRO FORMA(1)(4)
                                            ----------    ---------------    ----------    ---------------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...............................      $451,807        $451,807         $264,034        $264,034
Gross profit............................       100,383         100,383           56,361          56,361
Selling and administrative..............        47,462          47,462           29,467          29,467
Amortization of intangibles.............           621             621              512             512
                                            ----------      ----------       ----------      ----------
Income from operations..................        52,300          52,300           26,382          26,382
Interest expense........................        42,732          25,147(2)        22,805          13,841(2)
                                            ----------      ----------       ----------      ----------
Income before income taxes..............         9,568          27,153            3,577          12,541
Income tax provision....................          (900)        (10,861)(3)         (890)         (5,016)(3)
                                            ----------      ----------       ----------      ----------
Income before extraordinary item........      $  8,668      $   16,292       $   2,687       $    7,525
                                            ==========      ==========       ==========      ==========
Income before extraordinary item per
  share(5)..............................     $     .84      $      .85       $      .26      $      .39
                                            ==========      ==========       ==========      ==========
Average shares outstanding(5)...........    10,352,533      19,166,666       10,352,533      19,166,666
                                            ==========      ==========       ==========      ==========

                                                  DECEMBER 31, 1996                  JUNE 30, 1997
                                            -----------------------------    -----------------------------
                                            HISTORICAL    PRO FORMA(1)(4)    HISTORICAL    PRO FORMA(1)(4)
                                            ----------    ---------------    ----------    ---------------
                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........................    $   32,539      $   21,419       $   60,200      $   50,330
Total assets............................       315,901         351,893          370,642         405,154
Long-term debt..........................       352,893         299,714          404,612         352,683
Stockholders' deficit...................      (127,344)        (56,228)        (124,392)        (53,044)

-------------------------
(1) Adjusted for (i) the issuance and sale of shares of Common Stock by the Company (assuming net proceeds of $92,316), (ii) the issuance of 2,114,133 shares to management in connection with the conversion of the IPC Options and (iii) borrowings under the New Credit Facility, and the anticipated use of net proceeds from such transactions to purchase the 12 1/2% Subordinated Notes and 13 1/4% Discount Debentures as if such issuances and borrowings had occurred at the beginning of the periods presented. Accordingly, the pro forma adjustments reflect the refinancing of the Existing Credit Facility, the repurchase of all of the outstanding 12 1/2% Subordinated Notes and all of the outstanding 13 1/4% Discount Debentures.

(2) Represents the adjustment of interest expense, as follows:


                                                                    YEAR ENDED        SIX MONTHS ENDED
                                                                 DECEMBER 31, 1996     JUNE 30, 1997
                                                                 -----------------    ----------------
    Estimated interest on the New Credit Facility at a
      weighted average interest rate of 7.9%.................        $ 21,623             $12,173
    Elimination of interest on the 12 1/2% Subordinated
      Notes..................................................         (19,891)             (9,866)
    Elimination of interest on the 13 1/4% Discount
      Debentures.............................................         (12,811)             (6,968)
    Elimination of interest on the Existing Credit
      Facility...............................................          (4,843)             (3,439)
    Non-cash amortization of new deferred financing costs....             677                 339
    Elimination of amortization of existing deferred
      financing costs........................................          (1,363)               (714)
    Interest income on management note receivable (at
      7.0%)..................................................            (977)               (489)
                                                                     --------             -------
         Net change in interest expense......................        $(17,585)            $(8,964)
                                                                     ========             =======

(3) The Company's income tax provision for the year ended December 31, 1996 and the six months ended June 30, 1997 has been adjusted to reflect a 40% effective tax rate on pro forma taxable income.

(4) The pro forma statements of operations do not reflect non-cash extraordinary expense of $8,528 and $8,141 for previously capitalized debt issuance costs during the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, and a cash extraordinary expense of $30,496 during both periods for prepayment costs assumed to have been paid in connection with the repurchase of all of the outstanding 12 1/2% Subordinated Notes and 13 1/4% Discount Debentures. Also the pro forma statements of operations for the year ended December 31, 1996 and the six months ended June 30, 1997 do not include a nonrecurring compensation charge of approximately $49,200 in connection with the conversion of the IPC Options. The nonrecurring compensation charge consists of (i) a non-cash compensation charge of approximately $31,700 associated with the conversion of the IPC Options into shares of the Company's common stock and (ii) a non-cash compensation charge of approximately $17,500 associated with the accrual of future Company payments to senior management of an amount which (after taxes) will enable such management to pay the interest on the loans made to them by the Company. Such loans were made to senior management to enable them to pay their individual income taxes payable in connection with the conversion of the IPC Options. The extraordinary expense and nonrecurring charge is expected to be recorded net of a tax benefit of approximately $35,300 and $35,100 during the year ended December 31, 1996 and the six months ended June 30, 1997.


(5) The average shares outstanding and the income before extraordinary item per share give effect to the Company's 9.65-for-1 stock split immediately prior to the Offerings.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Prospectus, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: international, national and local general economic and market conditions; demographic changes; the size and growth of the paper and plastic packaging markets for both consumer and industrial uses; the ability of the Company to sustain, manage or forecast its growth; the ability of the Company to successfully make and integrate acquisitions; the size, timing and mix of purchases of the Company's products; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; contingent liabilities and other claims asserted against the Company; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; the use of proceeds from the Offering; and other factors referenced in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including, without limitation, under the captions "Risk Factors," "Use of Proceeds," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective purchasers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. The safe-harbor provided by the PSLRA shall not apply to a forward-looking statement made in connection with an initial public offering.

                                  RISK FACTORS

     Prospective purchasers should consider carefully the specific risk factors set forth below before determining whether to purchase the shares of Common Stock offered hereby.

LEVERAGE

     Ivex is, and immediately following the Offerings will remain, significantly leveraged. As set forth under "Capitalization," on a pro forma basis (assuming completion of the Offerings and use of the proceeds thereof as set forth herein) the Company would have had $352.7 million of long-term indebtedness outstanding (excluding current maturities) and stockholders' deficit of $53.0 million as of June 30, 1997. Pursuant to the terms of the indenture relating to the 12 1/2% Subordinated Notes (the "Subordinated Note Indenture"), IPC will be able to redeem any 12 1/2% Subordinated Notes that are not repurchased pursuant to the Subordinated Note Offer on December 15, 1997. Any 13 1/4% Discount Debentures remaining outstanding after completion of the Senior Debenture Offer will continue to accrete in value until March 15, 2000, at which time the interest on such debentures will become payable currently in cash. The Company's future operating performance and ability to service or refinance its indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond its control, and consequently the Company may be unable to service all of its debt in the future. There can be no assurance that the Company's future operating performance and the availability under the Company's New Credit Facility will be sufficient to service such indebtedness or that the Company will be able to refinance its indebtedness in whole or in part.


     The Subordinated Note Indenture and the indenture relating to the 13 1/4% Discount Debentures (the "13 1/4% Discount Indenture") contain, and are expected to continue to contain if the consent solicitations with respect thereto are not successful, and the New Credit Facility will contain, covenants imposing certain operating and financial restrictions. The covenants under the New Credit Facility will limit, among other things, the incurrence of additional indebtedness by IPC and its subsidiaries, the payment by IPC of dividends or other distributions to the Company, the redemption of capital stock of IPC or the making of other restricted payments, transactions with affiliates, the use of proceeds from the disposal of assets, the incurrence of liens, and the merger, consolidation or sale of all or substantially all the assets of IPC. In addition, the New Credit Facility will require IPC to maintain specified financial ratios and levels, including those relating to cash flow, net worth and maximum leverage. See "Description of Certain Indebtedness -- The New Credit Facility." The 13 1/4% Discount Indenture contains certain similar operating and financial restrictions and will continue to contain such restrictions if the consent solicitation with respect to the 13 1/4% Discount Debentures is not successful. The ability of IPC to comply with the covenants contained in the New Credit Facility and the ability of the Company to comply with the 13 1/4% Discount Indenture will depend on, among other things, IPC's future performance, which will, in part, be subject to prevailing economic, financial and business factors beyond IPC's control. The Company's or IPC's failure to comply with such financial provisions could result in a default under these agreements, which if not cured or waived, could have a material adverse effect on the Company. See "Description of Certain
Indebtedness -- The New Credit Facility" and "-- The 13 1/4% Discount
Debentures."



     The degree to which the Company is leveraged could have important consequences to holders of the Common Stock, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of and interest on its existing indebtedness, thereby reducing funds available for operations; (iii) the agreements governing the Company's long-term indebtedness and bank loans contain, and the New Credit Facility will contain, certain restrictive covenants, including certain covenants that limit the payment of dividends and other distributions by IPC to the Company, and the 13 1/4% Discount Indenture contains, and will continue to contain if the consent solicitation with respect to the 13 1/4% Discount Debentures is not successful, certain restrictive covenants, including covenants that limit the ability of the Company to pay dividends and to make other distributions to its stockholders;
(iv) borrowings under the New Credit Facility will be at floating rates of interest, causing the Company to be vulnerable to increases in interest rates; and (v) the Company's substantial degree of leverage could make it more vulnerable to a downturn in general economic conditions. The Company's ability to make scheduled payments of the principal of or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, primarily interest rate levels and financial, competitive, business and other factors, many of which are beyond its control. See "Description of Certain Indebtedness."


HISTORICAL LOSSES

     Although the Company had net income of $8.7 million in 1996, the Company has experienced substantial net losses in the past, principally as a result of the significant interest charges, certain non-cash goodwill write-offs and other nonrecurring charges. These net losses were $9.3 million and $24.5 million for the years ended December 31, 1994 and 1995, respectively.

DEPENDENCE ON SUBSIDIARY DISTRIBUTIONS


     The Company conducts business through IPC and IPC's subsidiaries and has no operations of its own. The primary asset of the Company is the capital stock of IPC. The Company has no cash flow other than from dividends and other distributions from IPC. The right of the Company to participate in any distribution of earnings or assets of IPC and IPC's subsidiaries is subject to the prior claims of the creditors of IPC and such subsidiaries. In addition, the agreements governing the Company's long-term indebtedness and bank loans contain, and the New Credit Facility will contain, certain restrictive covenants, including certain covenants that limit IPC's ability to pay dividends or make other distributions to the Company. As part of the proposed amendments contained in the Subordinated Note Offer, the restrictions contained in the 12 1/2% Subordinated Notes on IPC's ability to pay dividends will be deleted if such offer is consummated. The 13 1/4% Discount Indenture also restricts the ability of the Company to pay dividends, unless such provisions are amended or waived. As part of the proposed amendments contained in the Senior Debenture Offer, the restrictions contained in the 13 1/4% Discount Indenture on the Company's ability to pay dividends will be deleted if such offer is consummated. In addition, under Delaware law, IPC is permitted to pay cash dividends to the Company only (i) out of IPC's capital surplus (the excess of net assets over stated capital) or (ii) out of the net income of IPC for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

VOLATILITY OF RAW MATERIAL PRICING

     Styrene monomer, polystyrene, polyethylene, polypropylene, polyvinyl chloride and polyethylene terephthelate are the basic raw materials used in the manufacture of most of Consumer Packaging's plastic products. The prices of these raw materials are a function of, among other things, the manufacturing capacity for such raw materials and the price for the petrochemical feed stocks of such materials. Similarly, the prices for virgin pulp and recycled fiber which are the basic raw materials used directly in the manufacture of many of the Company's specialty kraft (non-bleached) papers and indirectly in the manufacture of many of Consumer Packaging's and Industrial Packaging's paper packaging products, are a function of, among other things, pulp manufacturing capacity, the price for pulp wood and wood chips and the price for old corrugated containers ("OCC"), double-lined kraft ("DLK") and other recycled paper materials. In the event of cost increases for raw materials, failure to achieve corresponding sales price increases in a timely manner, sales price erosion without a corresponding reduction in raw material costs or failure to renegotiate favorable raw material supply contracts could have a material adverse effect on the Company.

CYCLICAL DEMAND FOR THE COMPANY'S PRODUCTS

     Demand and pricing for certain of Industrial Packaging's protective packaging products and specialty papers are cyclical in nature and are subject to general economic conditions that affect market demand. Demand for paper has historically corresponded to changes in the rate of growth in the U.S. economy and demand for protective packaging is driven by trends in the building, construction, automotive and durable goods markets. Growth in the U.S. economy generally stimulates demand for these products. Conversely, a weakening in the U.S. economy tends to decrease demand for these products, thereby adversely affecting the Company's profitability and its ability to satisfy its debt service obligations. Consequently, adverse economic conditions could have a material adverse effect on the condition of the Company.

COMPETITION

     The markets in which the Company operates are highly competitive. The Company's competitors range from the largest packaging companies in the U.S. to small, emerging companies. Many of the companies that compete with the Company have greater financial and other resources than the Company, while others are significantly smaller with lower fixed costs and greater operating flexibility. See "Business -- Competition."

RISKS ASSOCIATED WITH GROWTH STRATEGY

     The Company's future growth will depend in part on additional acquisitions of plastic and paper packaging businesses. There can be no assurance that the Company will be able to locate or acquire other suitable acquisition candidates on acceptable terms or that the Company will be able to fund future acquisitions because of limitations contained in its instruments and agreements governing its indebtedness or otherwise. See "Description of Certain Indebtedness." In pursuing its strategy of growth through acquisitions, the Company will face risks including difficulty in assimilating the operations and personnel of the acquired businesses, disruption of the Company's ongoing business, dissipation of the Company's limited management resources, and impairment of relationships with employees and customers of the acquired business as a result of changes in ownership and management. Moreover, additional indebtedness incurred to make acquisitions could adversely affect the Company's liquidity and financial stability, and the issuance of Common Stock to effect acquisitions could result in dilution to the Company's stockholders.

ENVIRONMENTAL MATTERS PERTAINING TO THE COMPANY

     The past and present business operations of the Company and the past and present ownership and operations of real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. The Company is currently involved with environmental remediation and on-going maintenance at certain of its facilities and from time to time is involved in regulatory proceedings and inquiries relating to compliance with environmental laws and permits and other environmental matters. In the future, the Company may be identified as a potentially responsible party ("PRP") and be subject to liability under applicable law. No assurance can be given that additional environmental issues relating to the presently known matters or identified sites or to other sites or matters related to the Company or to regulatory proceedings or inquiries will not require future expenditures. Various federal, state, local and foreign regulatory authorities from time to time have considered enacting and, on a number of occasions, have enacted, legislation regarding solid waste disposal, packaging recovery, recycling requirements and the use and content of plastic packaging. There can be no assurance that such legislation will not have a material adverse effect on the Company. See "Business -- Environmental Matters and Business Regulation."

LIMITATION ON USE OF NET OPERATING LOSSES

     As of December 31, 1996, the Company had approximately $76 million of net operating loss ("NOL") carryforwards available to be used to offset income.
Section 382 ("Section 382") of the Internal Revenue Code of 1986, as amended (the "Code"), imposes limitations on a corporation's ability to use NOL carryforwards if the corporation experiences a more-than-50-percent ownership change over a three-year testing period. In general, if such an ownership change occurs, Section 382 limits the amount of NOL carried over from pre-ownership change years that can be used in any one post-change year to an amount equal to the product of the value of the corporation's stock (with certain adjustments) at the time of the change multiplied by an interest rate determined by the Internal Revenue Service (the "IRS") for the month of the change.

     The Company expects that the Offerings, together with the conversion of the IPC Options, will result in a more-than-50% ownership change for purposes of
Section 382, resulting in the imposition of Section 382 limitations on the use of the Company's NOL carryforwards existing as of the date of the ownership change. In addition, Ivex expects to have a significant NOL attributable to the period after such ownership change resulting from certain one-time charges expected to be incurred as a result of the refinancing transactions described herein. Consequently, if another more-than-50% ownership change takes place after the consummation of the Offerings, such ownership change could result in the imposition of Section 382 limitations on such NOL.

CONTROL BY PRINCIPAL STOCKHOLDERS

     Immediately following the Offerings and the conversion of the IPC Options, assuming an initial public offering price of $15.00 per share (the mid-point of the range for the estimated public offering price set forth on the cover page hereof), the Selling Stockholder and certain related investors will beneficially own 8,536,673 shares of Common Stock (44.5%) (41.8% assuming the Underwriters' over-allotment options are exercised in full), and certain officers of the Company will beneficially own 2,229,993 shares of Common Stock (11.6%) (10.9% if the Underwriters' over-allotment options are exercised in full) and options exercisable into 766,667 shares of Common Stock. If these stockholders were to vote all of their shares in the same manner, they may have sufficient voting power to determine the outcome of any corporate transaction or other matter submitted to the stockholders for a vote, including the election of directors, mergers, consolidations and sales of all or substantially all of the Company's assets and preventing or causing a change of control of Ivex. See "Principal and Selling Stockholders."


     In addition, in connection with the Offerings, the Selling Stockholder and certain officers of the Company will enter into a Voting Agreement (the "Voting Agreement") pursuant to which the parties thereto will agree to vote all of their outstanding shares of Common Stock, for so long as they own such shares, for the nominees to the Board of Directors proposed according to the terms thereof. See "Principal and Selling Stockholders -- Voting Agreement."

ANTI-TAKEOVER PROVISIONS


     The Company's Amended and Restated Certificate of Incorporation (the "Amended Certificate") and Amended and Restated By-Laws (the "Amended By-Laws") will contain certain provisions that may have the effect of discouraging, delaying or making more difficult a change in control of the Company or preventing the removal of incumbent directors even if a majority of the Company's stockholders were to deem such an attempt to be in the best interest of the Company. Among other things, the Amended Certificate will provide for a classified Board of Directors and to allow the Board of Directors to issue up to 5,000,000 shares of preferred stock and fix the rights, privileges and preferences of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Any such issuance of shares of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Amended By-Laws, among other things, will limit the manner in which directors may be nominated by stockholders and limit the manner in which proposals may be made at stockholder meetings. The Company is also subject to Section 203 of the Delaware General Corporation Law ("Delaware GCL"), which could have the effect of delaying or preventing a change of control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of the Common Stock. See "Description of Capital
Stock -- Certain Charter and By-Law Provisions" and "-- Certain Statutory Provisions."


ABSENCE OF PRIOR PUBLIC MARKET FOR THE COMMON STOCK

     Prior to the Offerings, there has not been any public market for the Common Stock. The Common Stock has been approved for listing on the NYSE under the symbol "IXX," subject to official notice of issuance. There can be no assurance, however, that an active public market will develop or be sustained for the Common Stock or that investors in the Common Stock will be able to resell their shares of Common Stock at or above the initial public offering price. If a public market develops for the Common Stock, future trading prices of such securities will depend on many factors, including, among other things, the Company's results of operations and the market for similar securities. The trading price of the Common Stock could be subject to wide fluctuations in response to the Company's quarterly operating results, changes in earnings estimates by analysts or general market or economic conditions. The initial public offering price will be determined through negotiations between Ivex and the Underwriters and may not be indicative of the market price for the Common Stock after the Offerings. See "Underwriting." Also, the NYSE imposes certain minimum financial conditions to determine whether a company's shares may continue to be listed on the NYSE and the Company's failure to comply with such requirements could result in the removal of the Company's shares from listing on the NYSE.

RESTRICTIONS ON THE PAYMENT OF DIVIDENDS


     The Company currently intends to retain future earnings to fund the development and growth of its business and to repay indebtedness and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, the New Credit Facility will contain restrictions on the ability of IPC to make distributions to the Company to allow the Company to pay dividends, and the 13 1/4% Discount Indenture restricts, unless amended, the ability of the Company to pay cash dividends. See "The Refinancing."


SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offerings (assuming the Underwriters' over-allotment options are exercised in full) 20,426,666 shares of the Common Stock will be outstanding. Of such shares, the 9,660,000 shares sold in the Offerings will be freely tradeable by persons other than "affiliates" of the Company without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"). Sales of substantial amounts of the Common Stock or the availability of such shares in the public markets could adversely affect prevailing market prices for the Common Stock. See "Shares Eligible for Future Sale."

DILUTION AND TANGIBLE NET WORTH DEFICIENCY

     The deficit in net tangible book value of the Company at June 30, 1997 was $164.7 million or $15.91 per share. Based upon an assumed offering price of $15.00 per share (the mid-point of the range for the estimated public offering price set forth on the cover page hereof), purchasers of the Common Stock offered hereby will experience an immediate dilution in net tangible book value of $19.66 per share of the Common Stock purchased as a result of the purchase of their shares at such price and the issuance of 2,114,133 shares of Common Stock to management in connection with the conversion of the IPC Options concurrently with the closing of the Offerings. See "Dilution." After giving pro forma effect to the Offerings as if they had occurred on June 30, 1997, the Company would have had a tangible net worth deficiency of $89.3 million.

NONRECURRING CHARGES IN CONNECTION WITH THE OFFERINGS

     The Company expects to realize significant one-time charges in connection with the consummation of the Offerings, including $8.1 million in connection with the non-cash write-off of previously capitalized debt issuance costs and $30.5 million of cash expense for prepayment costs paid in connection with the repurchase of the 12 1/2% Subordinated Notes and the 13 1/4% Discount Debentures. Also, the Company expects to realize $49.2 million of executive compensation charges in connection with the Company's conversion, pursuant to the Amended and Restated Stock Option and Purchase Agreement, dated as of January 1, 1996, of certain key executives' stock options which are exercisable for 16,321 shares of IPC's common stock (the "IPC Options") into 2,114,133 newly issued shares of the Company's Common Stock and newly issued stock options exercisable for 766,667 shares of the Company's Common Stock. In addition, the executive compensation charge will include the accrual of future Company payments to senior management of an amount which (after taxes) will enable such management to pay the interest on the loans made to them by the Company. Such loans were made to senior management to enable them to pay their individual income taxes payable in connection with the conversion of the IPC Options. These one-time charges are not reflected in the Pro Forma Consolidated Statements of Operations Data for fiscal year 1996 or for the six months ended June 30, 1997. These one-time charges are reflected as an increase to stockholders' deficit in the Pro Forma Consolidated Balance Sheet as of June 30, 1997 included elsewhere herein. See "Pro Forma Consolidated Financial Data" and "Management -- Executive Compensation."

                                USE OF PROCEEDS

     The net proceeds to the Company (after deducting the underwriting discount and estimated expenses) from the sale of the Common Stock in the Offerings are estimated to be approximately $92.3 million ($109.9 million assuming the Underwriters' over-allotment options are exercised in full) assuming an initial public offering price of $15.00 per share (the mid-point of the range for the estimated public offering price set forth on the cover page hereof). The Company intends to use the proceeds of the Offerings to retire all or a portion of the $160 million aggregate principal amount ($116.8 million accreted value as of September 30, 1997) of 13 1/4% Discount Debentures. See "The Refinancing." The 13 1/4% Discount Debentures mature on March 15, 2005 and accrete in value at the rate of 13 1/4% per year until March 15, 2000, at which time the interest on such debentures will become payable in cash at the rate of 13 1/4% per annum. See "Description of Certain Indebtedness -- 13 1/4% Discount Debentures." In the event the net proceeds of the Offerings exceed the aggregate amount required to repurchase the 13 1/4% Discount Debentures pursuant to the Senior Debenture Offer, any such excess proceeds will be used for working capital and general corporate purposes.

                                DIVIDEND POLICY


     The Company has not declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings to fund the development and growth of its businesses and to repay indebtedness, and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The Company's principal source of cash from which to make dividend payments will be dividends distributed by IPC. The New Credit Facility will contain provisions that limit the ability of IPC to pay dividends and make distributions to the Company, and the 13 1/4% Discount Indenture, unless amended, restricts the ability of the Company to pay cash dividends and make other distributions to its stockholders. See "Description of Certain Indebtedness." Any future determination to declare and pay dividends will be made by the Board of Directors of the Company in light of the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant. Under Delaware law, the Company is permitted to pay cash dividends to its stockholders only (i) out of its capital surplus (the excess of net assets over its stated capital) or (ii) out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

                                    DILUTION

     The deficit in net tangible book value of the Company as of June 30, 1997 was $164.7 million or $15.91 per share. Deficit in net tangible book value per share of Common Stock is determined by dividing the net tangible book value of the Company (tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect to the sale of 6,700,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $15.00 per share (the mid-point of the range for the estimated public offering price set forth on the cover page hereof), the application of the estimated net proceeds thereof, as described in "Use of Proceeds," and the issuance of 2,114,133 shares of Common Stock to management in connection with the conversion of the IPC Options, the pro forma deficit in net tangible book value of the Company at June 30, 1997 would have been $89.3 million, or $4.66 per share. This represents an immediate increase in net tangible book value of $11.25 per share to existing stockholders and an immediate dilution in net tangible book value of $19.66 per share to purchasers in the Offerings. Dilution to purchasers in the Offerings is determined by subtracting net tangible book value per share, after giving effect to the Offerings and the issuance of shares of Common Stock to management in connection with the conversion of the IPC Options, from an assumed initial public offering price of $15.00 per share (the mid-point of the range for the estimated public offering price set forth on the cover page hereof). The following table illustrates this dilution on a per share basis as of June 30, 1997.

Assumed public offering price per share.....................               $15.00
Deficit in net tangible book value per share before the
  Offerings.................................................    $(15.91)
Increase in net tangible book value per share attributable
  to purchasing stockholders and shares issued to
  management................................................    $ 11.25
                                                                -------
Pro forma deficit in net tangible book value per share after
  the Offerings.............................................                (4.66)
                                                                           ------
Dilution per share to purchasing stockholders...............               $19.66
                                                                           ======

     The following table summarizes, on a pro forma basis as of June 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share by the existing stockholders and the purchasers in the Offerings:

                                             SHARES PURCHASED          TOTAL CONSIDERATION         AVERAGE
                                            -------------------      -----------------------        PRICE
                                              NUMBER        %           AMOUNT           %        PER SHARE
                                              ------        -           ------           -        ---------
Existing stockholders(1)(2).............    12,466,666     65.0%     $124,998,000       55.4%      $10.03
Purchasing stockholders.................     6,700,000     35.0       100,500,000       44.6        15.00
                                            ----------    -----      ------------      -----
                                            19,166,666    100.0%     $225,498,000      100.0%
                                            ==========    =====      ============      =====

-------------------------
(1) Total shares outstanding for existing stockholders includes 2,114,133 shares of Common Stock issued to management in connection with the conversion of the IPC Options and total consideration for existing stockholders includes $31.7 million related to management compensation associated with such conversion.

(2) Sales by the Selling Stockholder in the Offerings will reduce the number of shares held by existing stockholders to 10,766,666 or approximately 56.2% of the total number of shares of Common Stock outstanding after the Offering (or approximately 52.7% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 8,400,000, or approximately 43.8% of the total number of shares of Common Stock outstanding after the Offering (or 9,660,000 shares and approximately 47.3% if the Underwriters' over-allotment option is exercised in full).

                                THE REFINANCING


     The Offerings are a component of a comprehensive refinancing strategy of the Company to significantly lower its interest expense, strengthen its balance sheet and provide financial flexibility to enable Ivex to continue to pursue investment opportunities. As part of this refinancing, IPC will enter into, simultaneously with consummation of the Offerings, the New Credit Facility that will refinance its Existing Credit Facility. The Company intends to use the proceeds of the Offerings together with borrowings under the New Credit Facility to refinance substantially all of its existing indebtedness.



     Specifically, IPC presently intends to use approximately $     million of
the funds to be provided under the New Credit Facility to retire the entire $158 million aggregate principal amount of its 12 1/2% Subordinated Notes and to pay
approximately $     million of premiums and $     million of accrued interest
(assuming the 12 1/2% Subordinated Notes are purchased 10/6 1997) pursuant to the Subordinated Note Offer. The Company presently intends to use the proceeds of the Offerings and borrowings under the New Credit Facility to retire all or a portion of the $160 million aggregate principal amount ($116.8 million accreted value assuming the 13 1/4% Discount Debentures are purchased 10/10 1997) of its 13 1/4% Discount Debentures and to pay approximately $16.8 million of premiums pursuant to the Senior Debenture Offer. The Company's and IPC's obligations to accept and pay for any tendered 12 1/2% Subordinated Notes and 13 1/4% Discount Debentures are conditioned upon, among other things, the completion of the Offerings yielding net proceeds of at least $92.3 million, the consummation of the New Credit Facility and (with respect to the 13 1/4% Discount Debentures) the Company's receipt of tendered notes and consents of at least a majority in aggregate principal amount of the 13 1/4% Discount Debentures. The Company expects to consummate the Offers promptly following the sale of the Shares offered hereby, assuming all conditions to such Offers have been met. See "Capitalization" and "Pro Forma Consolidated Financial Data -- Pro Forma Consolidated Statements of Operations."



     On September 26, 1997, IPC extended the Subordinated Debenture Offer to 5:00 p.m., New York City time, on October 6, 1997, and the Company extended the Senior Debenture Offer to 5:00 p.m., New York City time, on October 10, 1997. The Company also amended the Senior Debenture Offer to increase the price to be paid pursuant to the Senior Debenture Offer. As of the close of business on September 25, 1997, approximately $148 million in aggregate principal amount of the 12 1/2% Subordinated Notes had been tendered, and consents from the holders of the 12 1/2% Subordinated Notes representing more than 93% of the outstanding principal amount of the 12 1/2% Subordinated Notes had been received. As of the
close of business on September 29, 1997, approximately $       million in
aggregate principal amount of the 13 1/4% Discount Debentures had been tendered,
representing approximately    % of the outstanding principal amount of the
13 1/4% Discount Debentures.



     The New Credit Facility provides aggregate maximum borrowings by IPC of up to $475 million principal amount at variable interest rates. On a pro forma basis at June 30, 1997, the Company expects IPC to borrow approximately $328.4 million under the New Credit Facility to (i) refinance $49.2 million outstanding under the revolving credit portion of the Existing Credit Facility, (ii) refinance $52.5 million outstanding under the term loan portion of the Existing Credit Facility, (iii) apply approximately $178.2 million to the acquisition of the 12 1/2% Subordinated Notes and the 13 1/4% Discount Debentures, (iv) lend approximately $14.0 million to certain key executives to enable them to pay their individual income taxes payable in connection with the conversion of the IPC Options and (v) pay approximately $34.6 million of fees associated with these transactions, and to utilize approximately $45 million of availability under the New Credit Facility to refinance outstanding letters of credit. See "Description of Certain Indebtedness -- The New Credit Facility," "Capitalization" and "Pro Forma Consolidated Financial Data."

                                 CAPITALIZATION

     The following table sets forth (i) the actual consolidated capitalization of the Company as of June 30, 1997, and (ii) the consolidated capitalization of the Company as adjusted to reflect the transactions contemplated hereby. This presentation should be read in conjunction with the consolidated financial statements and other financial information appearing elsewhere in this Prospectus.

                                                                       JUNE 30, 1997
                                                              -------------------------------
                                                              HISTORICAL         PRO FORMA(1)
                                                              ----------         ------------
                                                                  (DOLLARS IN THOUSANDS)
Current maturities of long-term debt........................  $   8,012           $  16,137(2)
                                                              =========           =========
Long-term debt:
  Existing Credit Facility..................................  $  94,825                    (2)
  New Credit Facility.......................................                      $ 313,386(2)
  Industrial revenue bonds..................................     37,623              37,623
  12 1/2% Subordinated Notes, net of discount...............    157,395                    (3)
  13 1/4% Discount Debentures, net of discount..............    113,095                    (3)
  Other debt................................................      1,674               1,674
                                                              ---------           ---------
       Total long-term debt.................................    404,612             352,683
                                                              ---------           ---------
Stockholders' deficit:
  Ivex Packaging Corporation common stock, $.01 par value --
     45,000,000 shares authorized; and 1,072,246 (19,166,666
     pro forma) shares issued and outstanding...............         11                 192
  Paid in capital in excess of par value....................    177,375             301,222
  Accumulated deficit.......................................   (300,879)           (353,559)(4)
  Foreign currency translation adjustment...................       (899)               (899)
                                                              ---------           ---------
       Total stockholders' deficit..........................   (124,392)            (53,044)
                                                              ---------           ---------
Total capitalization........................................  $ 280,220           $ 299,639
                                                              =========           =========

-------------------------
(1) Adjusted for (i) the issuance and sale of shares of Common Stock by the Company (assuming net proceeds of $92,316), (ii) the issuance of 2,114,133 shares to management in connection with the conversion of the IPC Options and (iii) borrowings under the New Credit Facility, and the anticipated use of net proceeds from such transactions to purchase the 12 1/2% Subordinated Notes and the 13 1/4% Discount Debentures as if such issuances and borrowings had occurred on June 30, 1997. Accordingly, the pro forma adjustments reflect the refinancing of the Existing Credit Facility, the repurchase of all of the outstanding 12 1/2% Subordinated Notes and all of the outstanding 13 1/4% Discount Debentures.

(2) Reflects borrowings of $300,000 under the term loan portion and $28,386 under the revolving credit portion of the New Credit Facility and the refinancing of $52,500 term loans and $49,200 revolving credit loans under the Existing Credit Facility.


(3) Reflects the repurchase of all of outstanding 12 1/2% Subordinated Notes and 13 1/4% Discount Debentures.


(4) The pro forma accumulated deficit balance is adjusted for a non-cash extraordinary expense of $8,141 for previously capitalized debt issuance costs and a cash extraordinary expense of $30,496 for prepayment costs assumed to have been paid in connection with the repurchase of all of the outstanding 12 1/2% Subordinated Notes and 13 1/4% Discount Debentures. The pro forma accumulated deficit balance is also adjusted for a nonrecurring compensation charge of approximately $49,200 in connection with the conversion of the IPC Options. The nonrecurring compensation charge consists of (i) a non-cash compensation charge of approximately $31,700 associated with the conversion of the IPC Options into shares of the Company's common stock and (ii) a non-cash compensation charge of approximately $17,500 associated with the accrual of future Company payments to senior management of an amount which (after taxes) will enable such management to pay the interest on the loans made to them by the Company. Such loans were made to senior management to enable them to pay their individual income taxes payable in connection with the conversion of the IPC Options. The extraordinary expense and nonrecurring charge are reflected as an increase to pro forma accumulated deficit, net of a tax benefit of approximately $35,100.

                     PRO FORMA CONSOLIDATED FINANCIAL DATA
                                  (UNAUDITED)

     The unaudited pro forma consolidated financial data on the following pages give effect to the transactions contemplated hereby as if such transaction had occurred at the beginning of the periods presented below for purposes of the statements of operations, and as of June 30, 1997, for purposes of the balance sheet data. The unaudited pro forma consolidated financial data do not reflect the Company's actual results of operations or financial position had the transactions contemplated hereby been consummated on the dates assumed. The pro forma results of operations for the period ended June 30, 1997 are not necessarily indicative of the results to be expected for the entire year. This unaudited data should be read in conjunction with the audited financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             YEAR ENDED DECEMBER 31, 1996
                                                 -----------------------------------------------------
                                                 HISTORICAL       ADJUSTMENTS(1)(4)         PRO FORMA
                                                 ----------       -----------------         ---------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net sales......................................  $  451,807                                 $  451,807
Gross profit...................................     100,383                                    100,383
Selling and administrative.....................      47,462                                     47,462
Amortization of intangibles....................         621                                        621
                                                 ----------           --------              ----------
Income from operations.........................      52,300                                     52,300
Interest expense...............................      42,732           $(17,585)(2)              25,147
                                                 ----------           --------              ----------
Income before income taxes.....................       9,568             17,585                  27,153
Income tax provision...........................        (900)            (9,961)(3)             (10,861)
                                                 ----------           --------              ----------
Income before extraordinary item...............  $    8,668           $  7,624              $   16,292
                                                 ==========           ========              ==========
Income before extraordinary item per
  share(5).....................................  $      .84                                 $      .85
                                                 ==========                                 ==========
Average shares outstanding(5)..................  10,352,533                                 19,166,666
                                                 ==========                                 ==========

                                                            SIX MONTHS ENDED JUNE 30, 1997
                                                 -----------------------------------------------------
                                                 HISTORICAL       ADJUSTMENTS(1)(4)         PRO FORMA
                                                 ----------       -----------------         ---------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net sales......................................  $  264,034                                 $  264,034
Gross profit...................................      56,361                                     56,361
Selling and administrative.....................      29,467                                     29,467
Amortization of intangibles....................         512                                        512
                                                 ----------           --------              ----------
Income from operations.........................      26,382                                     26,382
Interest expense...............................      22,805           $ (8,964)(2)              13,841
                                                 ----------           --------              ----------
Income before income taxes.....................       3,577              8,964                  12,541
Income tax provision...........................        (890)            (4,126)(3)              (5,016)
                                                 ----------           --------              ----------
Income before extraordinary item...............  $    2,687           $  4,838              $    7,525
                                                 ==========           ========              ==========
Income before extraordinary item per
  share(5).....................................  $      .26                                 $      .39
                                                 ==========                                 ==========
Average shares outstanding(5)..................  10,352,533                                 19,166,666
                                                 ==========                                 ==========

-------------------------
(1) Adjusted for (i) the issuance and sale of shares of Common Stock by the Company (assuming net proceeds of $92,316), (ii) the issuance of 2,114,133 shares to management in connection with the conversion of the IPC Options and (iii) borrowings under the New Credit Facility, and the anticipated use of net proceeds from such transactions to purchase the 12 1/2% Subordinated Notes and the 13 1/4% Discount Debentures as if such issuances and borrowings had occurred at the beginning of the periods presented. Accordingly, the pro forma adjustments reflect the refinancing of the Existing Credit Facility, the repurchase of all of the outstanding 12 1/2% Subordinated Notes and all of the outstanding 13 1/4% Discount Debentures.


(2) Represents the adjustment of interest expense, as follows:

                                                                    YEAR ENDED        SIX MONTHS ENDED
                                                                 DECEMBER 31, 1996     JUNE 30, 1997
                                                                 -----------------    ----------------
    Estimated interest on the New Credit Facility at a
      weighted average interest rate of 7.9%.................        $ 21,623             $ 12,173
    Elimination of interest on the 12 1/2% Subordinated
      Notes..................................................         (19,891)              (9,866)
    Elimination of interest on the 13 1/4% Discount
      Debentures.............................................         (12,811)              (6,968)
    Elimination of interest on the Existing Credit
      Facility...............................................          (4,843)              (3,439)
    Non-cash amortization of new deferred financing costs....             677                  339
    Elimination of amortization of existing deferred
      financing costs........................................          (1,363)                (714)
    Interest income on management note receivable (at
      7.0%)..................................................            (977)                (489)
                                                                     --------             --------
         Net change in interest expense......................        $(17,585)            $ (8,964)
                                                                     ========             ========

(3) The Company's income tax provision for the year ended December 31, 1996 and the six months ended June 30, 1997 has been adjusted to reflect a 40% effective tax rate on pro forma taxable income.

(4) The pro forma statements of operations do not reflect non-cash extraordinary expense of $8,528 and $8,141 for previously capitalized debt issuance costs during the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, and a cash extraordinary expense of $30,496 during both periods for prepayment costs assumed to have been paid in connection with the repurchase of all of the outstanding 12 1/2% Subordinated Notes and 13 1/4% Discount Debentures. Also the pro forma statements of operations for the year ended December 31, 1996 and the six months ended June 30, 1997 do not include a nonrecurring compensation charge of approximately $49,200 in connection with the conversion of the IPC Options. The nonrecurring compensation charge consists of (i) a non-cash compensation charge of approximately $31,700 associated with the conversion of the IPC Options into shares of the Company's common stock and (ii) a non-cash compensation charge of approximately $17,500 associated with the accrual of future Company payments to senior management of an amount which (after taxes) will enable such management to pay the interest on the loans made to them by the Company. Such loans were made to senior management to enable them to pay their individual income taxes payable in connection with the conversion of the IPC Options. The extraordinary expense and nonrecurring charge is expected to be recorded net of a tax benefit of approximately $35,300 and $35,100 during the year ended December 31, 1996 and the six months ended June 30, 1997.


(5) The average shares outstanding and the income before extraordinary item per share give effect to the Company's 9.65-for-1 stock split effective immediately prior to the Offerings.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                           JUNE 30, 1997
                                                           ----------------------------------------------
                                                           HISTORICAL    ADJUSTMENTS(1)         PRO FORMA
                                                           ----------    --------------         ---------
                                                                       (DOLLARS IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents............................    $   8,345                            $  8,345
  Accounts receivable trade, net of allowance..........       67,068                              67,068
  Inventories..........................................       53,506                              53,506
  Prepaid expenses and other...........................        6,327                               6,327
                                                           ---------        --------            --------
     Total current assets..............................      135,246                             135,246
                                                           ---------                            --------
Property, plant and equipment, net.....................      190,767                             190,767
                                                           ---------        --------            --------
Other assets:
  Goodwill.............................................       30,115                              30,115
  Deferred income taxes................................                     $ 35,119(2)           24,637
                                                                             (10,482)(3)
  Management note receivable...........................                       13,953(4)           13,953
  Miscellaneous........................................       14,514          (4,078)(5)          10,436
                                                           ---------        --------            --------
     Total other assets................................       44,629          34,512              79,141
                                                           ---------        --------            --------
     Total assets......................................    $ 370,642        $ 34,512            $405,154
                                                           =========        ========            ========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current installments of long-term debt...............    $   8,012        $  8,125(7)         $ 16,137
  Accounts payable.....................................       35,795                              35,795
  Accrued salary and wages.............................        6,730           1,745(6)            8,475
  Self insurance reserves..............................        6,650                               6,650
  Accrued rebates and discounts........................        3,559                               3,559
  Accrued interest.....................................        1,567                               1,567
  Other accrued expenses...............................       12,733                              12,733
                                                           ---------        --------            --------
     Total current liabilities.........................       75,046           9,870              84,916
                                                           ---------        --------            --------
Long-term debt.........................................      404,612         (51,929)(7)         352,683
                                                           ---------        --------            --------
Other long-term liabilities............................        4,894          15,705(6)           20,599
                                                           ---------        --------            --------
Deferred income taxes..................................       10,482         (10,482)(3)
                                                           ---------        --------            --------
Commitments............................................
                                                           ---------        --------            --------
Stockholders' deficit:
  Ivex Packaging Corporation common stock, $.01 par
     value -- 45,000,000 shares authorized; and
     1,072,246 (19,166,666 pro forma) shares issued and
     outstanding.......................................           11             181                 192
Paid in capital in excess of par value.................      177,375         123,847             301,222
Accumulated deficit....................................     (300,879)        (52,680)(8)        (353,559)
Foreign currency translation adjustment................         (899)                               (899)
                                                           ---------        --------            --------
     Total stockholders' deficit.......................     (124,392)         71,348             (53,044)
                                                           ---------        --------            --------
     Total liabilities and stockholders' deficit.......    $ 370,642        $ 34,512            $405,154
                                                           =========        ========            ========

-------------------------
(1) Adjusted for (i) the issuance and sale of shares of Common Stock by the Company (assuming net proceeds of $92,316), (ii) the issuance of 2,114,133 shares to management in connection with the conversion of the IPC Options and (iii) borrowings under the New Credit Facility, and the anticipated use of net proceeds from such transactions to purchase the 12 1/2% Subordinated Notes and the 13 1/4% Discount Debentures as if such issuances and borrowings had occurred on June 30, 1997. Accordingly, the pro forma adjustments reflect the refinancing of the Existing Credit Facility, the repurchase of all of the outstanding 12 1/2% Subordinated Notes and all of the outstanding 13 1/4% Discount Debentures.

(2) Reflects the increase in deferred tax assets associated with the extraordinary expense and nonrecurring charge associated with the Offerings.

(3) Reflects the reclassification of deferred tax liabilities subsequent to the Offerings.

(4) Reflects the issuance of a note receivable due from senior management to pay income taxes associated with the conversion of the IPC Options.

(5) Reflects the write-off of $8,141 of previously capitalized debt issuance costs and the capitalization of $4,063 of deferred financing costs associated with the consummation of the New Credit Facility.

(6) Reflects the accrual of future Company payments to senior management of an amount which (after taxes) will enable such management to pay, on an after tax basis, the interest on the loans made to them by the Company. Such loans were made to senior management to enable them to pay income taxes payable in connection with the conversion of the IPC Options.


(7) Reflects borrowings of $300,000 under the term loan portion and $28,386 under the revolving credit portion of the New Credit Facility and the refinancing of $52,500 term loans and $49,200 revolving credit loans under the Existing Credit Facility. Reflects the repurchase of all of outstanding 12 1/2% Subordinated Notes and 13 1/4% Discount Debentures.


(8) The pro forma accumulated deficit balance is adjusted for a non-cash extraordinary expense of $8,141 for previously capitalized debt issuance costs and a cash extraordinary expense of $30,496 for prepayment costs assumed to have been paid in connection with the repurchase of all of the outstanding 12 1/2% Subordinated Notes and 13 1/4% Discount Debentures. The pro forma accumulated deficit balance is also adjusted for a nonrecurring compensation charge of approximately $49,200 in connection with the conversion of the IPC Options. The nonrecurring compensation charge consists of (i) a non-cash compensation charge of approximately $31,700 associated with the conversion of the IPC Options into shares of the Company's common stock and (ii) a non-cash compensation charge of approximately $17,500 associated with the accrual of future Company payments to senior management of an amount which (after taxes) will enable such management to pay the interest on the loans made to them by the Company. Such loans were made to senior management to enable them to pay their individual income taxes payable in connection with the conversion of the IPC Options. The extraordinary expense and nonrecurring charge are reflected as an increase to pro forma accumulated deficit, net of a tax benefit of approximately $35,100.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data presented below for, and as of the end of, each of the years in the five year period ended December 31, 1996, are derived from and should be read in conjunction with the consolidated audited financial statements of the Company. The data as of and for the six months ended June 30, 1996 and 1997 are derived from the consolidated unaudited interim financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for such periods. The financial data of Ivex reflect the following acquisitions as of the respective acquisition dates: PPI as of September 11, 1995; Plastofilm as of August 16, 1996; Trio as of September 11, 1996; the European OPS Business as of January 17, 1997; and M&R as of February 21, 1997. The following summary selected consolidated financial data do not reflect the impact of any pro forma adjustments for the transactions contemplated hereby, except that the earnings (loss) per share amounts give effect to the Company's 9.65-for-1 stock split effective immediately prior to the Offerings.

                                                                                                SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                          JUNE 30,
                                   --------------------------------------------------------   ---------------------
                                     1992       1993        1994        1995        1996        1996        1997
                                     ----       ----        ----        ----        ----        ----        ----
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales........................  $367,649   $ 366,851   $ 390,975   $ 451,569   $ 451,807   $ 210,443   $ 264,034
Gross profit.....................    74,076      72,213      74,271      85,160     100,383      45,775      56,361
Selling and administrative.......    38,502      39,274      41,662      42,567      47,462      22,132      29,467
Amortization of intangibles(1)...    12,266       4,372       1,140       1,904         621         258         512
Write-off of goodwill(1).........               113,859                  13,471
Acquisition related expense(2)...                 1,100
Restructuring and special
  charges(3).....................                 4,350                   4,960
                                   --------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) from operations....    23,308     (90,742)     31,469      22,258      52,300      23,385      26,382
Interest expense.................    46,426      37,179      39,820      43,270      42,732      21,221      22,805
                                   --------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) before income taxes
  and extraordinary item.........   (23,118)   (127,921)     (8,351)    (21,012)      9,568       2,164       3,577
Income tax provision.............    (1,722)     (1,177)       (942)     (1,113)       (900)       (440)       (890)
                                   --------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) before
  extraordinary item.............   (24,840)   (129,098)     (9,293)    (22,125)      8,668       1,724       2,687
Extraordinary item(4)............    (5,532)                             (2,359)
                                   --------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss)................  $(30,372)  $(129,098)  $  (9,293)  $ (24,484)  $   8,668   $   1,724   $   2,687
                                   ========   =========   =========   =========   =========   =========   =========
Earnings (loss) per share(5):
  Income (loss) before
    extraordinary item...........             $  (12.63)  $    (.90)  $   (2.14)  $     .84   $     .17   $     .26
                                              =========   =========   =========   =========   =========   =========
  Net income (loss)..............             $  (12.63)  $    (.90)  $   (2.37)  $     .84   $     .17   $     .26
                                              =========   =========   =========   =========   =========   =========
OTHER OPERATING DATA:
Cash flow from operating
  activities.....................  $ 31,195   $  22,157   $  15,647   $  22,746   $  49,202   $  17,451   $   1,269
Cash flow used by
  investing activities...........   (11,306)     (8,261)    (13,057)    (29,871)    (38,136)     (7,650)    (41,689)
Cash flow from (used by)
  financing activities...........   (24,838)     (5,823)     (6,102)      5,666     (13,074)    (10,191)     45,943
Adjusted EBIT(6).................    28,597      28,567      31,469      41,828      52,300      23,385      26,382
Depreciation and
  amortization(1)................    30,931     137,837      22,189      35,871      22,724      11,303      13,290
Adjusted EBITDA(7)...............    54,239      52,545      53,658      63,089      75,024      34,688      39,672
Capital expenditures.............    12,820       9,528      16,769      19,385      17,633       7,996      10,984

                                                         DECEMBER 31,                               JUNE 30,
                                   --------------------------------------------------------   ---------------------
                                     1992       1993        1994        1995        1996        1996        1997
                                   --------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(8)...............  $ 28,451   $  34,729   $  32,853   $  38,090   $  32,539   $  39,885   $  60,200
Total assets.....................   423,051     297,674     304,246     294,911     315,901     289,476     370,642
Long-term debt...................   278,369     330,201     330,768     353,717     352,893     349,850     404,612
Redeemable preferred stock.......    50,313
Stockholders' equity (deficit)...    23,899    (101,579)   (111,266)   (136,332)   (127,344)   (134,608)   (124,392)

-------------------------
(1) Depreciation and amortization for the year ended December 31, 1995 includes the accelerated non-cash write-off of goodwill of $13,471 and the accelerated non-cash write-off of a non-compete agreement of $1,139. Depreciation and amortization for the year ended December 31, 1993 includes the accelerated non-cash write-off of goodwill totaling $113,859. Depreciation and amortization for the year ended December 31, 1992 includes the accelerated non-cash write-off of non-compete agreements and a patent totaling $5,289.

(2) Acquisition related expense totaling $1,100 was incurred during 1993 in connection with an acquisition attempt.

(3) Operating results for the year ended December 31, 1995 include the following special charges: $2,250 associated with IPC's special incentive agreement with certain executive officers, $1,950 of costs related to an attempted initial public equity offering and a reduction of land value of $760 associated with a donation of certain land to the Village of Chagrin Falls, Ohio. Operating results for the year ended December 31, 1993 include restructuring and special charges of $4,350, reflecting a $1,500 non-cash write-down of certain property held for sale and costs of $2,850 related to the reorganization of the Consumer Packaging product group, which include, among other things, severance, transition and relocation expenses.

(4) In connection with the 1995 refinancing of IPC's credit facility, the Company wrote off deferred financing costs of $2,359. In connection with the 1992 12 1/2% Subordinated Note offering, the Company wrote off deferred financing costs of $5,977, net of a tax benefit of $445.

(5) The earnings (loss) per share amounts give effect to the Company's 9.65-for-1 stock split effective immediately prior to the Offerings. A loss per share amount has not been presented for 1992 since the Company's combined financial statement presentation and capital structure precluded meaningful equivalent per share calculations.

(6) Adjusted EBIT includes income from operations adjusted to exclude goodwill write-offs of $13,471 and $113,859 for the years ended December 31, 1995 and 1993, respectively, and acquisition related expenses of $1,100, restructuring charges of $2,850 and special charges of $1,500 for the year ended December 31, 1993. In addition, Adjusted EBIT for the year ended December 31, 1995 excludes the accelerated write-off of a non-compete agreement of $1,139 and special charges of $4,960 and for the year ended December 31, 1992 excludes the accelerated write-off of non-compete agreements and a patent totaling $5,289. Ivex believes that Adjusted EBIT provides additional information for determining its ability to meet future debt service requirements. However, Adjusted EBIT is not a defined term under GAAP.

(7) Adjusted EBITDA includes income from operations adjusted to exclude depreciation and amortization expenses, goodwill write-offs of $13,471 and $113,859 for the years ended December 31, 1995 and 1993, respectively, and acquisition related expenses of $1,100, restructuring charges of $2,850 and special charges of $1,500 and for the year ended December 31, 1993. In addition, Adjusted EBITDA for the year ended December 31, 1995 includes special charges of $4,960. Ivex believes that Adjusted EBITDA provides additional information for determining its ability to meet future debt service requirements. However, Adjusted EBITDA is not a defined term under GAAP and is not indicative of operating income or cash flow from operations as determined under GAAP.

(8) Working capital is determined to be the excess of current assets over current liabilities (including the current portion of long-term debt).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The following discussion addresses the information and financial data contained in "Selected Consolidated Financial Data."

     The Company is the sole stockholder of its operating subsidiary, IPC. The Company is a holding company with no operations of its own and is dependent on the operating cash flow of IPC and its subsidiaries in order to pay principal and interest on its debt; however, IPC has no contractual obligations to distribute any such cash flow to the Company. References to Ivex or the Company herein reflect the consolidated results of Ivex Packaging Corporation.

RESULTS OF OPERATIONS -- FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997

  Net Sales

     The Company's net sales increased by 25.5% during the six months ended June 30, 1997 over the Company's net sales during the corresponding period in 1996 primarily as a result of incremental sales volume associated with the recently completed acquisitions (including approximately $38.7 million in revenues during the six months ended June 30, 1997 from the Plastofilm, Trio, European OPS Business and M&R acquisitions) and significantly increased volume of extruded sheet and film. The following table sets forth information with respect to net sales of the Company's product groups for the periods presented:

                                                          SIX MONTHS ENDED
                                           ----------------------------------------------
                                           JUNE 30,      % OF       JUNE 30,      % OF
                                             1996      NET SALES      1997      NET SALES
                                           --------    ---------    --------    ---------
                                                       (DOLLARS IN THOUSANDS)
Consumer Packaging.....................    $103,495       49.2      $152,914       57.9
Industrial Packaging...................     106,948       50.8       111,120       42.1
                                           --------      -----      --------      -----
     Total.............................    $210,443      100.0      $264,034      100.0
                                           ========      =====      ========      =====

     Consumer Packaging's net sales increased by 47.8% during the six months ended June 30, 1997 from the corresponding period in 1996 primarily due to incremental sales volume associated with the recently completed acquisitions aggregating approximately $38.7 million in revenues during the six months ended June 30, 1997, increased unit sales volume of extruded OPS sheet and film and increased sales of converted plastic and paper products. The increase in net sales was partially offset by decreased average selling price of OPS sheet and film. During the six months ended June 30, 1997, domestic production of extruded OPS sheet in pounds increased 18.7% while the average selling price per pound decreased 2.4% from the corresponding period in 1996. Sales of extruded OPS film in pounds increased 32.5% during the first six months of 1997 and the average selling price per pound decreased 6.2% from the corresponding period in 1996. Sales of converted plastic and paper products, excluding the sales relating to the newly acquired facilities, increased 8.0% during the six months ended June 30, 1997 over the corresponding period in 1996 primarily due to new product introductions in the supermarket and agricultural market segments.

     Industrial Packaging's net sales increased by 3.9% during the six months ended June 30, 1997 from the corresponding period in 1996, primarily due to increased unit volume of the Company's protective masking products and increased average selling price of the Company's recycled and specialty papers. The increase in net sales was partially offset by a decrease in volume of the Company's coated paper for stamp applications and decreased unit volume of the Company's recycled and specialty paper. The average net selling price of the Company's recycled and specialty paper increased 10.8% during the six months ended June 30, 1997 compared to the corresponding period in the prior year. However, the number of tons of recycled and specialty paper sold during the period decreased 4.9% compared to the corresponding period in 1996.

  Gross Profit

     The Company's gross profit increased 23.1% during the six months ended June 30, 1997 compared to the corresponding period in the prior year primarily as a result of the incremental effects of newly acquired facilities and increased sales volume. The increased gross profit was partially offset by decreased margins in the Company's recycled and specialty paper operations due to market conditions and decreased profitability of the Company's polymerization operations. Gross profit margin was 21.3% and 21.8% during the six months ended June 30, 1997 and 1996, respectively.

  Operating Expenses

     Selling and administrative expenses increased 33.1% during the six months ended June 30, 1997 primarily as a result of the recently completed acquisitions. As a percentage of net sales, selling and administrative expenses increased to 11.2% during the six months ended June 30, 1997 compared to 10.5% during the same period in the prior year primarily due to the higher selling and administrative expenses at Plastofilm and Industrial Packaging.

     Amortization of intangibles increased 98.4% during the six months ended June 30, 1997 compared to the same period in 1996 as a result of increased goodwill and non-compete agreement amortization associated with the recently completed acquisitions.

  Income from Operations

     Income from operations was $26.4 million during the six months ended June 30, 1997 compared to income from operations of $23.4 million during the six months ended June 30, 1996. The increase in income from operations is primarily a result of the recently completed acquisitions and increased volume of extruded OPS sheet and film during the six months ended June 30, 1997. Operating margin was 10.0% for the six months ended June 30, 1997 compared to operating margin of 11.1% during the six months ended June 30, 1996. The decrease in operating margin is primarily due to the increased selling and administrative expenses as a percentage of net sales.

  Interest Expense

     Interest expense during the six months ended June 30, 1997 was $22.8 million compared to $21.2 million during the same period in 1996. The increase reflects greater outstanding aggregate indebtedness during 1997 as a result of accretion on the 13 1/4% Discount Debentures and additional borrowings under the Existing Credit Facility to finance the recently completed acquisitions. The increase was partially offset by decreased interest rates on the Existing Credit Facility.

  Net Income

     Net income was $2.7 million during the six months ended June 30, 1997 compared to net income of $1.7 million in the prior year. The increase in net income during the first six months of 1997 is primarily due to increased income from operations partially offset by higher interest expense.

  Adjusted EBITDA

     Adjusted EBITDA includes income from operations adjusted to exclude depreciation and amortization expenses, goodwill write-off, acquisition related expenses and restructuring charge. The Company believes that Adjusted EBITDA provides additional information for determining its ability to meet future debt service requirements. However, Adjusted EBITDA is not a defined term under GAAP and is not indicative of operating income or cash flow from operations as determined under GAAP.

     The following table sets forth information with respect to Adjusted EBITDA of the Company's product groups for the periods presented.

                                                        SIX MONTHS ENDED
                                           -------------------------------------------
                                           JUNE 30,     % OF      JUNE 30,     % OF
                                             1996     NET SALES     1997     NET SALES
                                           --------   ---------   --------   ---------
                                                     (DOLLARS IN THOUSANDS)
Consumer Packaging.......................  $19,167      18.5      $25,339      16.6
Industrial Packaging.....................   18,452      17.3       17,516      15.8
Corporate Expense........................   (2,931)       --       (3,183)       --
                                           -------      ----      -------      ----
     Total...............................  $34,688      16.5      $39,672      15.0
                                           =======      ====      =======      ====

     The Company's Adjusted EBITDA increased 14.4% from $34.7 million to $39.7 million; however, Adjusted EBITDA margin decreased from 16.5% to 15.0% during the six months ended June 30, 1997 compared to the same period in 1996. The 32.2%, or $6.2 million, increase in Consumer Packaging's Adjusted EBITDA during the six months ended June 30, 1997 is primarily attributable to the incremental Adjusted EBITDA from the recently completed acquisitions and to the increased sales of extruded sheet and film and converted plastic and paper products. Consumer Packaging's increased Adjusted EBITDA was partially offset by the decreased profitability of the Company's polymerization operations. The decrease in Industrial Packaging's Adjusted EBITDA of 5.1%, or $936,000, is primarily due to decreased gross profit associated with lower sales unit volume of the Company's recycled and specialty paper and increased operating expenses in the Company's protective masking business.

RESULTS OF OPERATIONS -- FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

  Net Sales

     The following table sets forth information with respect to net sales of the Company's product groups for the periods presented.

                                                          YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------------------
                                                  % OF                   % OF                   % OF
                                       1994     NET SALES     1995     NET SALES     1996     NET SALES
                                       ----     ---------     ----     ---------     ----     ---------
                                                           (DOLLARS IN THOUSANDS)
Consumer Packaging.................  $189,089      48.4     $219,806      48.7     $234,584      51.9
Industrial Packaging...............   201,886      51.6      231,763      51.3      217,223      48.1
                                     --------     -----     --------     -----     --------     -----
     Total.........................  $390,975     100.0     $451,569     100.0     $451,807     100.0
                                     ========     =====     ========     =====     ========     =====

     Consumer Packaging's net sales increased by 6.7% in 1996 from 1995 levels and 16.2% in 1995 from 1994 levels. The increase in 1996 compared to the prior year is the result of increased unit sales volume of extruded sheet and film, and the third quarter 1996 acquisitions of Plastofilm and Trio which generated revenue approximating $14.2 million in 1996, partially offset by a decrease in average selling price of substantially all products (primarily related to lower raw material costs during 1996). Near the end of 1995, Consumer Packaging increased OPS extrusion capacity with the completion of a new extrusion line in Manteno, Illinois. The increased capacity resulted in a 16.9% increase in pounds of extruded sheet and film sold during 1996 over the prior year. The increases in volume were partially offset by a decrease of 15.5% in the average selling price per pound of OPS in 1996 compared to 1995 (primarily related to lower raw material costs during 1996). Net sales of converted plastic and paper products were consistent during 1996 compared to 1995 reflecting slightly increased unit volume offset by decreased average selling price (primarily related to lower raw material costs during 1996). The 1995 increase from the prior year is the result of increased unit sales volume of extruded sheet and film and increased selling prices of substantially all products (primarily related to significantly higher raw material costs during 1995). During the third quarter of 1994, Consumer Packaging increased OPS extrusion capacity with the completion of a new extrusion line in Hazleton, Pennsylvania. Principally as a result of this extrusion capacity expansion, pounds of extruded sheet and film sold increased 15.4% during 1995 compared to 1994. Compared to the prior year, the average selling price per pound of extruded sheet increased 12.7% during 1995. Net sales of converted plastic and paper products increased 7.9% during 1995, principally as a result of higher selling prices.

     Industrial Packaging's net sales decreased by 6.3% in 1996 from 1995 and increased by 14.8% in 1995 from 1994. The decrease in 1996 from 1995 is primarily attributable to a decrease in recycled and specialty lightweight paper unit sales volume and average selling price and a significant decrease in net sales of coated paper for stamp applications, partially offset by increased net sales of protective packaging products. During 1996, the unit sales volume of recycled and specialty lightweight paper sold decreased 9.1% and the average selling price decreased 13.0% due to declining raw material costs and aggressive competitive pricing in the industry. The 1996 decrease in net sales was partially offset by increased net sales of protective packaging products primarily associated with the third quarter 1995 acquisition of PPI which added revenues of approximately $14.3 million during 1996 and increased net sales of masking and cohesive products for applications in the automotive, housing and mail order industries. The increase in net sales in 1995 from 1994, in part, is due to the PPI acquisition which generated revenues of approximately $6.8 million during 1995 and unit sales volume increases of recycled paper and coated paper for stamp applications. The 1995 increase in net sales also is attributable to increases during 1995 in the average selling prices (primarily related to significantly higher raw material costs during 1995) in materials such as polyethylene, virgin pulp, OCC and DLK.

  Gross Profit

     The Company's gross profit increased 17.9% during 1996 compared to 1995 primarily as a result of the increased unit sales volume discussed above, the increased profitability of the Company's converted plastic and converted paper operations, the incremental effects of the Trio, Plastofilm and PPI acquisitions and decreased raw material costs (including styrene monomer, polystyrene, OCC, DLK and virgin pulp). These increases were offset, in part, by the decreased profitability of the Company's polymerization operations and specialty and lightweight paper operations. Gross profit margin increased to 22.2% in 1996 from 18.9% in 1995. The gross profit margin increase during 1996 is primarily attributable to cost decreases for certain of the Company's raw materials and improved operational efficiencies as a result of greater unit volume of extruded sheet and film.

     The Company's gross profit increased 14.7% during 1995 compared to 1994 primarily as a result of the increased net sales discussed above and the significantly increased profitability of the Company's polymerization operations. However, gross profit margin decreased slightly to 18.9% in 1995 from 19.0% in 1994. The gross profit margin decrease during 1995 is primarily attributable to significant cost increases for the Company's raw materials (including styrene monomer, polystyrene, polyethylene, OCC, DLK and virgin pulp). The decrease in the Company's gross profit margin was partially offset by improved operational efficiencies as a result of greater unit volume of extruded sheet and film and recycled paper and by the significantly increased profitability of the Company's polymerization operations due to, among other things, the Company's favorable styrene monomer purchases during 1995.

  Operating Expenses

     Selling and administrative expenses increased 11.5% during 1996 compared to the prior year and as a percentage of net sales increased to 10.5% during 1996 compared to 9.4% in 1995. The increase in selling and administrative expenses is primarily attributable to the PPI, Plastofilm and Trio acquisitions. The increase as a percentage of net sales is attributable to the decreases in the Company's average selling price as discussed above.

     Selling and administrative expenses increased 2.2% during 1995 compared to the prior year but as a percentage of net sales declined to 9.4% in 1995 compared to 10.7% in 1994. The decrease as a percentage of net sales is attributable to the significant increases in net sales dollars as discussed above without a comparable increase in operating expenses and a cost reduction plan implemented by management during the third quarter of 1994.

     Amortization of intangibles decreased during 1996 as compared to 1995 and increased in 1995 compared to 1994 as a result of the accelerated write-off of a non-compete agreement of $1.1 million during 1995.

     During 1995, the Company wrote off $13.5 million of the goodwill associated with a portion of its Industrial Packaging businesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- For the Years Ended December 31, 1996, 1995 and 1994 -- Goodwill Write-off."

     The $5.0 million of special charges taken in 1995 is comprised of the following: a $2.3 million charge associated with IPC's long-term special incentive agreement with senior management; a $2.0 million charge associated with the costs related to the Company's attempted public equity offering during the fourth quarter of 1995; and a reduction of land value of $760,000 associated with the Company's donation of a portion of its Chagrin Falls, Ohio paper mill site to the Village of Chagrin Falls.

  Goodwill Write-off

     During 1995, a portion of the Industrial Packaging businesses (such portion having been acquired primarily in the 1989 acquisition of L&CP Corporation) had experienced less sales volume growth and lower profitability than anticipated. As a consequence, and in response to dynamic market conditions, during the second quarter of 1995 the Company realigned the management of these businesses based on three distinct operating units -- masking, graphics and other protective products.

     Consistent with its accounting policy for goodwill and long-lived assets at that time, the Company made a reassessment of its remaining goodwill, all of which pertained to the above operating units, during the second quarter of 1995 and revised its projections to more accurately reflect expected future results. The Company segregated the assets and cash flows of these three operating units to the lowest level for which cash flows are identifiable and independent of one another at that time. In order to evaluate its goodwill impairment, the Company projected the cash flows allocable to these businesses over the estimated remaining goodwill amortization periods of approximately 34 years. The Company then discounted such cash flows at a rate which it believed was commensurate with the risk involved. The Company selected a pre-tax weighted average cost of capital (reflective of comparable companies within its industry) for purposes of discounting its cash flows. The discounted cash flows of each business were then compared to the sum of the business groups' working capital and net book value of fixed assets. Impairment of goodwill was then measured by comparing the remaining discounted cash flow to the net book value of the business groups' goodwill. Upon comparison, the discounted cash flows for the graphics and other protective products businesses were insufficient to recover each of such businesses' goodwill. Accordingly, the Company recorded an impairment of $13.5 million during the second quarter of 1995.

     The 1995 revised projections for this portion of the Company's business were extrapolated from market conditions and competitive pressures existing at that time and were based upon, among other things, the assumptions that growth of operating income before depreciation and amortization would range from 2-6% per year through 1999, from 1-3% per year from 2000-2010 and 0% per year from 2011-2029. The growth assumptions for the graphics and other protective products businesses were lower than the masking business. The projections assumed that capital expenditures would generally be consistent with depreciation over the long term. The Company believes that its revised projections based on the June 1995 existing historic financial trends and market conditions were its best estimate at that time of its future performance and that the Company's performance at such projected levels will not substantially detract from the Company's future earnings. However, there can be no assurances that such estimates will be indicative of future results, which ultimately may be less than or greater than these estimates.

  Income from Operations

     Income from operations and operating margin were $52.3 million and 11.6%, respectively, during 1996, compared to $22.3 million and 4.9%, respectively, during 1995 and $31.5 million and 8.0%, respectively, during 1994. The increase in 1996 income from operations and operating margin compared to 1995 primarily results from the $13.5 million goodwill write-off and $5.0 million of special charges recorded during 1995. Without these special charges during 1995, operating income and operating margin would have been $40.7 million and 9.0%, respectively, in 1995. The increase in 1996 income from operations and operating margin over 1995 income from operations and operating margin (before the 1995 write-off of goodwill and the special charges) was attributable to the improved gross profit and gross profit margin discussed above. The 1995 decrease in income from operations and operating margin compared to 1994 is primarily due to the write-off of goodwill and the special charges recorded during 1995. The increase in 1995 operating income and margin (before the 1995 write-off of goodwill and the special charges) compared to the 1994 operating income and margin was attributable to the Company's increased gross profit and reduced operating expenses as a percentage of net sales.

  Interest Expense

     Interest expense during 1996 was $42.7 million compared to $43.3 million and $39.8 million during 1995 and 1994, respectively. The decrease in 1996 from 1995 primarily results from lower interest rates during 1996 as a result of the Company's refinancing of the Existing Credit Facility during the fourth quarter of 1995. The increase in 1995 from 1994 resulted from a larger amount of outstanding indebtedness during 1995 as a result of accretion on the 13 1/4% Discount Debentures and increased borrowings under the Existing Credit Facility which were primarily related to the Company's acquisition of the assets of PPI.

  Income Taxes

     The Company's tax provisions for 1996, 1995 and 1994 primarily reflect provisions for federal alternative minimum tax and state taxes.

  Extraordinary Item

     The extraordinary item in 1995 reflects the write-off of deferred loan costs of $2.4 million written off in connection with the refinancing of the Existing Credit Facility.

  Net Income/Loss

     Net income was $8.7 million in 1996 compared to a net loss of $24.5 million in 1995. The improved net income during 1996 is primarily the result of the Company's improved gross profit during 1996 and the $13.5 million goodwill write-off and $5.0 million of special charges recorded during 1995.

     Net loss increased to $24.5 million in 1995 compared to $9.3 million in 1994. The $15.2 million increase in net loss during 1995 is primarily the result of the write-off of goodwill and special charges recorded during 1995.

  Adjusted EBITDA

     The following table sets forth information with respect to Adjusted EBITDA of the Company's product groups for the periods presented.

                                                                YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------------------
                                                       % OF                    % OF                    % OF
                                           1994      NET SALES     1995      NET SALES     1996      NET SALES
                                           ----      ---------     ----      ---------     ----      ---------
                                                                 (DOLLARS IN THOUSANDS)
Consumer Packaging....................    $34,506      18.2       $36,954      16.8       $43,776      18.7
Industrial Packaging..................     25,695      12.7        31,744      13.7        37,694      17.4
Corporate Expense.....................     (6,543)       --        (5,609)       --        (6,446)       --
                                          -------                 -------                 -------
     Total............................    $53,658      13.7       $63,089      14.0       $75,024      16.6
                                          =======                 =======                 =======

     The Company's Adjusted EBITDA increased by $11.9 million to $75.0 million in 1996, an Adjusted EBITDA margin of 16.6%, compared to 1995 Adjusted EBITDA of $63.1 million and an Adjusted EBITDA margin of 14.0%. The increase in Consumer Packaging's Adjusted EBITDA during 1996 is primarily attributable to the increased gross profit associated with the extruded sheet and film volume increases, improved operating performance of converted plastic and paper operations, and incremental Adjusted

EBITDA from Plastofilm. Such increases were partially offset by decreased profitability of the Company's polymerization operations. The increase in Industrial Packaging's Adjusted EBITDA during 1996 is primarily the result of the incremental Adjusted EBITDA from PPI and the improved sales volume of protective packaging products. Corporate expenses increased 14.9% from $5.6 million to $6.4 million primarily as the result of increased incentive compensation.

     The Company's Adjusted EBITDA increased by $9.4 million to $63.1 million in 1995, representing an Adjusted EBITDA margin of 14.0%, compared to 1994 Adjusted EBITDA of $53.7 million and an Adjusted EBITDA margin of 13.7%. The increase in Consumer Packaging's Adjusted EBITDA during 1995 is primarily attributable to the increased gross profit associated with the extruded sheet and film volume increases and significantly increased profitability of the Company's polymerization operations. The increase in Industrial Packaging's Adjusted EBITDA during 1995 is primarily the result of the increased unit sales of recycled kraft paper and the incremental Adjusted EBITDA from PPI during the fourth quarter of 1995. Corporate expense decreased 14.3% from $6.5 million to $5.6 million as a result of cost improvement actions taken by the Company in the third quarter of 1994.

LIQUIDITY AND CAPITAL RESOURCES

Recent Developments

     The discussion in "Historical Liquidity and Capital Resources" below does not give effect to the Offerings, the Offers and the New Credit Facility (described herein) pursuant to which Ivex expects IPC to borrow (on a pro forma basis at June 30, 1997) approximately $328.4 million under the New Credit Facility to (i) refinance $49.2 million outstanding under the revolving credit portion of the Existing Credit Facility, (ii) refinance $52.5 million outstanding under the term loan portion of the Existing Credit Facility, (iii) apply approximately $178.2 million to the acquisition of 12 1/2% Subordinated Notes and 13 1/4% Discount Debentures, (iv) lend approximately $14.0 million to certain key executives to enable them to pay their individual income taxes payable in connection with the conversion of the IPC Options and (v) pay approximately $34.6 million of fees associated with these transactions, and to utilize approximately $45.0 million of availability under the New Credit Facility to refinance outstanding letters of credit. See "The Refinancing," "Capitalization" and "Pro Forma Consolidated Financial Data." See "Description of Certain Indebtedness -- The New Credit Facility" for a summary of the terms and conditions of the New Credit Facility.

     The Company expects that the Offerings, together with the conversion of the IPC Options, will result in a more-than-50% ownership change for purposes of
Section 382 of the Code, resulting in the imposition of Section 382 limitations on the use of the Company's NOL carryforwards existing as of the date of the ownership change. In addition, Ivex expects to have a significant NOL attributable to the period after such ownership change resulting from certain one-time charges expected to be incurred as a result of the refinancing transactions described herein. Consequently, if another more-than-50% ownership change takes place after the consummation of the Offerings, such ownership change could result in the imposition of Section 382 limitations on such NOL.

Historical Liquidity and Capital Resources

     The Company conducts business through IPC and has no operations of its own. The primary asset of the Company is the common stock of IPC which has been pledged to secure the obligations of IPC and the subsidiaries under the Existing Credit Facility. The Company is dependent on the cash flow of IPC and its subsidiaries in order to pay the principal and interest on the 13 1/4% Discount Debentures; however, IPC has no contractual obligations to distribute any such cash flow to the Company. In addition, the Existing Credit Facility contains provisions that (except for certain limited exceptions) prohibit the payment of dividends and distributions by IPC to the Company. Moreover, the 12 1/2% Subordinated Note Indenture contains provisions that limit IPC's ability to pay dividends and make distributions to the Company.

     The Company's long-term debt, less current installments, increased to $404.6 million at June 30, 1997 from $352.9 million at December 31, 1996 primarily reflecting $7.0 million of accretion on the 13 1/4% Discount

Debentures, borrowings under the Existing Credit Facility of $49.2 million, $2.6 million of scheduled debt reductions and the reclassification of $1.9 million to current. The Company's long-term debt consists of the 13 1/4% Discount Debentures, with an accreted value of $113.1 million at June 30, 1997. The long-term debt of the Company's wholly-owned subsidiary, IPC, consists primarily of the $157.4 million of IPC's 12 1/2% Subordinated Notes, term loans of $45.6 million and revolving credit facility borrowing of $49.2 million under the Existing Credit Facility, $37.6 million of industrial revenue bonds and other debt of $1.7 million.

     At June 30, 1997, IPC had cash and cash equivalents of $8.3 million and $52.2 million was available under the revolving credit portion of the Existing Credit Facility. IPC's working capital at June 30, 1997 was $60.2 million.

     The Company's primary long-term cash requirements are for the debt service relating to the 13 1/4% Discount Debentures. Commencing on September 15, 2000, cash interest on the 13 1/4% Discount Debentures will be payable semi-annually and on March 15, 2005, the 13 1/4% Discount Debentures will mature and the aggregate principal amount then outstanding will become due and payable. The Company will be dependent on the cash flow of IPC and IPC's subsidiaries in order to meet its debt service obligations. Significant contractual and other restrictions exist on the payment of dividends and the making of loans by IPC to the Company. In addition, as a result of the goodwill write-offs in 1993 and 1995, IPC's ability to make distributions to the Company under the 12 1/2% Subordinated Note Indenture has been impaired; consequently this Indenture will require modification before any such distributions to the Company can be made. Regardless, IPC and IPC's subsidiaries may not generate sufficient cash flows to distribute to the Company in order for the Company to service the cash interest payments on the 13 1/4% Discount Debentures that commence in September 2000 or to retire the $160 million principal amount of 13 1/4% Discount Debentures upon their maturity in 2005. Consequently, all or a portion of the 13 1/4% Discount Debentures may require refinancing prior to such dates. The Company believes that distributions from IPC and its access to debt financing in the public and private markets should be sufficient to enable it to retire all or a portion of the principal amount of the 13 1/4% Discount Debentures and to refinance any remaining principal amount of the 13 1/4% Discount Debentures upon their maturity in 2005, although there can be no assurance that this will be the case. In the event that the Company is unable to service the cash interest payments on or to retire or refinance the 13 1/4% Discount Debentures or is unable to obtain any required consents from the holders of the 12 1/2% Subordinated Notes to make interest payments on the 13 1/4% Discount Debentures, the Company may be required to, among other things, seek appropriate waivers from such creditors or recapitalize its capital structure.

     The primary short-term and long-term operating cash requirements for IPC, the Company's wholly owned operating subsidiary, are for debt service, working capital and capital expenditures. The Company expects IPC to rely on cash generated from IPC's and IPC's subsidiaries' operations, supplemented by revolving credit facility borrowings under the Existing Credit Facility (at June 30, 1997, $52.2 million was available under the revolving credit portion of the Existing Credit Facility), to fund IPC's principal short-term and long-term cash requirements. The Company believes that IPC and IPC's subsidiaries should generate sufficient cash flows to service the cash interest payments on the 12 1/2% Subordinated Notes through their maturity in 2002, although there can be no assurances that such cash flows, if any, will be adequate to service these interest payments. However, IPC and IPC's subsidiaries may not generate sufficient cash flows to retire the $158.0 million principal amount of 12 1/2% Subordinated Notes prior to or upon their maturity in 2002. Consequently, all or a portion of the 12 1/2% Subordinated Notes may require refinancing prior to the maturity thereof. IPC believes that its consolidated cash flow from operations and access to debt financing in the public and private markets should be sufficient to enable it to retire all or a portion of the principal amount of the 12 1/2% Subordinated Notes and to refinance any remaining principal amount of the 12 1/2% Subordinated Notes prior to or upon their maturity, although there can be no assurance that this will be the case. In the event that IPC is unable to retire or refinance the 12 1/2% Subordinated Notes, IPC may be required to, among other things, seek appropriate waivers from such creditors or recapitalize its capital structure. IPC is required to maintain certain financial ratios and levels of net worth and future indebtedness and dividends, among other things, are restricted under these facilities.

     The 12 1/2% Subordinated Notes require semi-annual interest payments on June 15 and December 15 and are subordinated in right of payment to all existing and future senior indebtedness of IPC. The 12 1/2% Subordinated Notes are redeemable at the option of IPC, in whole or in part, on or after December 15, 1997 at the following redemption prices (expressed in percentages of the principal amount thereof), plus accrued interest to the date of redemption. If redeemed during the twelve-month period beginning December 15,

                            YEAR                                PERCENTAGE
                            ----                                ----------
1997........................................................     106.250%
1998........................................................     103.125%
1999 and thereafter.........................................     100.000%

     Each holder of the 12 1/2% Subordinated Notes may require IPC to repurchase such holders' 12 1/2% Subordinated Notes in the event of a change of control at 101% of principal amount thereof, plus accrued interest to the date of repurchase. The 12 1/2% Subordinated Note Indenture contains certain covenants that, among other things, limit the ability of IPC to incur additional indebtedness, pay dividends or repurchase stock.

     The Existing Credit Facility is comprised of $52.5 million in term loans, a $45.0 million letter of credit facility and a $105.0 million revolving credit facility of which approximately $52.2 million was available as of June 30, 1997. The term loans under the Existing Credit Facility require quarterly payments of $1.3 million through September 30, 1997; $1.9 million from December 31, 1997 through September 30, 1998; $3.0 million from December 31, 1998 through September 30, 1999; $3.5 million from December 31, 1999 through September 30, 2000; $4.1 million from December 31, 2000 through June 30, 2001; and $5.4 million on September 30, 2001. At the option of IPC, the term loans and borrowings on the revolving credit facility accrue interest at the LIBOR reserve adjusted rate, as defined in the Existing Credit Facility, plus 2.25% or the prime rate plus 1.0%. Such rates are subject to change based on IPC's ability to achieve certain financial ratios as defined in the Existing Credit Facility. The Company's actual interest rate on the term loans and the revolving credit facility as of June 30, 1997 was the LIBOR reserve adjusted rate, as defined, plus 1.75% or prime rate plus 0.75%. Borrowings are secured by substantially all the assets of IPC and its subsidiaries and the stock of IPC and IPC's subsidiaries. The revolving credit facility and letter of credit facility terminate on September 30, 2001. Under the Existing Credit Facility, IPC is required to maintain certain financial ratios and levels of net worth and future indebtedness and dividends are restricted, among other things.

     During 1996, IPC entered into interest rate swap agreements for the term loans for notional amounts totaling $60.0 million through January 19, 1999. Such agreements effectively fix IPC's LIBOR base rate at 5.33% and income or expense related to settlements under the swap agreements are recorded as adjustments to interest expense in IPC's financial statements.

     IPC's industrial revenue bonds require monthly interest payments and are due in varying amounts and dates through 2009. Certain letters of credit under the Existing Credit Facility provide credit enhancement for IPC's industrial revenue bonds.

     Primarily as a consequence of the Company's 1993 and 1995 goodwill write-offs, as of June 30, 1997, the Company's recorded assets are less than its recorded liabilities by approximately $124.4 million. The Company believes that its negative net worth will not have any material consequences on its operations or its ability to obtain trade credit or financing.

     On January 17, 1997, IPC purchased substantially all of the assets, excluding accounts receivable, of the European OPS Business for $11.9 million and on February 21, 1997, IPC purchased all of the outstanding common stock of M&R located in Laval, Quebec for $18.7 million, including the repayment of certain indebtedness of M&R and related acquisition fees and expenses. In addition, on August 8, 1997, IPC purchased all of the outstanding common stock of AVPEX International Corporation ("AVP") located in Newcastle, Canada for approximately $8.0 million, including the repayment of certain indebtedness of AVP and related fees and expenses. The acquired businesses were financed through revolving credit borrowings under IPC's senior credit facility. As of the date hereof, the Company is not presently committed under any material contractual obligations for acquisitions. However, the Company expects that a portion of its growth in net revenues will result from future acquisitions.

     The Company made capital expenditures of $11.0 million, $17.6 million, $19.4 million and $16.8 million for the six months ended June 30, 1997 and the years 1996, 1995 and 1994, respectively. The spending during the six months ended June 30, 1997 and the year 1996 was directed, in part, to new stock thermoforming tooling and thermoforming machines at two of its converting facilities, a coextrusion line at one of the Company's extrusion facilities, and de-inking equipment at one of the Company's paper mill facilities. The spending in 1995 and 1994 was directed, in part, to the Company's new OPS extrusion line at the Company's Hazleton, Pennsylvania facility that was completed in 1994 and to the construction of a second OPS extrusion line at its Manteno, Illinois facility that was completed during the fourth quarter of 1995. The Company was not committed under any material contractual obligations for capital expenditures as of June 30, 1997.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  Earnings Per Share

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which established a new accounting principle for the calculation of earnings per share. The new pronouncement is effective for accounting periods ending after December 15, 1997 and earlier application is not permitted. Upon adoption, all prior period earnings per share data presented shall be restated to conform to this Statement. As the Company's common stock equivalents were anti-dilutive during the periods presented, adoption of this standard is not expected to have a material impact on amounts previously reported as earnings per share.

  Reporting Comprehensive Income

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which will require the Company to disclose, in financial statement format, all non-owner changes in equity. Such changes include cumulative foreign currency translation adjustments and certain minimum pension liabilities. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires presentation of prior period financial statements for comparability purposes. The Company expects to adopt this standard during the year ended December 31, 1998. The adoption of this standard is not expected to have a material impact on disclosure in the Company's financial statements.

  Disclosures about Segments of an Enterprise and Related Information

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting information about operating segments in annual financial statements and interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and requires presentation of prior period financial statements for comparability purposes. The Company is currently evaluating its required disclosures under SFAS No. 131 and expects to adopt this standard during the year ended December 31, 1998.

                                    BUSINESS

GENERAL

     Ivex is a vertically integrated specialty packaging company that designs and manufactures value-added plastic and paper-based flexible packaging products. The Company believes that it is the leading provider of customized packaging in selected specialty markets, ranking first or second in markets representing approximately 65% of the Company's revenues. Ivex has increased sales and profitability by focusing on niche markets that provide attractive margins and growth and where the Company's integrated manufacturing capabilities enhance its competitive position. Ivex serves a variety of markets, providing packaging for food, medical devices and electronic goods and protective packaging for industrial products.

     Over the past several years, the Company has executed a comprehensive growth strategy based upon (i) achieving internal growth through product extensions and further penetration into higher growth markets and (ii) growth through strategic acquisitions. The Company has completed six such acquisitions since 1995. Since 1993, net sales, Adjusted EBITDA and Adjusted EBIT have increased at compound annualized growth rates of 9.6%, 12.8% and 20.8%, respectively, and, excluding such acquisitions, of 4.7%, 8.7% and 16.8%, respectively.

     The core businesses of the Company were acquired by Acadia and certain related investors between 1988 and 1991. The acquisitions of four established companies, Kama Corporation, Ivex Corporation, L&CP Corporation and IPMC, Inc. were part of an overall strategic plan to create a vertically integrated specialty packaging company. In December 1992, in connection with the incorporation of IPC, the Company changed its name from Ivex Packaging Corporation to Ivex Holdings Corporation and IPC changed its name from New Packaging Corporation to Ivex Packaging Corporation. In August 1995, the Company changed its name from Ivex Holdings Corporation to Ivex Packaging Corporation and IPC changed its name from Ivex Packaging Corporation to IPC, Inc. Since August 1995, the Company has augmented its core businesses through the recent acquisitions of PPI, Plastofilm, Trio, the European OPS Business, M&R and AVP.

MARKETS

     Consumer Packaging. The Consumer Packaging product group designs and manufactures plastic and paper-based products for food packaging applications and, more recently, for applications in the medical and electronics industries. The Company produces a broad array of items, including plastic containers for prepared foods, produce and baked goods; specialty paper products such as fluted baking cups and liners for cookies and other baked goods; microwaveable packaging materials; and protective packaging for medical devices and electronics products. The Consumer Packaging product group markets its products to a variety of end users, including national wholesale bakeries, supermarket chains, foodservice distributors, fast-food chains, major agricultural growers, medical equipment suppliers and electronics manufacturers. The Company also manufactures a variety of plastic sheet and film products from several different resins for internal use and sales to third party converters. Ivex is the leading producer of OPS sheet in North America. The Consumer Packaging product group represented approximately 56% of the Company's net sales and 58% of the Company's Adjusted EBITDA during the 12 months ended June 30, 1997. The Company's Consumer Packaging product group is hereinafter sometimes referred to as "Consumer Packaging".

     Industrial Packaging. The Industrial Packaging product group manufactures and coats film, paper and foil products for protective packaging and specialty papers. The Company produces products for some of the fastest growing applications in the protective packaging industry, including film and paper maskings and self-sealing coated packaging applications. These products are marketed primarily to consumer durable goods manufacturers, automotive companies, other industrial manufacturers and integrated paper producers. The Company also manufactures a variety of recycled kraft paper made from post-consumer and post-industrial fibers and specialty lightweight paper made primarily from virgin pulp for internal use and sales to third party converters. The Industrial Packaging product group represented approximately 44% of the Company's net sales and 42% of the Company's Adjusted EBITDA during the 12 months ended June 30, 1997. The Company's Industrial Packaging product group is hereinafter sometimes referred to as "Industrial Packaging".

     The following table illustrates the wide variety of products that Ivex manufactures:

                            12 MONTHS ENDED
                             JUNE 30, 1997
                         ----------------------
                                       ADJUSTED
     PRODUCT GROUP        NET SALES     EBITDA           PRODUCTS               CUSTOMERS            END PRODUCT USES
     -------------        ---------    --------          --------               ---------            ----------------
                         (DOLLARS IN THOUSANDS)
Consumer Packaging.....   $284,003     $49,948    Plastic containers,     Supermarkets,           Plastic hinged and
                                                  corrugated paper        foodservice             two-piece containers,
                                                  liners and specialty    distributors, fast      trays for deli foods,
                                                  paper products, OPS     food chains, bakery     salads, cookies,
                                                  sheet and film, HIPS    and confectionery       berries and cakes,
                                                  sheet, PET sheet, PP    companies, food         film for envelope and
                                                  sheet, PVC sheet and    processors, plastic     box windows,
                                                  HDPE sheet              converters, envelope    protective plastic
                                                                          and folding carton      packaging for medical
                                                                          manufacturers, medical  and electronics
                                                                          device and supply       applications, paper
                                                                          companies and           liners for cookies,
                                                                          electronics             microwaveable
                                                                          manufacturers           packaging materials,
                                                                                                  fluted bakery cups and
                                                                                                  specialty paper
                                                                                                  products
Industrial Packaging...    221,395      36,758    Protective packaging,   Automotive companies,   Paper and film
                                                  including coated paper  consumer durables       protective masking
                                                  and plastic, single     manufacturers, other    materials, cohesive
                                                  face corrugated paper,  industrial              self-sealing packaging
                                                  shippers and mailers    manufacturers, paper    papers, coated papers
                                                  and manufactured        distributors and        for stamps, labels and
                                                  paper, including kraft  manufacturers of        business forms, single
                                                  papers and specialty    postage stamps,         face corrugated paper
                                                  lightweight virgin      business forms and      for packaging,
                                                  papers                  paper converters        shippers and mailers,
                                                                                                  grocery and food bags,
                                                                                                  specialty lightweight
                                                                                                  papers for fast food
                                                                                                  and candy wrappers
Corporate Expenses.....                 (6,698)
                          --------     -------
Total..................   $505,398     $80,008
                          ========     =======

BUSINESS STRATEGY

     Ivex seeks to differentiate itself from other packaging providers by offering customized packaging that addresses the specialized needs of its customers. The Company's goal is to be the number one or number two provider of customized packaging in its markets. Ivex believes it has a number of key strengths that support its ability to implement this strategy:

     Focus on Niche Markets. Ivex focuses primarily on markets with attractive margin and growth characteristics. The Company's markets include the in-store bakery, delicatessen and prepared food sections of supermarkets; foodservice outlets; medical equipment and electronics goods manufacturers; and users of industrial protective masking. The Company believes that these markets have been among the fastest growing for packaging products over the past several years. Each of these is characterized by few competitors, technological barriers to entry, significant customer service requirements and attractive growth potential.

     Broad Product Range. Ivex manufactures a broad range of plastic and paper-based stock and customized packaging products to provide a full service approach to fulfilling its customers' packaging needs. Through its multi-resin extrusion and thermoforming capabilities, Ivex is able to offer its customers a variety of plastic packaging solutions. The Company believes its breadth of product range and customization capabilities are competitive advantages that allow it to be more responsive to, and provide a single supply source for, many of its customers' packaging needs. Further, these capabilities enhance the Company's ability to adapt to changing market preferences.

     Flexible Design and Engineering. Ivex seeks to maximize opportunities within niche markets by providing its customers with lower-cost product development and shorter lead times than its competitors. The Company delivers these benefits through research and development and technical expertise such as computer-aided design and manufacturing and extensive in-house mold-making capabilities.

     Vertical Integration. Ivex pursues a vertically integrated operating strategy in order to maximize product quality, minimize the influence of external commodity price fluctuations and maintain its low-cost position. Within Consumer Packaging, the Company operates two polymerization, seven extrusion and eleven thermoforming facilities. In 1996, the Company produced 42% of its polystyrene needs and 100% of its OPS sheet needs internally, resulting in a significant advantage over competitors that purchase these materials in the open market. Within Industrial Packaging, the Company's polyethylene film and paper facilities provide important source products and product development capabilities for many of the Company's protective packaging products.

     Proprietary Technology. Ivex's proprietary technology strengthens its product quality, market position and growth prospects in existing markets as well as new product and geographic markets. Examples of the Company's proprietary technology used by Consumer Packaging include extensive extrusion process technology, low residual monomer polymerization technology and the capability to manufacture OPS film to a gauge of less than one-thousandth of an inch. Because of its proprietary production technology, the Company's OPS is recognized as having a high level of quality within the industry. Within Industrial Packaging, the Company utilizes many customized adhesive and cohesive formulations in its surface protection and self-sealing products which strengthen its market position and product development capabilities.

     Broad Distribution Network. The geographic breadth of Ivex's manufacturing and distribution network, including 26 plants in North America and Europe and an extensive network of sales representatives, is another significant advantage over the Company's competitors, which are often smaller and regionally based. Ivex's distribution network allows it to meet the broad geographic needs of its larger customers from a single source, which is an advantage as customers seek to reduce their number of suppliers. Extensive geographic coverage also reduces transportation costs and contributes to the Company's cost competitiveness.

GROWTH STRATEGY

     Over the past several years, Ivex has executed a comprehensive growth strategy based upon (i) internal growth through product extensions and further penetration into higher growth markets and (ii) growth through strategic acquisitions. Since 1993, net sales, Adjusted EBITDA and Adjusted EBIT have increased at compound annualized growth rates of 9.6%, 12.8% and 20.8%, respectively, and, excluding such acquisitions, of 4.7%, 8.7% and 16.8%, respectively. The Company believes it can continue growing sales and earnings through its growth strategy as well as through utilizing excess cash flow to reduce debt and interest expense.

     Internal Growth. Ivex intends to utilize its business strategy and strong market position to capitalize on a number of emerging industry trends. As supermarkets, bakeries and foodservice distributors consolidate packaging vendors to create efficiencies, the Company plans to use its broad product offerings and distribution capabilities to capture market share through increased sales to these customers. Consumer trends toward convenient, ready-to-eat food products and the increased utilization of clear plastic packaging for more appealing presentation within the delicatessen, bakery and produce sections of supermarkets are resulting in increasing use of OPS sheet. As the leading producer of OPS sheet in North America, Ivex believes that it will experience increased production and sales of OPS sheet. In addition, manufacturers are increasingly realizing the quality and cost/benefit advantage of using protective packaging and masking to protect products from damage or breakage during manufacturing, handling, storage and shipping. This trend creates additional demand for the Company's protective masking products and corrugated cushioning materials.

     Acquisitions. Ivex has pursued a disciplined acquisition program of "bolt-on" acquisitions that are easily integrated into the Company's operations and that meet certain defined strategic and financial return criteria. Since 1995, Ivex has completed six acquisitions that achieve a number of strategic objectives:

     - apply existing technology to new products and markets (the acquisition of Plastofilm added medical and electronics end markets);

     - fill out or extend existing product lines and markets (the acquisition of Trio added multi-resin capabilities and the acquisition of PPI expanded surface protection product offerings);

     - expand geographical presence (the acquisitions of M&R and AVP in Canada and the European OPS Business in the United Kingdom extended operations outside the United States); and

     - create rationalization opportunities (the integration of Plastofilm's extrusion operation into Trio created a lower-cost operation).

As a market leader with a broad range of products and proven capabilities, the Company believes that it is well positioned to continue to successfully apply its acquisition and operating expertise to take advantage of consolidation opportunities within the highly fragmented specialty packaging market.

CONSUMER PACKAGING

     General. The Consumer Packaging product group is an integrated manufacturer of plastic and paper products for use in a wide array of food applications and, since its acquisition of Plastofilm, medical and electronics packaging applications. The food packaging products are typically used for items sold in supermarkets, wholesale and retail bakeries, fast-food restaurants and institutional foodservice outlets. The Company's medical packaging products typically are used by the major medical supply companies for sterility packaging and its electronics packaging products generally are used as cushioning materials.

     Products. Consumer Packaging's products consist primarily of thermoformed plastic containers used in food, medical and electronics markets and paper products used in food packaging applications. Thermoformed plastic packaging includes hinged and two-piece containers, trays for delicatessen foods, salads, cookies, cakes and other items, sterility packaging for medical applications and cushioning products for the electronics industry. Paper products consist of single face corrugated paper liners for cookies and other baked goods, microwaveable materials, fluted cups for baking and other specialty paper products.

     As part of its integrated operations, Ivex is the largest manufacturer of OPS sheet in North America, and also produces OPS film, high impact polystyrene ("HIPS") sheet, polyethylene terephthelate ("PET") sheet, polypropylene ("PP") sheet, high density polyethylene ("HDPE") sheet and polyvinyl chloride ("PVC") sheet. OPS sheet is widely used in packaging applications where clarity, rigidity and material yield are significant considerations. HIPS sheet is used in similar applications where clarity is not as important, but where additional stress or crack resistance is required. PET, PP, HDPE and PVC sheet are also typically used in applications that require stress or crack resistance. OPS film is a thinner gauge version of OPS sheet with applications primarily in windows for envelopes and folding cartons as well as labels. The Company is one of the largest producers of OPS film in North America and believes that it is the only company in North America able to manufacture OPS film to a thickness of one-thousandth of an inch. The Company's OPS sheet and film, HIPS sheet, PET sheet, PP sheet, HDPE sheet and PVC sheet are marketed under the Company's Kama(R) brand name.

     Markets. The principal markets for Ivex's food packaging products include supermarkets, particularly in-store bakery, delicatessen, and prepared food sections; national wholesale bakeries; and foodservice outlets, particularly fast-food restaurants and institutions such as schools, hospitals and corporate cafeterias. The Company's position in these markets results from the quality of its OPS sheet, its customized product development capabilities, its ability to provide both plastic and paper products and its long-term relationships with key accounts. The Company believes the supermarket and foodservice segments have been two of the fastest growing markets for food packaging products over the past several years. This growth has been fueled by the expansions of bakery, delicatessen and take-out departments and by increased merchandising efforts by supermarkets in other areas such as produce and floral. Growing customer demand for freshness and convenience has increased the use of plastic packaging. In addition, in the foodservice area, the Company's historical relationships with fast-food operators enable it to leverage its reputation as new packaging opportunities arise in this market segment. The principal markets for the Company's medical and electronics packaging include medical device and supply manufacturers and electronics manufacturers.

     Ivex employs a national sales force to service each of the specific market segments that it targets. Approximately half of the packaging customers are serviced through distributors, with the balance serviced directly by the Company's national account sales representatives. The Company markets to end-users served by its distributors, such as small and regional supermarkets and convenience food outlets, in order to establish "pull-through" demand through this distribution channel. Brokers are also used to further penetrate specific geographic markets and access prospective customers.

     Manufacturing. The Company's plastic packaging products are manufactured internally at the Company's two polystyrene polymerization, six extrusion and eleven thermoforming facilities. Polystyrene polymerization is the process of converting liquid styrene monomer into polystyrene through heat and agitation under high pressure. The Company produces high quality polystyrene as measured by the polystyrene's low residual monomer levels. The Company believes that its low residual monomer OPS affords it a quality advantage in certain areas of the food packaging industry where undesirable odor and taste transfer associated with high residual monomer levels are a concern.

     Extrusion is the process of converting plastic resin into plastic sheet and film used in the thermoforming process. In 1996, the Company produced approximately 79 million pounds of polystyrene resin and purchased approximately 107 million pounds of polystyrene resin and approximately 15 million pounds of other plastic resin from third-party sources. The Company is one of only two OPS producers that have polystyrene polymerization manufacturing facilities. This capability results in a competitive cost and quality advantage. Because of the Company's vertical integration and the technology employed in its extrusion operations, the Company believes it is one of the lowest cost producers of OPS in North America.

     Ivex's plastic thermoforming and paper converting operations are principally conducted in thirteen facilities located throughout North America and Europe. The Company's broad geographic coverage enables the Company to provide better customer service and reduce transportation costs. The Company's flexible manufacturing and engineering capabilities enable it to work with its customers to design custom packages. The Company believes that its strategically located manufacturing facilities, flexible manufacturing capabilities, in-house product engineering services and quality production expertise are all important competitive strengths.

INDUSTRIAL PACKAGING

     General. The Industrial Packaging product group is an integrated manufacturer and coater of a variety of film, paper and foil products for protective packaging and a manufacturer and coater of various grades of papers.

     Products. Protective packaging products include protective paper and film maskings; self-sealing coated packaging papers, films and corrugated paper; and heavy-duty mailing envelopes marketed under the brand names Jet-Lite(R), Jet-Cor(TM) and Jet-Pak(R). The Company's manufactured papers include post-consumer and post-industrial recycled paper products (including lightweight kraft paper for grocery and food bags and heavyweight crepe kraft paper for bag closures), and specialty lightweight papers from virgin pulp used in the flexible packaging and food packaging industries. The Company's coated papers include water-activated gummed papers used for postage stamps, labels, and envelopes, release papers used for high-pressure decorative laminates, and laminations used for lottery ticket stock and decorative labels.

     Markets. The Company's industrial packaging products are used in a wide variety of commercial and industrial applications.

     Ivex believes that it is one of the largest producers of industrial protective masking materials in North America. Management believes its strong position within the industrial protective masking market is a result of its chemical adhesive formulations and production technology. The Company's products in this market range from adhesive coated paper and films to coextruded films with adhesive properties. These paper and film maskings are used to protect surfaces during manufacturing, handling, storage and shipping. The Company's products must meet specifications for a broad array of surfaces requiring protection, including glass, plastic, wood, polished and painted metals, automotive trim, plastic laminates, furniture and marble.

     Ivex applies adhesive and cohesive coatings to paper, films and single face corrugated paper products for high-speed, high-volume, self-sealing packaging applications. A cohesive package is designed to stick to itself and not to the contents. The Company uses proprietary formulations of adhesive and cohesive materials to meet specialized customer requirements. Typical end-users of self-sealing packaging systems are the major U.S. automotive parts manufacturers and book publishers. The Company also produces water-activated gummed printing papers used for labels, commercial and postage stamps and business forms and release papers that are used in the manufacture of high pressure decorative laminates.

     All of Ivex's low density polyethylene film is used internally in the production of its film masking and self-sealing packaging products and approximately 33% of the Company's recycled kraft paper is used internally in the production of single face corrugated paper, cohesive coated paper and mailing envelopes. Principal third-party markets for the Company's manufactured paper products are food packaging, industrial packaging, bag converting and industrial converting, including grocery and food bags; envelopes; bag closures in pet food, seed, and fertilizer packaging; and fast-food and candy wrappers. These markets require high service levels, including fast delivery and the ability to produce a variety of colors, weights and formulations. Customers for the Company's manufactured paper products include large, integrated paper producers as well as packaging companies.

     Manufacturing. Ivex's primary raw materials for protective packaging products, principally low density polyethylene, specialty chemicals and paper, are obtained from external sources as well as from the Company's low density polyethelyne extrusion facility and recycled paper mill operations.

     Ivex's coating and paper converting operations are conducted at eleven facilities throughout the U.S. and Canada. The Company believes that its extensive geographic coverage reduces transportation costs and contributes to the cost competitiveness of the Company's packaging products.

     All of the paper produced at three of the Company's four paper mills is made entirely from post-consumer and post-industrial fibers, including OCC and DLK. The Company was among the first to use 100% recycled post-industrial fibers at one of its mills. Recycled paper accounts for approximately 65% of the total output of the Company's paper operations. The products at the Company's fourth mill in Detroit, Michigan are principally produced from virgin pulp and post-industrial recycled fiber. The Company has installed recycling equipment at its mill in Detroit, Michigan which enables the mill to substitute recycled material for a portion of the higher-cost virgin pulp. Ivex believes that its equipment provides greater flexibility than many larger competitors' machinery, enabling it to serve a large number of relatively small, niche markets.

COMPETITION

     The Company operates in markets that are highly competitive and faces substantial competition throughout all of its product lines from numerous national and regional companies. Many of these competitors are considerably larger than the Company and have substantially greater financial and other resources than the Company, while others are significantly smaller with lower fixed costs and greater operating flexibility. In addition to price, competition with respect to many of the Company's products is based on quality, supplier response time, service and timely and complete order fulfillment.

     The Company's main competitor in the supermarket and foodservice segments is Tenneco Packaging. In the bakery area, the Company competes primarily with Detroit Forming Inc. in plastic products and James River Corporation of Virginia in paper products. The Company competes with several manufacturers of OPS sheet, including Detroit Forming and Plastic Suppliers, Inc. In the medical and electronics markets, the

Company competes with many regional thermoformers, including Prent Corporation, Placon Corp. and Crystal Thermoplastics, Inc. The Company competes primarily with the Dow Chemical Company in the OPS film market. Ivex's major competitors in protective masking include a joint venture between Minnesota Mining and Manufacturing Company and Sealed Air Corporation, American Biltrite, Inc. and Main Tape Company, Inc. The Company competes primarily with Sealed Air Corporation and AVI Products, Inc. in the mailing envelope market.

EMPLOYEES

     As of June 30, 1997, the Company had 22 employees at its Lincolnshire, Illinois corporate headquarters and had 2,995 employees at plant locations, of which 651 were salaried and 2,344 were hourly. Of the hourly workers, approximately 914 were members of unions. The Company has collective bargaining agreements with seven unions in effect with respect to certain hourly employees at the Company's Joliet, Peoria, Chagrin Falls, Detroit, Troy, Newton, Avenel, Grove City and Elyria facilities. There have been no significant interruptions or curtailments of operations due to labor disputes in the last five years, and the Company believes that relations with its employees are good. The collective bargaining agreements at the Company's Newton, Chagrin Falls and Avenel facilities will expire in 1998; the collective bargaining agreement at the Company's Troy facility will expire in 1999; the collective bargaining agreements at the Company's facilities in Joliet, Peoria and Elyria will expire in 2000; and the collective bargaining agreement at the Company's facilities in Grove City and Detroit will expire in 2001. The employees at the Company's Grant Park, Illinois facility recently voted against union representation.

RAW MATERIALS

     Styrene monomer, polystyrene, polyethylene, polypropylene, polyvinyl chloride and various paper-based commodities (including recycled and virgin fiber) constitute the principal raw materials used in the manufacture of the Company's products. Generally, these raw materials are readily available from a wide variety of suppliers. Costs for all of the significant raw materials used by the Company tend to fluctuate with various economic factors which generally affect the Company and its competitors. The availability of raw materials was adequate in 1996 and the first half of 1997 and is expected to remain adequate throughout the remainder of 1997, although prices for certain items such as styrene monomer, polystyrene, OCC, DLK and virgin fiber have been volatile and may continue to fluctuate, in some instances adversely to the Company.

TRADEMARKS, PATENTS AND LICENSES

     While the Company has registered and unregistered trademarks for many of its product lines, these trademarks, other than the Company's rights to the trademarks "Ivex(R)", "Plastofilm(R)" and "Kama(R)", are not considered material to the conduct of the Company's business. The Company owns or licenses a number of patents but such patents and licenses are not considered material to the conduct of the Company's business and the Company does not believe that any of its businesses are substantially dependent on patent protection. The Company's material proprietary technologies are considered by the Company to be trade secrets and know-how and are not protected by patents or licenses.

CUSTOMERS, SALES AND BACKLOG

     No material portion of the Company's business is dependent upon a single or very few customers, except that the Company's extruded OPS film is sold principally to one customer with which the Company believes that it has a good relationship. No one customer accounted for more than 10% of the Company's aggregate net sales for the fiscal year ended December 31, 1996. In general, the backlog of orders is not significant or material to an understanding of the Company's businesses.

ENVIRONMENTAL MATTERS AND GOVERNMENT REGULATION

     The past and present business operations of the Company and the past and present ownership and operations of real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to the protection of the environment. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of the Company's properties, the Company may be held liable. From time to time, the Company is involved in regulatory proceedings and inquiries relating to compliance with environmental laws, permits and other environmental matters.

     The Company is currently involved with environmental remediation and on-going maintenance at certain of its facilities. The Company believes that the costs of such remediation have been adequately reserved for and that such costs are unlikely to have a material adverse effect on the Company. No assurance can be given, however, that additional environmental issues relating to the presently known remediation matters or identified sites or to other sites or matters will not require additional investigation, assessment or expenditures. The Company has a reserve of approximately $2.1 million as of June 30, 1997 for its known future environmental remediation costs. Because an environmental reserve is not established until a liability is determined to be probable and reasonably estimable, all potential future remedial costs may not be covered by this reserve. The Company has made and will continue to make capital expenditures to maintain compliance with environmental requirements. The Company does not expect its 1997 and 1998 spending on environmental capital projects to be material.

     During 1991, the Company responded to an information request regarding the Global Landfill, New Jersey site and since such time has not received any further notifications regarding such site. During 1993, the Company was named a PRP at the Delta Chemicals, Pennsylvania Superfund site and in 1995 the Company paid a de minimis settlement of less than $20,000 at that site. During 1995, the Company paid $500 in connection with a de minimis consent order relating to the American Chemical Service site. In addition, over the past few years, the Company has received notices of potential liability relating to three Superfund sites for which the Company believes a former owner of the facilities subject to such notices will be responsible, and the Company has forwarded such notices to such former owner and has had no further involvement at those sites. In addition, during 1996 the Company answered a complaint regarding the Huth Oil, Ohio Superfund site, and during 1997 this claim was voluntarily dismissed by the plaintiffs in the action. Although the Company endeavors to carefully manage its waste, because Superfund liability is strict and retroactive, it is possible that in the future the Company may be identified as a PRP with respect to other waste disposal sites.

     The plastics industry, in general, and the Company also are subject to existing and potential federal, state, local and foreign legislation designed to reduce solid wastes by requiring, among other things, plastics to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of plastic products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of these and other such similar measures. Although the Company believes that the legislation promulgated to date and such initiatives to date have not had a material adverse effect on the Company, there can be no assurance that any such future legislative or regulatory efforts or future initiatives would not have a material adverse effect on the Company.

     The United States Food and Drug Administration (the "FDA") regulates the content of direct-contact food containers and packages, including containers and packages made from recycled OPS and paper products. The FDA currently limits the amount of recycled materials that can be used in such containers and packages. To comply with these regulations, the Company has instituted various compliance programs.

PROPERTIES

     The Company and its subsidiaries use various owned and leased plants, warehouses, and other facilities in their operations. The facilities are considered to be suitable and adequate for the conduct of the businesses involved although the machinery, plant and equipment at such facilities are, from time to time, subject to scheduled and unscheduled maintenance. As of August 30, 1997, the Company had twenty-six non-warehouse facilities, nineteen of which are located in the U.S., five in Canada and two in the United Kingdom and, except as noted below, all are owned by IPC or a subsidiary of IPC. With certain limited exceptions, all of the owned real estate is subject to mortgages securing IPC's indebtedness under the Existing Credit Facility and is expected to be subject to mortgages securing indebtedness under the New Credit Facility.

               LOCATION                                     FUNCTION                        SQUARE FOOTAGE
               --------                                     --------                        --------------
DOMESTIC
Avenel, NJ(1).........................  Extrusion                                                55,000
Bellwood, IL(2).......................  Paper Converting and Film Coating                        71,000
Bellwood, IL(3).......................  Paper Converting                                         71,000
Bridgeview, IL........................  Paper Converting                                        115,000
Chagrin Falls, OH.....................  Paper Mill                                              120,000
Detroit, MI...........................  Paper Mill                                              255,000
Elyria, OH (4)........................  Extrusion                                                80,000
Grant Park, IL........................  Thermoforming/Engineering                               184,000
Grove City, PA(5).....................  Thermoforming/Paper Converting                          236,000
Hazleton, PA(6).......................  Polymerization/Extrusion                                166,000
Joliet, IL............................  Paper Mill/Paper Converting                             410,000
Madison, GA...........................  Thermoforming/Paper Converting                          141,000
Manteno, IL...........................  Extrusion                                               105,000
Newton, MA(7).........................  Paper and Film Converting/Coating                       225,000
Peoria, IL............................  Paper Mill                                              234,000
Sparks, NV(8).........................  Thermoforming                                            40,000
Troy, OH..............................  Paper Converting/Coating                                320,000
Visalia, CA...........................  Thermoforming/Paper Converting                          144,000
Wheaton, IL...........................  Thermoforming/Engineering                               120,000
INTERNATIONAL
Enniskillen, Northern Ireland(9)......  Thermoforming/Engineering                                16,000
Laval, Quebec.........................  Thermoforming/Extrusion/Engineering                      60,000
Longueuil, Quebec.....................  Thermoforming/Paper Converting                           32,000
Newcastle, Ontario....................  Extrusion                                                45,000
Sedgefield, England...................  Thermoforming/Extrusion                                  48,000
Summerstown, Ontario..................  Thermoforming                                            55,000
Toronto, Ontario......................  Paper Converting                                         54,000

-------------------------
(1) Leased facility, with its lease expiring on December 31, 2003, subject to IPC's right to extend the lease for two successive five-year periods upon IPC's written notice to the lessor thereof not more than 12 nor less than 6 months prior to the end of the then current lease term.

(2) Leased facility, with its lease expiring on December 31, 1997, subject to IPC's right to extend the lease for an additional two-year period until December 31, 1999, subject to landlord's right to terminate under certain circumstances on or after July 1, 1997, upon six months prior written notice. The Company is currently negotiating to purchase this facility from the landlord.

(3) Leased facility, with its lease expiring on December 31, 1997, subject to IPC's right to extend the lease for an additional two-year period until December 31, 1999. The Company is currently negotiating a new five-year lease for this facility.

(4) Leased facility, with its lease expiring on September 30, 2001, subject to IPC's right to extend the lease for an additional five-year period and, upon specified terms and conditions, to purchase the property.

(5) This facility is held subject to an installment sales contract with Grove City Industrial Development Corporation that holds title to the facility.

(6) Leased facility, with its lease expiring on October 4, 1998, subject to IPC's right to extend the lease for two successive five-year periods upon IPC's written notice to lessor not more than 24 nor less than 6 months prior to the end of the then current lease term.

(7) Leased facility, with its lease expiring on December 5, 2001, with three one-year options to extend.

(8) Leased facility, with its lease expiring on December 31, 1999.

(9) Leased facility, with its lease expiring on May 10, 2016.

LITIGATION

     From time to time, the Company and its subsidiaries are involved in various litigation matters arising in the ordinary course of business. The Company believes that none of the matters in which the Company or its subsidiaries are currently involved, either individually or in the aggregate, is material to the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below are the name, age, positions and offices held (as of the date hereof) and a brief account of the business experience for each director and executive officer of the Company.


                NAME                     AGE                           POSITION
                ----                     ---                           --------
George V. Bayly......................    55    Director, Chairman of the Board, President and Chief
                                               Executive Officer of the Company since January 1991.
Frank V. Tannura.....................    40    Director of the Company since August 1995. Vice
                                               President and Chief Financial Officer of the Company
                                               since October 1989.
Richard R. Cote......................    45    Vice President and Treasurer of the Company since August
                                               1994. Mr. Cote was Assistant Vice President and
                                               Treasurer of the Company from March 1992 to August 1994.
Thomas S. Ellsworth..................    52    Vice President and General Manager of the Company since
                                               1994. Mr. Ellsworth was Vice President of the Company's
                                               paper mill operations from 1992 to 1994 and Chief
                                               Financial Officer of the Company's paper mill operations
                                               from March 1991 to 1992.
Robert W. George.....................    50    Vice President and General Manager of the Company since
                                               August 1996. From 1993 to 1996, Mr. George was President
                                               and Chief Executive Officer of Plastofilm Industries,
                                               Inc. and prior to 1993, President of Nitrobar
                                               Incorporated.
Gene J. Gentili......................    50    Vice President and General Manager of the Company since
                                               1994. Vice President of Sales of the Company from 1993
                                               to 1994. Mr. Gentili was director of national accounts
                                               for the Company from 1991 to 1993.
Roger A. Kurinsky....................    45    Vice President and General Manager of the Company since
                                               1994. Vice President of Marketing of the Company from
                                               1991 to 1994.
Jeremy S. Lawrence...................    46    Vice President of Human Resources of the Company since
                                               May 1991.
G. Douglas Patterson.................    39    Vice President and General Counsel of the Company since
                                               June 1991.
David E. Wartner.....................    30    Corporate Controller of the Company since 1994. Mr.
                                               Wartner was previously associated with Price Waterhouse
                                               LLP from 1988 to 1994.
Eugene M. Whitacre...................    41    Vice President and General Manager of the Company since
                                               February 1991.
Glenn R. August......................    36    Director of the Company since March 1993 and a Managing
                                               Director of Oak Hill Partners, Inc. (Acadia's investment
                                               advisor) and its predecessor since 1987. Since August
                                               1996, Mr. August has served as President of Oak Hill
                                               Advisors, Inc., the exclusive advisor to the Oak Hill
                                               Securities Fund, L.P., a $1.75 billion investment
                                               partnership.
Anthony P. Scotto....................    50    Director of the Company since August 1995. Managing
                                               Director of Oak Hill Partners, Inc. (Acadia's investment
                                               advisor) and its predecessor since March 1988. Mr.
                                               Scotto is also a director of Specialty Foods Corporation
                                               and Holophane Corporation.


     All members of the Board of Directors of the Company serve until a successor is elected. All officers of the Company serve at the pleasure of the Company's Board of Directors.

     The Board of Directors of the Company will be divided into three classes, as nearly equal in number as possible, having terms expiring at the annual meeting of the Company's stockholders in 1998 (comprised of Messrs. Tannura and August), 1999 (comprised of two independent directors to be designated after the completion of the Offerings) and 2000 (comprised of Messrs. Bayly and Scotto). At each annual meeting of stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified. The outside directors (other than directors that are employed by Oak Hill Partners, Inc.) will receive an annual retainer of approximately $25,000 and an undetermined amount of Company options and will be reimbursed for out-of-pocket expenses incurred in connection with attending meetings.

     In connection with the Offerings, the Board intends to elect at least two independent directors and create compensation and audit committees. The identity of the independent directors has not yet been determined and may not be determined until after the completion of the Offerings. The Company does not have a nominating committee.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth the compensation paid by IPC to the Company's chief executive officer and each of the four most highly compensated officers of the Company whose aggregate cash compensation exceeds $100,000, in each case for all services rendered during the fiscal years 1996, 1995 and 1994:


                                                            SUMMARY COMPENSATION TABLE
                                  ------------------------------------------------------------------------------
                                                                              LONG-TERM
                                                                           COMPENSATION(4)
                                                                       -----------------------
                                      ANNUAL COMPENSATION(3)             AWARDS        PAYOUTS
                                  -------------------------------      ----------      -------
                                                                       NUMBER OF
                                                                       SECURITIES
                                                                       UNDERLYING
                                                                        OPTIONS/        LTIP         ALL OTHER
           NAME AND                         SALARY        BONUS           SARS         PAYOUTS      COMPENSATION
      PRINCIPAL POSITION          YEAR      ($)(1)        ($)(2)         (#)(5)        ($)(6)          ($)(7)
      ------------------          ----      ------        ------       ----------      -------      ------------
George V. Bayly...............    1996      420,000       600,000        97,331        765,938        314,721
  President and Chief             1995      400,000       400,000        74,501        237,500         14,938
  Executive Officer               1994      400,000        50,000        18,790             --          5,667
Frank V. Tannura..............    1996      249,100       290,000        45,424        282,188         40,368
  Vice President and              1995      211,667       235,000        30,064         87,500         28,885
  Chief Financial Officer         1994      191,667        25,000         7,516             --         10,894
Eugene M. Whitacre............    1996      236,250       230,000        32,459        201,563          7,500
  Vice President and              1995      225,000       168,750        20,434         62,500         13,741
  General Manager                 1994      175,000       100,000         5,167             --          8,744
Thomas S. Ellsworth...........    1996      250,000       100,000        32,459             --         25,813
  Vice President and              1995      229,000       168,750        20,434             --         16,185
  General Manager                 1994      163,000        20,000        28,654             --          7,325
Donald C. Devine(8)...........    1996      195,000       175,000         4,322             --          2,965
  Vice President and
  General Manager


-------------------------
(1) Includes amounts deferred pursuant to IPC's Retirement Plan and Trust and under IPC's Executive Deferred Compensation Plan.

(2) Includes annual bonus awards for services rendered in 1996, 1995 and 1994 that were paid under IPC's Executive Incentive Compensation Plan. The Executive Incentive Compensation Plan provides the executive officers of IPC with annual awards for outstanding individual performance contributing to the present and future success of the Company. This Plan is administered by the President in consultation with the Board of Directors and awards are based upon IPC's achievement of certain predetermined financial objectives such as minimum Adjusted EBITDA and cash flow targets. Under the provisions of the Plan, participants have target incentive compensation of 40% to 50% of that year's base salary, although the actual incentive compensation paid in any given year may be significantly less than or greater than the target level based upon the extent of the Company's under-achievement or over-achievement of such predetermined financial objectives.

(3) The column designated by the Securities and Exchange Commission (the "Commission") pursuant to applicable regulations for the reporting of "Other Annual Compensation" has been deleted because the dollar amount of perquisites and other personal benefits received by the named executive officers falls below the reporting threshold established by the Commission.

(4) The column designated by the Commission pursuant to the applicable regulations for the reporting of "Restricted Stock Awards" has been deleted because no restricted stock of the Company was awarded to any of the named executive officers in any of the reported calendar years.

    Assuming an initial public offering price of $15.00 per share (the mid-point of the range of the estimated public offering price set forth on the cover page hereof), the estimated value of each named executive officer's shares of restricted common stock of the Company held as of the consummation of the Offerings and the number of such shares (as adjusted to reflect the 9.65-for-1 split of the outstanding Common Stock) as of such date would be as follows: Mr. Bayly's 19,310 shares -- $289,650; Mr. Tannura's 32,586 shares -- $488,790; Mr. Whitacre's 13,034 shares -- $195,510; and Mr.
    Ellsworth's 10,138 shares -- $152,070. All of such shares of the Company's Common Stock are vested and the Company has no present intentions to pay dividends on such shares.

(5) The options reported for 1995 and 1994 as specified in this column were originally granted under IPC's Stock Option and Purchase Agreement, dated as of January 1, 1993 (the "Stock Option and Purchase Agreement"), pursuant to which options exercisable into an aggregate of 17,270 shares of IPC's common stock were originally granted to certain executive officers of IPC (including the named executive officers), 9,413 of such options were earned and vested (the "Original IPC Options") during 1993, 1994 and 1995 and 7,857 of such options were not earned during such period and were canceled.

    During the first quarter of 1996, the Stock Option and Purchase Agreement was amended and restated (the "Amended and Restated Stock Option and Purchase Agreement") and pursuant to the terms thereof options exercisable into an aggregate of 6,908 shares of IPC's common stock (the "IPC Performance Options" and together with the Original IPC Options, the "IPC Options") were granted during 1996 to certain executive officers of IPC (including the number of options reported for 1996 as specified in the Summary Compensation Table for the named executive officers), subject to vesting 33 1/3% in each of 1996, 1997 and 1998 and subject to being earned in 1996 and 1997 based upon IPC's attainment of certain growth objectives. During 1996, 3,454 of the IPC Performance Options were earned and as of December 31, 1996, one third of such earned amount, or 1,151, became vested. Simultaneously with the consummation of the Offerings and pursuant to the terms of the Amended and Restated Stock Option and Purchase Agreement, the remaining 3,454 IPC Performance Options will be earned and all 6,908 IPC Performance Options will become vested.


    In connection with the Offerings, such executive officers will exchange all of the IPC Options for (i) 2,114,133 shares of the Company's Common Stock and (ii) options exercisable for 766,667 shares of the Company's Common Stock at an exercise price equal to the initial offering price of the Offerings. Consequently, the options specified in this column reflect each named executive officer's portion of the Company options exercisable for 766,667 shares of Common Stock which they will receive upon the closing of the Offerings in exchange for the IPC Options allocable to each of 1994, 1995 and 1996. In addition, as a result of this exchange, it is expected that as of the consummation of the Offerings, Messrs. Bayly, Tannura, Whitacre, Ellsworth and Devine will beneficially own 761,404, 324,095, 224,872, 224,872 and 11,917 shares of the Company's Common Stock, respectively. Assuming an initial public offering price of $15.00 per share (the mid-point of the range of the estimated public offering price set forth on the cover page hereof), the estimated value of each named executive officer's shares of Common

    Stock as of the consummation of the Offerings would be as follows: Mr. Bayly's 761,404 shares -- $11,421,060; Mr. Tannura's 324,095 shares --
    $4,861,425; Mr. Whitacre's 224,872 shares -- $3,373,080; Mr. Ellsworth's
    224,872 shares -- $3,373,080; and Mr. Devine's 11,917 shares -- $178,755.
    See "Principal and Selling Stockholders."


(6) The amounts in this column represent the amounts paid to the named executive officers during the years ended December 31, 1995 and 1996 under IPC's Special Incentive Plan, dated as of January 1, 1993. Pursuant to such plan, upon the occurrence of certain "Payment Events" (therein defined), IPC was obligated to pay to certain executive officers an aggregate cash award up to a maximum amount of $2.25 million. During 1995 and 1996, IPC paid to certain executive officers (including the named executive officers) $550,000 and $1.7 million, respectively, under such plan. The 1995 and the 1996 payments under such plan were made by IPC notwithstanding the fact that there was not a Payment Event during 1995 or 1996, this condition having been waived by IPC. The IPC Special Incentive Plan has been terminated.

(7) The 1996 All Other Compensation column reported includes (i) IPC's contributions (excluding employee earnings reduction contributions) under the IPC Retirement Plan and Trust and under IPC's Executive Deferred Compensation Plan during fiscal 1996 as follows: $7,500 to Mr. Bayly; $21,038 to Mr. Ellsworth; $0 to Mr. Devine; $38,314 to Mr. Tannura; and $7,500 to Mr. Whitacre; (ii) insurance premiums with respect to IPC's Executive Disability Income Coverage paid by IPC as follows: $7,221 for Mr. Bayly; $4,775 for Mr. Ellsworth; $2,965 for Mr. Devine; and $2,054 for Mr. Tannura; and (iii) IPC's payment during 1996 of $300,000 of nonqualified retirement benefits to Mr. Bayly pursuant to the terms of his Amended and Restated Employment Agreement, dated as of May 30, 1996.


(8) On September 24, 1997, Mr. Devine resigned from the Company.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR


                                                                                            POTENTIAL REALIZABLE
                                                                                                  VALUE AT
                                                                                            ASSUMED ANNUAL RATE
                                                                                                     OF
                                                                                                STOCK PRICE
                                                                                                APPRECIATION
                                   INDIVIDUAL GRANTS                                         FOR OPTION TERM(2)
----------------------------------------------------------------------------------------    --------------------
                                   NUMBER OF
                                   SECURITIES      % OF TOTAL
                                   UNDERLYING     OPTIONS/SARS    EXERCISE
                                  OPTIONS/SARS     GRANTED TO     OR BASE
                                    GRANTED       EMPLOYEES IN     PRICE      EXPIRATION
             NAME                    (#)(1)       FISCAL YEAR      ($/SH)        DATE        5%($)      10%($)
             ----                 ------------    ------------    --------    ----------     -----      ------
George V. Bayly...............       97,331           30.0         15.00       9/30/07      918,164    2,326,808
  President and Chief
  Executive Officer
Frank V. Tannura..............       45,424           14.0         15.00       9/30/07      428,504    1,085,912
  Vice President
Eugene M. Whitacre............       32,459           10.0         15.00       9/30/07      306,199      775,969
  Vice President
Thomas S. Ellsworth...........       32,459           10.0         15.00       9/30/07      306,199      775,969
  Vice President
Donald C. Devine..............        4,322            1.3         15.00       9/30/07       40,771      103,322
  Vice President


-------------------------
(1) The options specified in this column reflect each named executive officer's portion of the Company options exercisable for 766,667 shares of Common Stock (allocable to the calendar year ending December 31, 1996) which they will receive upon the closing of the Offerings in exchange for the IPC Options assuming that the exchange had occurred on December 31, 1996.

(2) As a result of the exchange of the IPC Options by the executive officers of the Company described in footnote 1 above, the potential realizable value was calculated based on stock price appreciation from the assumed initial public offering price of $15.00 per share (the mid-point of the range of the estimated public offering price set forth on the cover page hereof). The dollar amounts under these columns are the result of calculations at the 5% and 10% rates established by the Commission and therefore are not intended to forecast possible future appreciation, if any, of the stock price of the Company.

    AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
                               OPTION/SAR VALUES


                                                   AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                              AND FY-END OPTION/SAR VALUES
                                          ---------------------------------------------------------------------
                                                                            NUMBER OF
                                                                            SECURITIES             VALUE OF
                                                                            UNDERLYING           UNEXERCISED
                                                                           UNEXERCISED           IN-THE-MONEY
                                                                           OPTIONS/SARS          OPTIONS/SARS
                                            SHARES                         AT FY-END(#)          AT FY-END($)
                                          ACQUIRED ON       VALUE        ----------------      ----------------
                                           EXERCISE        REALIZED        EXERCISABLE/          EXERCISABLE/
                 NAME                         (#)            ($)         UNEXERCISABLE(1)      UNEXERCISABLE(2)
                 ----                     -----------      --------      ----------------      ----------------
George V. Bayly.......................           --             --        194,990/81,125             $ 0
  President and Chief
  Executive Officer
Frank V. Tannura......................           --             --         79,668/37,861               0
  Vice President
Eugene M. Whitacre....................           --             --         54,490/27,057               0
  Vice President
Thomas S. Ellsworth...................           --             --         54,490/27,057               0
  Vice President
Donald C. Devine......................           --             --          1,456/2,865                0
  Vice President


-------------------------
(1) The options specified in this column were originally granted under the Amended and Restated Stock Option and Purchase Agreement pursuant to which the IPC Options were granted to certain executive officers of the Company, including the named executive officers. In connection with the Offerings, the Company, IPC and such executive officers will exchange the IPC Options for (i) 2,114,133 shares of the Company's Common Stock, and (ii) options exercisable into 766,667 shares of the Company's Common Stock at an exercise price equal to the initial offering price of the Offerings. Consequently, the options specified in this column reflect the number of shares of Common Stock underlying the Company options which the named executive officers would have received in exchange for those IPC Options (assuming that the exchange occurred as of December 31, 1996) that would have been vested and unvested and thus exercisable/unexercisable at December 31, 1996. All of the options specified in this column will become fully vested and exercisable upon consummation of the Offerings.

(2) The values specified is this column reflect the effect of the exchange described in footnote 1 above and are based on the fact that the exercise price for the options exercisable for shares of the Company's Common Stock will equal the initial offering price of the Offerings. Thus, as of December 31, 1996, assuming an exercise price equal to the initial offering price of the Offerings the Company options which the named executive officers received in exchange for their IPC Options had no "in-the-money" value, although there can be no assurances that such valuation is accurate because there was no closing market price for the stock as of December 31, 1996 as such stock was privately held. In connection with the consummation of the Offerings, all of the Company options of the named executive officers included in the table will become exercisable and the value of all such options as of the consummation of the Offerings would be zero for each of the named executive officers since the exercise price thereof will equal the initial public offering price.

CERTAIN EMPLOYMENT ARRANGEMENTS

     Mr. Bayly has an amended and restated employment agreement with IPC, pursuant to which (i) IPC agrees to employ Mr. Bayly through December 31, 2000 (provided that beginning on January 1, 1998, the term thereof is automatically extended for one additional day for each day which has then elapsed since December 31, 1997 unless on or after December 31, 1997 either IPC's Board of Directors or Mr. Bayly gives notice that the automatic extension shall cease) as Chairman, President and Chief Executive Officer and to cause Mr. Bayly's election as a director of IPC, (ii) Mr. Bayly receives a base salary of $491,000 during 1997,

$515,550 during 1998, $541,327 during 1999 and $568,393 during 2000 (subject to increase at the discretion of the Board of Directors), (iii) Mr. Bayly is entitled to an aggregate of $150,000 per year for life insurance, disability insurance and nonqualified retirement benefits, (iv) Mr. Bayly is eligible for an annual performance bonus based upon the achievement of predetermined financial objectives, and (v) Mr. Bayly will receive certain severance benefits if his employment is terminated without cause or if Mr. Bayly terminates the agreement for good reason (including the giving of notice by the Board of Directors of IPC to stop the automatic extension of the term thereof and a termination by Mr. Bayly for any reason during the period of three months which begins six months after a change of control (as therein defined)). These severance benefits include the payment of a lump sum equal to four times the sum of (x) the annual salary then in effect and (y) the target amount of the annual performance bonus for the year in which the termination occurs, plus the continuation of all benefits and supplemental benefits for four years after the date of termination. The agreement restricts Mr. Bayly from competing with the Company during his employment and, in certain circumstances, for an additional one-year period after the termination of Mr. Bayly's employment. In addition, IPC has agreed to gross-up payments to Mr. Bayly for certain taxes, interest and penalties that may be imposed by certain sections of the Code.

     Mr. Tannura has an amended employment agreement with IPC, pursuant to which
(i) IPC agrees to employ Mr. Tannura through May 31, 1999 (provided that beginning on June 1, 1996, the term thereof is automatically extended for one additional day for each day which has then elapsed since May 31, 1996 unless either the Board of Directors of IPC or Mr. Tannura gives notice that the automatic extension shall cease) as Vice President and Chief Financial Officer,
(ii) Mr. Tannura is entitled to receive a base salary of $235,000 per year (subject to increase at the discretion of the Board of Directors), (iii) Mr. Tannura is eligible to receive an annual performance bonus based upon the achievement of predetermined financial objectives, and (iv) Mr. Tannura will receive certain severance benefits if his employment is terminated without cause or if Mr. Tannura terminates the agreement for good reason (including the giving of notice by the Board of Directors of IPC to stop the automatic extension of the term thereof) in an amount equal to (i) at Mr. Tannura's option, either (A) his annual salary for the remaining term thereof or (B) the present value (based upon a 10% interest rate) of the aggregate unpaid annual salary for the full term thereof, plus (ii) at Mr. Tannura's option, either (C) an annual bonus for each year remaining in the term in an amount equal to the target amount of his performance bonus for the year in which his termination of employment occurs, or
(D) the present value of three times the target amount of his performance bonus for the year in which the termination of his employment occurs plus (iii) a pro rata portion of his performance bonus for the year in which his employment is terminated, plus (iv) unpaid benefits accrued up to the date of termination, plus (v) the continuation of all benefits for the full term.

     IPC has entered into severance agreements with the other named executive officers, pursuant to which such officers receive a severance payment equal to one year's salary if their employment is terminated other than for death, disability or cause.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1996, the Company's Board of Directors did not have a compensation committee (or other board committee performing equivalent functions). The members of the Board of Directors of the Company, in consultation with Mr. Bayly, the President of the Company, performed the functions normally performed by a compensation committee and participated in deliberations concerning executive officer compensation. No executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions) or as a member of the Board of another entity, one of whose executive officers served on the Board of Directors of the Company.

IVEX PACKAGING CORPORATION 1997 LONG-TERM STOCK INCENTIVE PLAN

     Ivex intends to adopt the Ivex Packaging Corporation 1997 Long-Term Stock Incentive Plan (the "1997 Stock Incentive Plan" or the "LTIP"). The following is a summary of the material features of the plan.

     Purpose. The purpose of the plan is to promote the interests of the Company and its stockholders by (i) attracting and retaining exceptional officers, employee-directors and other key employees and consultants of the Company and its affiliates; (ii) motivating such individuals by means of performance-related incentives to achieve longer-range performance goals; and (iii) enabling such individuals to participate in the long-term growth and financial success of the Company.

     Administration/Eligible Participants. The plan will be administered by a committee (the "Committee") of two or more members of the Board designated by the Board to administer the plan, each of whom is intended to be a "disinterested person" (within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) and an "outside director" (within the meaning of Code Section 162(m)); however, the mere fact that a Committee member shall fail to qualify as a disinterested person or outside director will not invalidate any award made by the Committee which award is otherwise validly made under the plan.

     The Committee has the sole and complete authority to determine the participants to whom awards shall be granted under the plan. In connection with the consummation of the Offerings, the Company expects to issue options exercisable into approximately 500,000 shares of Common Stock to certain key officers and employees of the Company.

     Number of Shares Authorized Under the Plan. The plan authorizes the grant of awards to participants with respect to a maximum of 2,000,000 shares of the Company's Common Stock ("Shares"), which awards may be made in the form of (i) nonqualified stock options; (ii) stock options intended to qualify as incentive stock options under Section 422 of the Code; (iii) stock appreciation rights;
(iv) restricted stock and/or restricted stock units; (v) performance awards and
(vi) other stock-based awards; provided that the maximum number of Shares with respect to which stock options and stock appreciation rights may be granted to any participant in the plan in any calendar year may not exceed 200,000. If, after the effective date of the plan, any Shares covered by an award granted under the plan, or to which such an award relates, are forfeited, or if an award has expired, terminated or been canceled for any reason whatsoever (other than by reason of exercise or vesting) and in either such case a participant has received no benefits of ownership with respect to the forfeited Shares or the Shares to which such expired, terminated or canceled award relates (other than voting rights and dividends that were forfeited in connection with such forfeiture, expiration, termination or cancellation), then the Shares covered by such award shall again be, or shall become, Shares with respect to which awards may be granted under the plan.

     Terms and Conditions of Awards Under the Plan. Non-qualified and incentive stock options granted under the plan shall be subject to such terms, including exercise price and conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement or thereafter; provided that stock options that are intended to qualify as incentive stock options will be subject to terms and conditions that comply with such rules as may be prescribed by Section 422 of the Code. Payment in respect of the exercise of an option granted under the Plan may be made in cash, or its equivalent, or, if and to the extent permitted by the Committee, by exchanging Shares owned by the optionee (which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least six months), or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of such Shares so tendered to the Company as of the date of such tender is at least equal to the aggregate exercise price of the option.

     Stock appreciation rights granted under the plan shall be subject to such terms, including grant price and the conditions and limitations applicable to exercise thereof, as may be determined by the Committee and specified in the applicable award agreement or thereafter; provided that stock appreciation rights may not be exercisable earlier than six months after the date of grant. Stock appreciation rights may be granted in tandem with another award, in addition to another award, or freestanding and unrelated to another award. A stock appreciation right shall entitle the participant to receive an amount equal to the excess of the fair market value of a Share on the date of exercise of the stock appreciation right over the grant price thereof. The Committee shall determine whether a stock appreciation right shall be settled in cash, Shares or a combination of cash and Shares.

     Restricted stock and restricted stock units granted under the plan shall be subject to such terms and conditions including, without limitation, the duration of the period during which, and the conditions under which, the restricted stock and restricted stock units may be forfeited to the Company, as may be determined by the Committee in its sole discretion. Each restricted stock unit shall have a value equal to the fair market value of a Share. Restricted stock units shall be paid in cash, Shares, other securities or other property, as determined in the sole discretion of the Committee, upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable award agreement. Dividends paid on any Shares of restricted stock may be paid directly to the participant, or may be reinvested in additional Shares of restricted stock or in additional restricted stock units, as determined by the Committee in its sole discretion.

     Performance awards granted under the plan shall consist of a right which is
(i) denominated in cash or Shares, (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish, and (iii) payable at such time and in such form as the Committee shall determine. Subject to the terms of the plan and any applicable award agreement, the Committee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award and the amount and kind of any payment or transfer to be made pursuant to any performance award. Performance awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with procedures established by the Committee, on a deferred basis.

     In addition to the foregoing types of awards, the Committee shall have authority to grant to participants an "other stock-based award," which shall consist of any right which is (i) not a stock option, stock appreciation right, restricted stock or restricted unit award or performance award and (ii) an award of Shares or an award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the Committee to be consistent with the purposes of the plan; provided that any such rights must comply, to the extent deemed desirable by the Committee, with Rule 16b-3 and applicable law. Subject to the terms of the plan and any applicable award agreement, the Committee shall determine the terms and conditions of any such other stock-based award, including the price, if any, at which securities may be purchased pursuant to any other stock-based award granted under this plan.

     In addition, in the sole and complete discretion of the Committee, an award, whether made as an other stock-based award or as any other type of award issuable under the plan, may provide the participant with dividends or dividend equivalents, payable in cash, Shares, other securities or other property on a current or deferred basis.

     Adjustments. In the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee in its discretion to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of
(i) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which awards may be granted,
(ii) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding awards, and (iii) the grant or exercise price with respect to any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award in consideration for the cancellation of such award; provided, in each case, that with respect to awards of incentive stock options no such adjustment shall be authorized to the extent that such authority would cause the Plan to violate
Section 422(b)(1) of the Code, as from time to time amended or (iv) provide for the acceleration or exercisability or lapse of restrictions otherwise applicable to such awards, or the early cancellation, expiration or termination of such awards with or without consideration or consent.

     Transferability. Each award, and each right under any award, shall be exercisable only by the participant during the participant's lifetime or, if permissible under applicable law, by the participant's guardian or legal representative or by a transferee receiving such award pursuant to a qualified domestic relations order ("QDRO"), as determined by the Committee.

     No award that constitutes a "derivative security", for purposes of Section 16 of the Exchange Act, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant otherwise than by will or by the laws of descent and distribution or pursuant to a QDRO, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

     Amendment to Plan. The Board may amend, alter, suspend, discontinue, or terminate the plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement, including for these purposes any approval requirement which is a prerequisite for exemptive relief from Section 16(b) of the Exchange Act. Notwithstanding anything to the contrary herein, the Committee may amend the plan in such manner as may be necessary so as to have the plan conform with local rules and regulations in any jurisdiction outside the United States.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     As of September 25, 1997, the Company owned 100% of the outstanding capital stock of IPC (other than the IPC Options held by certain executive officers which concurrently with the Offerings will be exchanged for shares of the Company's Common Stock and options exercisable for shares of the Company's Common Stock). As of September 25, 1997, all issued and outstanding shares of capital stock of the Company were beneficially owned by Acadia, certain related investors and certain executive officers. Acadia has informed the Company that it is in the process of distributing its assets, which include Common Stock, as part of the liquidation of Acadia. Acadia has also informed the Company that it expects to sell or distribute the Common Stock held by Acadia to its general and limited partners in the future. However, Acadia has agreed that it will not sell or transfer the Common Stock held by it for a period of 180 days after the date of this Prospectus, without the prior written consent of Merrill Lynch (as defined herein) on behalf of the Underwriters. See "Underwriting." See "Certain Relationships and Related Transactions" for material relationships between the Selling Stockholder and the Company.



     The following table sets forth certain information regarding the beneficial ownership before and after the Offerings of the Common Stock as of September 25, 1997, (assuming the executive officers had exchanged their IPC Options for 2,114,133 shares of Common Stock and options exercisable for 766,667 shares of Common Stock as of such date) by (i) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each of the directors of the Company, (iii) each of the named executive officers of the Company, and
(iv) all executive officers and directors of the Company as a group. The following table is based on an assumed initial public offering price of $15.00 (the mid-point of the range of the estimated public offering price set forth on the cover page hereof).



                                                  BENEFICIAL OWNERSHIP              BENEFICIAL OWNERSHIP
                                                 PRIOR TO OFFERINGS(1)             AFTER OFFERINGS(1)(2)
                                             ------------------------------    ------------------------------
                                             NUMBER OF SHARES                  NUMBER OF SHARES
            NAME AND ADDRESS                 OF THE COMPANY'S    PERCENTAGE    OF THE COMPANY'S    PERCENTAGE
           OF BENEFICIAL OWNER               COMMON STOCK(3)      OF CLASS     COMMON STOCK(3)      OF CLASS
           -------------------               ----------------    ----------    ----------------    ----------
Acadia Partners, L.P.(4).................        9,603,595         92.8%           7,903,595         39.7%
George V. Bayly..........................           19,310             *           1,056,829(7)       5.3%
Frank V. Tannura.........................           32,586             *             474,211(7)       2.4%
Eugene M. Whitacre.......................           13,034             *             319,453(7)       1.6%
Thomas S. Ellsworth......................           10,138             *             316,557(7)       1.6%
Glenn R. August(5)(6)....................                              *                                 *
Anthony P. Scotto(6).....................                              *                                 *
All directors and officers as a group....          115,860          1.1%           2,996,660(8)      15.0%


-------------------------
 *  Represents less than 1% of such Common Stock.

(1) Gives effect to the 9.65-for-1 stock split and the conversion of the IPC Options into shares of the Company's Common Stock and options exercisable for shares of the Company's Common Stock.

(2) The Company has granted the Underwriters 30-day options to purchase up to 1,260,000 shares of the Company's Common Stock. The table does not reflect the possible sale of additional shares if the Underwriters' over-allotment options are exercised.

(3) To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted.


(4) Includes shares held by Acadia and shares held by Acadia Electra Partners, L.P. ("Electra"), an affiliate of Acadia. Acadia is the general partner of Electra. The general partner of Acadia is Acadia FW Partners, L.P. ("Acadia FW"), the managing general partner of which is Acadia MGP, Inc. ("Acadia MGP"), a corporation controlled by J. Taylor Crandall. As such, Acadia FW, Acadia MGP and Mr. Crandall may be deemed to beneficially own the shares of the Company's common stock held by Acadia and Electra. The address of Acadia, Electra, Acadia FW and Acadia MGP is 2600 Texas Commerce Tower, 201 Main Street, Fort Worth, Texas 76102. The address of Mr. Crandall is 3100 Texas Commerce Tower, 201 Main Street, Fort Worth, Texas 76102.


(5) Mr. August is an officer and director of Acadia MGP (see footnote 4 above).

(6) The address of such individuals is c/o Oak Hill Partners, Inc., 65 East 55th Street, New York, New York 10022-3219.


(7) Represents shares of outstanding Common Stock in the amounts of 780,714, 356,681, 237,906 and 235,010 that are owned by Messrs. Bayly, Tannura, Ellsworth and Whitacre, respectively, and vested and earned options that are currently exercisable in the amounts of 276,115, 117,530, 81,547 and 81,547 that are owned by Messrs. Bayly, Tannura, Ellsworth and Whitacre, respectively.


(8) All directors and officers as a group hold shares of outstanding Common Stock in the aggregate amount of 2,229,993 and vested and earned options that are currently exercisable for 766,667 shares of Common Stock.


    Under the New Credit Facility, the Company will pledge to the banks under the New Credit Facility all of IPC's common stock, par value $0.01 per share, to collateralize the repayment of IPC's obligations thereunder.


VOTING AGREEMENT


    In connection with the Offerings, the Company, Acadia and certain officers of the Company intend to enter into the Voting Agreement pursuant to which they will agree to vote all of their outstanding shares of Common Stock, for so long as they own such shares, for the director nominees proposed according to the terms thereof. The Voting Agreement will provide that the stockholders thereto will vote their shares to the effect that the Board of Directors will consist of up to six members, two of whom will be initially designated by Acadia, two of whom will be initially designated by Mr. Bayly or a successor management employee and two of whom will be independent directors mutually acceptable to the parties. Acadia will have the right (until Acadia's ownership of the outstanding Common Stock falls below 20.0%) to increase the size of the Board to nine members and designate an additional three directors. During the time that Acadia and such related investors own more than 12.5% and less than 20.0% of the outstanding Common Stock, Acadia will be entitled to designate two directors (if the Board of Directors has six directors) or three directors (if the Board of Directors has more than nine directors), and during the time that Acadia and its related investors own more than 5.0% and less than 12.5% of the outstanding Common Stock, Acadia will be entitled to designate one director. Also, during the time that Ivex's management owns 7.5% or more of the outstanding Common Stock, Mr. Bayly or a successor management employee will be entitled to designate two directors, and during the time that Ivex's management owns more than 5.0% and less than 7.5% such management will be entitled to designate one director. The term of such agreement is ten years, subject to earlier termination upon the occurrence of certain events, including the point at which Acadia's holdings of Common Stock fall below 5.0% of the outstanding Common Stock of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     On or about December 17, 1992, Penobscot-MB Partners (an affiliate of Acadia) ("Penobscot-MB") and IPC entered into a consulting agreement. Under this consulting agreement, IPC agreed to pay Penobscot-MB $400,000 per year and Penobscot-MB will provide to IPC certain general financial advisory and other consulting services customarily provided by merchant banks. In addition, IPC agreed to pay Penobscot-MB certain customary fees in connection with future acquisitions, divestitures, credit arrangements and corporate finance advice and to indemnify Penobscot-MB against certain liabilities in connection with its services to IPC. Upon consummation of the Offerings, the consulting agreement will be terminated and a one-time final termination fee of $500,000 will be paid to Penobscot-MB.


     On or about December 17, 1992, IPC, its subsidiaries and the Company entered into a tax sharing agreement pursuant to which IPC and its subsidiaries will pay to the Company their respective shares of the Company's consolidated tax liability.

     Mr. Bayly and IPC are parties to an Employment Agreement, which provides for, among other things, the employment of Mr. Bayly by IPC and a Stock Option Agreement pursuant to which, among other things, Mr. Bayly has the option to purchase certain shares of IPC's common stock. See "Executive Compensation -- Summary Compensation Table" and "Management -- Certain Employment Arrangements."

     Mr. Tannura and IPC are parties to an Employment Agreement, which provides for, among other things, the employment of Mr. Tannura by IPC and a Stock Option Agreement pursuant to which, among other things, Mr. Tannura has the option to purchase certain shares of IPC's common stock. See "Executive Compensation -- Summary Compensation Table" and "Management -- Certain Employment Arrangements."

     Pursuant to a consulting agreement, dated October 29, 1996, Nicolaus Paper Inc. ("Nicolaus") pays IPC a performance-based consulting fee in an annual amount between $250,000 and $500,000 for certain services rendered to Nicolaus by IPC. Certain executive officers and directors of the Company together with certain members of management of Oak Hill Partners, Inc. (Acadia's investment advisor) own all of the outstanding common stock of Nicolaus. It is also expected that IPC will purchase certain grades of paper from Nicolaus for use in IPC's paper converting operations at market prices.


     Concurrently with the consummation of the Offerings, pursuant to the Amended and Restated Stock and Stock Option Agreement among the Company and certain members of management, including Messrs. Bayly, Tannura, Ellsworth, Whitacre and Devine, all of the IPC Options will be exchanged for 2,114,133 shares of Common Stock and vested and earned options exercisable at any time on or prior to January 1, 2003 into an aggregate of 766,667 shares of the Company's Common Stock at the initial public offering price per share with respect to the Offerings. See "Executive Compensation -- Summary Compensation Table" (footnote
4) and "Principal and Selling Stockholders." In addition, management will have the right to have their shares of Common Stock registered by the Company in the event that Acadia's shares of Common Stock are registered under the Registration Rights Agreement. See "Shares Eligible For Future Sale -- Registration Rights." Also, pursuant to the Amended and Restated Stock and Stock Option Agreement, the Company is expected to agree to lend the management stockholders an amount equal to the aggregate tax liability, on a grossed-up basis, incurred by them upon their exchange of the IPC Options. Such loan will be non-recourse (other than to such shares) and will bear interest at the minimum permissible rate per annum allowable under the Code without imputation of income, payable in arrears on each December 31, commencing December 31, 1997, and is payable in full upon the earlier to occur of (i) the tenth anniversary of the date of the Offerings and
(ii) the termination of the management stockholder's employment with the Company for any reason, but in no event on or before the date such shares are registered pursuant to a registration statement that has been declared effective.

                          DESCRIPTION OF CAPITAL STOCK


     The following summaries of the Amended Certificate and Amended By-laws are intended to describe all relevant material provisions thereof; however, such summaries are qualified by reference to such Amended Certificate and Amended By-Laws, copies of which will be filed with the Commission.



     The Company's Board of Directors and stockholders have approved the Amended Certificate and a 9.65-for-1 stock split of the Common Stock. After giving effect thereto and the consummation of the Offerings, the authorized capital stock of the Company will consist of 45,000,000 shares of Common Stock, $.01 par value, of which 19,166,666 shares will be outstanding, and 5,000,000 shares of preferred stock, $.01 par value, of which no shares will be outstanding.


COMMON STOCK

     Following the Offerings, 19,166,666 shares of Common Stock will be outstanding, assuming an initial public offering price of $15.00 per share (the mid-point of the range for the estimated public offering price set forth on the cover page hereof). Certain officers of the Company will beneficially own 2,229,993 shares of such Common Stock and options exercisable into an aggregate of 766,667 shares of the Company's Common Stock and 2,000,000 shares of such Common Stock will have been reserved for issuance under the 1997 Stock Incentive Plan. As of, or promptly after, the closing of the Offerings, the Company expects that options to acquire approximately 500,000 shares of Common Stock will have been, or will be, issued under this Plan. See "Management -- 1997 Long-Term Stock Incentive Plan." All of the issued and outstanding shares of Common Stock are, and upon completion of the Offerings the shares of Common Stock offered hereby will be, fully paid and non-assessable. Holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders and have no preemptive or other rights to subscribe for additional securities of the Company. Each share of Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board of Directors out of assets legally available therefor. The 13 1/4% Discount Indenture restricts the Company's ability to pay cash dividends to holders of Common Stock, unless amended. See "Risk Factors -- Substantial Leverage," "Dividend Policy" and "Description of Certain Indebtedness -- 13 1/4% Discount Debentures." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to share equally and ratably in the distribution of all of the Company's assets remaining available for distribution after satisfaction of all its liabilities and the payment of the liquidation preference of any then outstanding preferred stock, if any. The Common Stock has been approved for listing on the NYSE under the symbol "IXX," subject to official notice of issuance.

PREFERRED STOCK

     The Amended Certificate will authorize the Board of Directors to issue preferred stock in classes or series and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The Company may then issue, without approval of the holders of Common Stock, preferred stock which has voting, dividend or liquidation rights superior to the Common Stock and which may adversely affect the rights of holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and could have the effect of delaying or preventing a change in control of the Company. The Company has no present plan to issue any shares of preferred stock.

CERTAIN CHARTER AND BY-LAW PROVISIONS

     As permitted by the Delaware GCL, the directors will be indemnified against certain expenses and liabilities incurred in their capacities as directors of the Company when acting in good faith and cannot be held personally liable for certain breaches of their fiduciary duty of care, as described below.

     The Amended Certificate will provide for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other classes continuing for the remainder of their respective terms.

     The Amended Certificate also will provide that directors may be removed from office only for cause and only by the affirmative vote of the holders of at least two-thirds of the total outstanding voting stock of the Company. Vacancies on the Board of Directors, including those resulting from an increase in the number of directors, may be filled only by the remaining directors, not by stockholders.


     Any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders and will not be permitted to be taken by written consent in lieu of a meeting (except that stockholders may take action by written consent in lieu of a meeting during the time period that the Stockholders Agreement remains in effect). The Amended Certificate and the Amended By-Laws also will provide that special meetings of stockholders may only be called by a majority of the Board of Directors of the Company. Except in the case of a Substantial Holder (as defined in the Amended By-Laws) calling a special meeting of the Board of Directors to increase the number of directors and to fill any vacancy created thereby or to fill any other vacancy, stockholders will not be permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders.


     Certain provisions contained in the Amended Certificate, including those relating to the size and classification of the Board of Directors, the removal of directors, the prohibition on action by written consent and the calling of special meetings, may only be amended by the affirmative vote of the holders of at least two-thirds of the total outstanding voting stock of the Company. In addition, the Amended Certificate will provide that the Amended By-Laws may only be amended by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the Company or by a vote of two-thirds of the members of the Board of Directors in office.


     The Amended Certificate and the Amended By-Laws will establish an advance notice procedure for nomination, other than by or at the direction of the Board of Directors or a Substantial Holder, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meeting must be received by the Company not less than 60 nor more than 90 days prior to the scheduled annual meeting, and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting.


     The foregoing provisions could have the effect of discouraging, delaying or making more difficult certain attempts to acquire the Company or to remove incumbent directors even if a majority of the Company's stockholders were to deem such an attempt to be in the best interests of the Company and its stockholders.

PERSONAL LIABILITY OF DIRECTORS


     The Delaware GCL authorizes a Delaware corporation to eliminate or limit the personal liability of a director to the corporation and its stockholders for monetary damages for breach of certain fiduciary duties as a director and, accordingly, the Company's Amended Certificate will include a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption is not permitted under the Delaware GCL. Pursuant to the Delaware GCL, directors of the Company are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action taken was in the best interest of the corporation), or for claims arising under the Federal securities laws. The foregoing provision of the Amended Certificate may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. In addition, the Amended Certificate will provide that such provision may only be amended by the affirmative vote of the holders of at least 80% of the outstanding voting stock of the Company.

CERTAIN STATUTORY PROVISIONS

     Section 203 of the Delaware GCL contains certain provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Board of Directors. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of shares. Set forth below is a description of the relevant provisions of Section 203 of the Delaware GCL. The description is intended as summary only and is qualified in its entirety by reference to Section 203 of the Delaware GCL.

     Section 203 of the Delaware GCL prohibits certain "business combination" transactions between a publicly held Delaware corporation, such as the Company after the Offerings, and any "interested stockholder" for a period of three years after the date on which such stockholder became an interested stockholder, unless (i) the board of directors approves, prior to such date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction in which the stockholder becoming an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans or (iii) on or subsequent to the consummation date, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its charter or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until 12 months after the date it is adopted. The Company has not elected to opt out of Section 203 of the Delaware GCL pursuant to its terms.

TRANSFER AGENT AND REGISTRAR

     The transfer agent, dividend paying agent and registrar for the Common Stock is First Chicago Trust Company of New York.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following summaries of the agreements governing the outstanding long-term indebtedness of the Company and its subsidiaries are intended to describe all relevant material provisions thereof; however, such summaries are qualified in their entirety by reference to the various agreements described herein, copies of which (except for the New Credit Facility) have been filed with the Commission. Capitalized terms used but not defined herein have the meanings ascribed to them in the applicable agreement.

THE NEW CREDIT FACILITY


     The New Credit Facility will provide for aggregate maximum borrowings by IPC of an aggregate principal amount originally of up to $475 million to be provided by the several banks thereunder, consisting of (i) term loans in an original aggregate amount of $300 million, consisting of a new Term A loan in an original principal amount of up to $150 million (the "Term A Loan") which provides that if IPC does not initially borrow the maximum amount available under Term A Loan, IPC may, until December 31, 1997, redeem the remainder of the 12 1/2% Subordinated Notes in order to borrow the remaining amount available under Term A Loan and a Term B loan in an original principal amount of up to $150 million (the "Term B Loan" and, collectively with the Term A Loan, the "New Term Loan Facility") which Term B Loan provides that if IPC does not initially borrow the maximum amount available under Term B Loan, additional approval will be required in order to borrow additional funds under Term B Loan; and (ii) a revolving credit facility (the "New Revolving Credit Facility") providing for borrowings by IPC of revolving loans of up to $175 million, up to $65 million of which may be in the form of letters of credit (the "New Revolving Loans"). The New Term Loan and the New Revolving Loans are collectively referred to herein as the "New Loans."



     A commitment fee of up to 0.375% per annum is payable on the committed but unused portions of the New Revolving Credit Facility. This percentage is initially set at 0.25% per annum and is subject to adjustment, based upon the ratio of the Company's Funded Debt to EBITDA (to be defined in the New Credit Facility). The interest rate of the New Loans can be, at the election of IPC, based upon LIBOR or the Adjusted Base Rate (to be defined in the New Credit Facility) and are, subject to certain performance pricing adjustments, based upon the ratio of the Company's Funded Debt to EBITDA. The Term A Loan and the New Revolving Loans that are LIBOR loans will bear interest at rates up to 1.625% per annum plus LIBOR. This rate is initially set at 1.375% per annum. The Term B Loans that are LIBOR loans will bear interest at rates up to 2.00% per annum plus LIBOR. This rate is initially set at 1.75% per annum. The New Revolving Loans and the Term A Loans that are Adjusted Base Rate loans will bear interest at rates up to 0.625% per annum plus the Base Rate. This rate is initially set at 0.375% per annum. The Term B Loans that are Adjusted Base Rate Loans will bear interest at rates up to 1.0% per annum plus the Base Rate. This rate is initially set at 0.75% per annum.



     The Term A Loan is expected to be required to be repaid in quarterly payments totalling $3.75 million in 1997, $16.25 million in 1998, $21.25 million in 1999, $25.0 million in 2000, $26.25 million in 2001, $31.25 million in 2002 and $26.25 million in 2003 assuming the full amount of the Term A Loan is borrowed, and the Term B Loan is expected to be required to be repaid in quarterly payments totalling $1.5 million per annum and four installments of $35.25 million on December 31, 2003, March 31, 2004, June 30, 2004 and September 30, 2004 assuming the full amount of the Term B Loan is borrowed. The New Revolving Credit Facility and the Term A Loan will terminate on or about September 30, 2003 and the Term B Loan will terminate on or about September 30, 2004, respectively. IPC may prepay the New Term Loan Facility in accordance with the terms of the New Credit Facility. Subject to the provisions of the New Credit Facility, IPC will be able to, from time to time, borrow, repay and reborrow under the New Revolving Credit Facility.



     All Net Cash Proceeds (to be defined in the New Credit Facility) from the sale of assets of IPC and its subsidiaries and 75% of Excess Cash Flow (to be defined in the New Credit Facility) (which percentage is subject to adjustment based upon the ratio of the Company's Funded Debt to EBITDA) must, with certain exceptions, be applied to repay the New Credit Facility. Any such mandatory prepayments of the New Credit Facility or the New Term Loan Facility is to be applied first to the New Term Loan Facility, if any, and second to the permanent reduction of the New Revolving Credit Facility. In addition, other than the initial public offering of capital stock, 50% of the net cash proceeds from the issuance of equity shall be applied to repay the New Credit Facility and 100% of the net cash proceeds of any debt issuance shall be applied to repay the New Credit Facility.



     The New Term Loan Facility and the other obligations under the New Credit Facility are expected to be guaranteed by the Company and IPC's domestic subsidiaries and are to be secured by (i) a pledge of the capital stock of IPC and each of IPC's domestic subsidiaries and a pledge of certain shares of stock of certain foreign subsidiaries; (ii) grants of security interests in substantially all of the assets of IPC and its domestic subsidiaries; and (iii) mortgages on the real property of IPC and its domestic subsidiaries. Certain obligations under certain interest rate hedging arrangements with respect to the New Term Loan Facility will be secured pari passu with the New Credit Facility and the other obligations under the New Credit Facility.



     The New Credit Facility is expected to contain restrictive covenants typical in facilities of its type, including, among others, the following: (i) delivery of financial statements and other reports; (ii) compliance certificates; (iii) notices of default, material litigation and material governmental and environmental proceedings; (iv) compliance with laws; (v) payment of taxes; (vi) maintenance of insurance; (vii) limitation on liens (to include standard exceptions and, subject to certain limitations, to permit a receivables securitization financing, if any; (viii) limitations on mergers, consolidations and sales of assets (with the asset sale restriction to include standard exceptions and, subject to certain limitations to permit the receivables securitization financing, if any; (ix) limitations on debt; (x) limitations on dividends and stock redemptions; (xi) limitations on investments; (xiii) certain ERISA covenants; (xiii) limitations on the use of proceeds and (xiv) restrictions on transactions with affiliates.



     In addition to the covenants described above, the New Credit Facility is expected to contain financial covenants with respect to, among others, (i) the ratio of EBITDA to cash Interest Expense (to be defined in the New Credit Facility); (ii) the ratio of EBITDA minus Capital Expenditures (to be defined in the New Credit Facility) to fixed charges (to be described in the New Credit Facility); (iii) the ratio of Funded Debt (to be defined in the New Credit Facility) to EBITDA; and (iv) the Company's Net Worth (to be defined in the New Credit Facility).


     The New Credit Facility is expected to provide for events of default typical in facilities of its type, including, among others, the following: (i) nonpayment of principal, interest, fees or other amounts; (ii) violation of covenants; (iii) inaccuracy of representations and warranties; (iv) cross-default of other indebtedness; (v) bankruptcy and other similar events;
(vi) material unsatisfied judgments; (vii) certain ERISA events; (viii) invalidity of any loan documents or security interests; and (ix) change in control (to be defined in the New Credit Facility).

THE 13 1/4% DISCOUNT DEBENTURES

     The Company has commenced a tender offer and consent solicitation to purchase all or a portion of the 13 1/4% Discount Debentures. See "The Refinancing."

     The 13 1/4% Discount Debentures are general unsecured obligations of the Company, limited to $160 million aggregate principal amount, and will mature on March 15, 2005. The 13 1/4% Discount Debentures were issued for aggregate consideration of $65 million and are subordinated in right of payment to all existing and future senior indebtedness of the Company, including, without limitation, all obligations of the Company under the Existing Credit Facility. The 13 1/4% Discount Debentures also are structurally subordinated to all indebtedness of IPC and its subsidiaries.

     Prior to March 15, 2000, interest is not payable in cash on the 13 1/4% Discount Debentures but continues to accrete. Interest on the 13 1/4% Discount Debentures will be payable in cash semi-annually on each March 15 and September 15, commencing September 15, 2000, to holders of record of the 13 1/4% Discount Debentures at the close of business on the March 1 and September 1 next preceding the interest payment date. Interest will accrue from the most recent interest payment date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from March 15, 2000. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     The 13 1/4% Discount Indenture provides that, upon occurrence of a change of control of the Company, the Company will make an offer to purchase all of the 13 1/4% Discount Debentures at 101% of the accreted value thereof.

     The 13 1/4% Discount Debentures are redeemable, in whole or in part, at the option of the Company, at any time, at the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption. The Offerings will not constitute a change of control under the 13 1/4% Discount Indenture.

     The 13 1/4% Discount Indenture restricts the ability of the Company and its subsidiaries to incur, issue, assume or guarantee indebtedness unless certain financial requirements are met. The Company and its subsidiaries are prohibited, with certain limited exceptions, from declaring or paying any dividends, purchasing, acquiring or redeeming for value any capital stock of the Company or any of its subsidiaries, making payments with respect to subordinated indebtedness, or making any other Restricted Payments unless (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment; (ii) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the issue date of the 13 1/4% Discount Debentures does not exceed the sum of (1) 50% of the Consolidated Net Income of the Company (or 100% of any loss) from January 1, 1993 through the most recent full fiscal quarter, taken as one accounting period, plus (2) 100% of the aggregate net cash proceeds from the issue or sale of equity securities of the Company, with certain exceptions, plus (3) $2.5 million; and (iii) at the time of and immediately after giving effect to such Restricted Payment, the Company would be entitled to incur additional indebtedness, subject to a minimum fixed coverage ratio. The Company is prohibited from creating any additional restrictions on the ability of the Company or any of its subsidiaries to pay dividends, make loans or transfer assets to the Company or any of its subsidiaries. The Company and its subsidiaries are also limited in their ability to engage in transactions with affiliates, create liens, incur senior indebtedness or engage in certain material acquisitions, sale and leaseback transactions or asset sales.

     The 13 1/4% Discount Indenture provides for customary events of default and provides that if an event of default (other than an event of default resulting from bankruptcy, insolvency or reorganization of the Company) occurs and continues, then either the trustee or the holders of not less than 25% in principal amount of the 13 1/4% Discount Debentures may declare the accreted value (if such event of default occurs on or prior to March 15, 2000) or the principal amount and accrued interest thereon, if any (if such event of default occurs after March 15, 2000) on all of the 13 1/4% Discount Debentures to be immediately due and payable.

OTHER INDEBTEDNESS

     Any 12 1/2% Subordinated Notes that are not repurchased pursuant to the Subordinated Note Offer may be redeemed by IPC on December 15, 1997. In addition, certain of the Company's subsidiaries have an aggregate of approximately $40.3 million principal amount of indebtedness (excluding indebtedness under the New Credit Facility) that will remain outstanding after the Offerings. Of this amount, $38.3 million in principal amount of such indebtedness relates to industrial development revenue bonds ("IRBs") secured by letters of credit under the Existing Credit Facility. Interest on the IRBs is exempt from federal income taxation, and a determination by the Internal Revenue Service that such exemption is no longer applicable would cause the mandatory redemption of the IRBs with resulting draws upon the letters of credit. The Company expects that the existing letters of credit (including those issued in connection with the IRBs) that were issued pursuant to the Existing Credit Facility will remain in place after the Offerings and will be included within the New Credit Facility. Certain of the IRBs are secured by certain real estate and other assets of the Company's subsidiaries.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offerings, 19,166,666 shares of Common Stock will be outstanding. Of such shares, the 8,400,000 shares sold in the Offerings and the shares sold directly by the Company will be freely tradeable by persons other than "affiliates" of the Company without restriction or registration under the Securities Act. The remaining outstanding shares of Common Stock were acquired by existing stockholders without registration under the Securities Act and are "restricted securities" for purposes of the Securities Act. Of such amount, Acadia, certain related investors and certain officers of the Company will beneficially own immediately following the Offerings 10,766,666 shares of Common Stock. Such shares may be sold in the future under Rule 144 which contains volume and manner of sales limitations. See "Principal and Selling Stockholders." In addition, certain officers of the Company will beneficially own options exercisable into 766,667 shares of the Common Stock.


     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) (including affiliates of the Company) who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 191,666 shares immediately after the Offerings); or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to the manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years and who is not an affiliate of the Company at any time during the 90 days immediately preceding the sale is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.

     Of the restricted securities outstanding following the Offerings, approximately 8,652,533 million shares will have been held for at least one year and will be eligible for resale subject to the volume and other limitations of Rule 144.

     Upon the consummation of the Offerings, the Company expects to file one or more Registration Statements on Form S-8 to register the shares covered by such officers' stock options as well as the shares of Common Stock covered by the 1997 Stock Incentive Plan under the Securities Act.

     Sales of substantial amounts of Common Stock in the public market following the Offerings, or the possibility that such sales may occur, may adversely affect the prevailing market price of the Common Stock. Also, prior to the Offerings, there has been no public trading market for the Common Stock and no predictions can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sales will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public markets could adversely affect prevailing market prices.

REGISTRATION RIGHTS

     Pursuant to a Registration Rights Agreement to be entered into by and among the Company, Acadia and the other stockholders listed therein, Acadia and/or holders owning at least 5.0% of the outstanding shares of Common Stock will have certain shelf, demand and piggyback registration rights. The Registration Rights Agreement will provide such stockholders with the right to request one or more "shelf" registrations (each, a "Shelf Registration") at any time after the Company is required to file periodic reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Registration Rights Agreement also will provide that at any time when a Shelf Registration is not in effect or not available for use by the holders of Common Stock, Acadia and/or the holders of at least 5.0% of the outstanding shares of Common Stock of the Company have the right to make up to three requests (in the aggregate) for an underwritten offering registered under the Securities Act (a "Demand Registration") of all or part of such stockholders' Common Stock subject to the Registration Rights Agreement. In the event that a Demand Registration is not declared effective within 120 days after a request is delivered, stockholders then acquire the right to request one additional Demand Registration. The Company may delay a Demand Registration otherwise required to be prepared and filed under the Registration Rights Agreement for up to 180 days under certain circumstances if such registration would, in the opinion of the Board of Directors, interfere with any material acquisition or financing transaction then being pursued by the Company. This right to delay registration may not be used more than once in any twelve-month period.

     In addition, in connection with any registration by the Company of its Common Stock, the Company is required to notify the stockholders subject to the Registration Rights Agreement of such registration and include in such registration all registrable Common Stock with respect to which the Company has received written requests for inclusion therein unless the underwriters determine that the number of shares requested to be included in such registration will have a material adverse effect on such registration, in which case only shares which may be sold without any such material adverse effect will be included, on a pro-rata basis. Under the Registration Rights Agreement, the Company is required to bear all costs and expenses of each such registration (other than the underwriters' commissions or discounts which are to be borne by the sellers), and the stockholders and the Company have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Management also has the right to have their shares of Common Stock registered by the Company (on the same terms and conditions as Acadia) in the event Acadia's shares of Common Stock are registered under the Registration Rights Agreement. See "Certain Relationships and Related Transactions -- Transactions with Management."

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership, and disposition of Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States Federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source; or a "United States Trust." A United States Trust is (a) for taxable years beginning after December 31, 1996, or if the trustee of a trust elects to apply the following definition to an earlier taxable year, any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and
(ii) one or more United States trustees have the authority to control all substantial decisions of the trust, and (b) for all other taxable years, any trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding, and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

DIVIDENDS

     Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder (or if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such Non-United States Holder), in which case the dividend will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally. In the case of a Non-United States Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits). Non-United States Holders should consult any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

GAIN ON DISPOSITION

     A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder or, if tax treaties apply, is attributable to a United States permanent establishment maintained by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of disposition or either such individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by such individual in the United States,
(iii) the Company is or has been a "United States real property holding corporation" for United States Federal income tax purposes (which the Company does not believe that it is or likely to become) and the Non-United States Holder holds or has held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock or (iv) the Non-United States Holder is subject to tax pursuant to the Internal Revenue Code of 1986, as amended, provisions applicable to certain United States expatriates. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders, under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult any applicable treaties that may provide for different rules.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

     Under the temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax at a rate of 31% will generally apply to dividends paid on the Common Stock to a Non-United States Holder and to payments by a United States office of a broker of the proceeds of a sale of Common Stock to a Non-United States Holder unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

     These information reporting and backup withholding rules are under review by the United States Treasury, and their application to the Common Stock could be changed by future regulations. On April 22, 1996, proposed Treasury Regulations were published in the Federal Register concerning the withholding of tax and reporting for certain amounts paid to nonresident individuals and foreign corporations. The proposed Treasury Regulations, if adopted in their present form, would be effective for payments made after December 31, 1997. Prospective investors should consult their tax advisors concerning the potential adoption of such proposed Treasury Regulations and the potential effect on their ownership of Common Stock.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Lehman Brothers Inc. and Salomon Brothers Inc are acting as representatives (the "U.S. Representatives") of each of the Underwriters named below (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Stockholder and the U.S. Underwriters, and concurrently with the sale of 1,680,000 shares of Common Stock to the International Managers (as defined below), the Company has agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

                                                                NUMBER OF
                      U.S. UNDERWRITER                           SHARES
                      ----------------                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated
Lehman Brothers Inc.
Salomon Brothers Inc

                                                                ---------
             Total..........................................    6,720,000
                                                                =========


     The Company and the Selling Stockholder have also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International, Lehman Brothers International (Europe) and Salomon Brothers International Limited are acting as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 6,720,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company has agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Company, an aggregate of
1,680,000 shares of Common Stock. The Company is selling           shares
directly to employees of the Company and certain other individuals. The initial offering price per share and the total underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.


     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.


     The U.S. Representatives have advised the Company and the Selling Stockholder that the U.S. Underwriters proposed initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of $      per share of Common Stock. The U.S.
Underwriters and the International Managers will not receive the selling
concession portion of the underwriting discount ($     per share) on the shares
sold directly by the Company. The U.S. Underwriters may allow, and such dealers
may reallow, a discount not in excess of $      per share of Common Stock on
sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


     The Company has granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 1,008,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company also has granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 252,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The Company, its executive officers and directors and all existing stockholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing except for the registration under the Securities Act of the Shares issuable under the 1997 Stock Incentive Plan and issuable under the option agreements of certain officers of the Company that may be registered on Form S-8 or any such successor form or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price has been determined through negotiations among the Company, the Selling Stockholder, the U.S. Representatives and the Lead Managers. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, were price-earnings ratios of publicly traded companies that the U.S. Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "IXX," subject to official notice of issuance. In order to meet the requirements for listing of the Common Stock on that exchange, the U.S. Underwriters and the International Managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     Because affiliates of Lehman Brothers Inc. beneficially own in excess of 10% of the capital stock of the Company, the underwriting arrangements for the Offering must comply with the requirements of Rule 2720 of the National Association of Securities Dealers, Inc. (the "NASD"). This Offering is being conducted in accordance with Rule 2720, which provides that, among other things, when an NASD member participates in the underwriting of an affiliate's equity securities, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter." Accordingly, Merrill Lynch is acting as a qualified independent underwriter for purposes of determining the price of the Common Stock offered hereby and has conducted due diligence investigations and has reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The price at which the Common Stock is being sold to the public is no higher than the price recommended by Merrill Lynch.

     The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     The Company and the Selling Stockholder have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the Securities Act.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S.
Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Offerings will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois and certain legal matters will be passed upon for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Act with respect to the shares of Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, copies of which may be obtained upon payment of the fees prescribed by the Commission or examined without charge at (i) the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and
(ii) the Commission's regional offices located at Northwest Atrium Center, 500
W. Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Such reports and other information may also be accessed through the Commission's electronic data gathering, analysis and retrieval system via electronic means, including the Commission's web site on the Internet (http://www.sec.gov). Statements contained in this Prospectus as to the contents of any contract or other document are intended to discuss all relevant material provisions thereof; however, in each instance where such contract or other document is an exhibit to the Registration Statement, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference.

     The Company is not currently subject to the informational requirements of the Exchange Act because prior to the Offerings the Company was not required to register under Section 12(g) of the Exchange Act and did not have securities registered on a national securities exchange under Section 12(b) of the Exchange Act. However, since March 1993, the Company has agreed to voluntarily comply with such informational requirements under the terms of the 13 1/4% Discount Indenture. As a result of the Offerings, the Company will become subject to the informational requirements of the Exchange Act, and in accordance therewith will be required to file reports and other information with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

IVEX PACKAGING CORPORATION:

                                                              PAGE
                                                              ----
Audited Financial Statements:
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheets at December 31, 1995 and
     1996...................................................   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1994,
     1995 and 1996..........................................   F-4
  Consolidated Statements of Changes in Stockholders'
     Deficit for the years ended December 31, 1994, 1995 and
     1996...................................................   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994,
     1995 and 1996..........................................   F-6
  Notes to Consolidated Financial Statements................   F-7
Unaudited Interim Financial Statements:
  Consolidated Balance Sheets at December 31, 1996 and June
     30, 1997...............................................  F-17
  Consolidated Statements of Operations for the six months
     ended June 30, 1996 and 1997...........................  F-18
  Consolidated Statements of Changes in Stockholders'
     Deficit for the year ended December 31, 1996 and the
     six months ended June 30, 1997.........................  F-19
  Consolidated Statements of Cash Flows for the six months
     ended June 30, 1996 and 1997...........................  F-20
  Notes to Consolidated Financial Statements................  F-21

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Ivex Packaging Corporation:

     In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, of changes in stockholders' deficit, and of cash flows present fairly, in all material respects, the financial position of Ivex Packaging Corporation ("the Company") and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Chicago, Illinois
January 21, 1997, except as to Notes 5 and 14, which are as of March 24, 1997

                           IVEX PACKAGING CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1995        1996
                                                                ----        ----
ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   4,830   $   2,822
  Accounts receivable trade, net of allowance...............     46,077      51,638
  Inventories...............................................     44,050      49,023
  Prepaid expenses and other................................      5,417       5,395
                                                              ---------   ---------
       Total current assets.................................    100,374     108,878
                                                              ---------   ---------
Property, Plant and Equipment:
  Buildings and improvements................................     47,108      49,038
  Machinery and equipment...................................    208,820     231,526
  Construction in progress..................................      4,159       8,069
                                                              ---------   ---------
                                                                260,087     288,633
  Less -- Accumulated depreciation..........................   (102,098)   (123,957)
                                                              ---------   ---------
                                                                157,989     164,676
  Land......................................................      7,504       8,304
                                                              ---------   ---------
       Total property, plant and equipment..................    165,493     172,980
                                                              ---------   ---------
Other assets:
  Goodwill, net of accumulated amortization.................     13,938      20,506
  Miscellaneous.............................................     15,106      13,537
                                                              ---------   ---------
       Total other assets...................................     29,044      34,043
                                                              ---------   ---------
Total Assets................................................  $ 294,911   $ 315,901
                                                              =========   =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Current installments of long-term debt....................  $   5,128   $   5,921
  Accounts payable..........................................     31,934      36,748
  Accrued salary and wages..................................      7,781       8,603
  Self insurance reserves...................................      6,339       7,453
  Accrued rebates and discounts.............................      2,817       3,824
  Accrued interest..........................................      1,747       1,680
  Other accrued expenses....................................      6,538      12,110
                                                              ---------   ---------
       Total current liabilities............................     62,284      76,339
                                                              ---------   ---------
Long-Term Debt..............................................    353,717     352,893
                                                              ---------   ---------
Other Long-Term Liabilities.................................      6,472       5,243
                                                              ---------   ---------
Deferred Income Taxes.......................................      8,770       8,770
                                                              ---------   ---------
Commitments.................................................
                                                              ---------   ---------
Stockholders' Deficit:
  Ivex Packaging Corporation common stock, $.01 par
     value -- 2,000,000 shares authorized; 1,072,246 shares
     issued and outstanding.................................         11          11
  Paid in capital in excess of par value....................    177,375     177,375
  Accumulated deficit.......................................   (312,234)   (303,566)
  Foreign currency translation adjustment...................     (1,484)     (1,164)
                                                              ---------   ---------
       Total stockholders' deficit..........................   (136,332)   (127,344)
                                                              ---------   ---------
Total Liabilities and Stockholders' Deficit.................  $ 294,911   $ 315,901
                                                              =========   =========

         The accompanying notes are an integral part of this statement.

                           IVEX PACKAGING CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    YEAR ENDED DECEMBER 31,
                                                             --------------------------------------
                                                                1994          1995          1996
                                                                ----          ----          ----
Gross sales..............................................    $  418,502    $  483,689    $  485,039
Freight out..............................................        15,875        16,001        16,229
Discounts and returns....................................        11,652        16,119        17,003
                                                             ----------    ----------    ----------
Net sales................................................       390,975       451,569       451,807
Cost of goods sold.......................................       316,704       366,409       351,424
                                                             ----------    ----------    ----------
Gross profit.............................................        74,271        85,160       100,383
                                                             ----------    ----------    ----------
Operating expenses:
  Selling................................................        18,166        18,027        20,306
  Administrative.........................................        23,496        24,540        27,156
  Amortization of intangibles............................         1,140         1,904           621
  Write-off of goodwill..................................                      13,471
  Special charges........................................                       4,960
                                                             ----------    ----------    ----------
       Total operating expenses..........................        42,802        62,902        48,083
                                                             ----------    ----------    ----------
Income from operations...................................        31,469        22,258        52,300
Interest expense.........................................        39,820        43,270        42,732
                                                             ----------    ----------    ----------
Income (loss) before income taxes and extraordinary
  item...................................................        (8,351)      (21,012)        9,568
Income tax provision.....................................          (942)       (1,113)         (900)
                                                             ----------    ----------    ----------
Income (loss) before extraordinary item..................        (9,293)      (22,125)        8,668
Extraordinary loss.......................................                      (2,359)
                                                             ----------    ----------    ----------
Net income (loss)........................................    $   (9,293)   $  (24,484)   $    8,668
                                                             ==========    ==========    ==========
Earnings (loss) per share:
  Income (loss) before extraordinary item................    $    (8.67)   $   (20.63)   $     8.08
  Extraordinary loss.....................................                       (2.20)
                                                             ----------    ----------    ----------
  Net income (loss)......................................    $    (8.67)   $   (22.83)   $     8.08
                                                             ==========    ==========    ==========
Average shares outstanding...............................     1,072,246     1,072,246     1,072,246
                                                             ==========    ==========    ==========

         The accompanying notes are an integral part of this statement.

                           IVEX PACKAGING CORPORATION

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                 IVEX PACKAGING
                                  CORPORATION         PAID IN                      FOREIGN
                                  COMMON STOCK        CAPITAL                     CURRENCY
                               ------------------   IN EXCESS OF   ACCUMULATED   TRANSLATION   STOCKHOLDERS'
                                SHARES     AMOUNT    PAR VALUE       DEFICIT     ADJUSTMENT       DEFICIT
                                ------     ------   ------------   -----------   -----------   -------------
Balance at December 31,
  1993.......................  1,072,246    $11       $177,375      $(278,457)     $  (508)      $(101,579)
  Foreign currency
     translation
     adjustment..............                                                         (394)           (394)
  Net loss...................                                          (9,293)                      (9,293)
                               ---------    ---       --------      ---------      -------       ---------
Balance at December 31,
  1994.......................  1,072,246     11        177,375       (287,750)        (902)       (111,266)
  Foreign currency
     translation
     adjustment..............                                                         (582)           (582)
  Net loss...................                                         (24,484)                     (24,484)
                               ---------    ---       --------      ---------      -------       ---------
Balance at December 31,
  1995.......................  1,072,246     11        177,375       (312,234)      (1,484)       (136,332)
  Foreign currency
     translation
     adjustment..............                                                          320             320
  Net income.................                                           8,668                        8,668
                               ---------    ---       --------      ---------      -------       ---------
Balance at December 31,
  1996.......................  1,072,246    $11       $177,375      $(303,566)     $(1,164)      $(127,344)
                               =========    ===       ========      =========      =======       =========

         The accompanying notes are an integral part of this statement.

                           IVEX PACKAGING CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1994        1995        1996
                                                                  ----        ----        ----
Cash flows from operating activities:
  Net income (loss).........................................    $ (9,293)   $(24,484)   $  8,668
  Adjustments to reconcile net income (loss) to net cash
    from operating activities:
      Depreciation of properties............................      21,049      20,496      22,103
      Amortization of intangibles and debt issue costs......       3,058      19,689       2,028
      Deferred income taxes.................................        (106)
      Write-down of property, plant and equipment, net......                     760
      Non-cash interest.....................................       9,916      11,232      12,801
                                                                --------    --------    --------
                                                                  24,624      27,693      45,600
    Change in operating assets and liabilities:
      Accounts receivable...................................      (9,461)       (550)        528
      Inventories...........................................     (10,871)      4,371        (743)
      Prepaid expenses and other............................        (719)       (930)        621
      Accounts payable......................................      10,322      (8,486)      1,516
      Accrued expenses and other liabilities................       1,752         648       1,680
                                                                --------    --------    --------
         Net cash from operating activities.................      15,647      22,746      49,202
                                                                --------    --------    --------
Cash flows from financing activities:
  Proceeds from senior credit facilities....................                  60,000
  Payment of senior credit facilities.......................      (5,342)    (59,870)     (5,000)
  Proceeds from revolving credit facility...................                   8,500
  Payment of revolving credit facility......................                              (8,500)
  Payment of debt issue costs...............................        (569)     (2,779)       (296)
  Other, net................................................        (191)       (185)        722
                                                                --------    --------    --------
         Net cash from (used by) financing activities.......      (6,102)      5,666     (13,074)
                                                                --------    --------    --------
Cash flows from investing activities:
  Purchase of property, plant and equipment.................     (16,769)    (19,385)    (17,633)
  Proceeds from the sale of real estate.....................       1,305       1,034
  Acquisition of CFI Industries, Inc., net of cash
    acquired................................................                             (17,262)
  Acquisition of the net assets of Trio Products............                              (3,524)
  Acquisition of the net assets of Packaging Products,
    Inc.....................................................                 (11,735)
  Other, net................................................       2,407         215         283
                                                                --------    --------    --------
         Net cash used by investing activities..............     (13,057)    (29,871)    (38,136)
                                                                --------    --------    --------
Net decrease in cash and cash equivalents...................      (3,512)     (1,459)     (2,008)
Cash and cash equivalents at beginning of year..............       9,801       6,289       4,830
                                                                --------    --------    --------
Cash and cash equivalents at end of year....................    $  6,289    $  4,830    $  2,822
                                                                ========    ========    ========
Supplemental cash flow disclosures:
  Cash paid during the year for:
    Interest................................................    $ 27,740    $ 30,004    $ 28,592
    Income taxes............................................         935       1,052       1,199
Supplemental schedule of non-cash investing and financing
  activities:
    Issuance of non-current note for accounts receivable....       2,000       1,000
    The Company purchased all of the capital stock of CFI
      Industries, Inc. In conjunction with the acquisition,
      liabilities were assumed as follows:
      Fair value of assets acquired.........................                            $ 27,127
      Cash paid for the capital stock.......................                             (18,423)
                                                                                        --------
      Liabilities assumed...................................                            $  8,704
                                                                                        ========

         The accompanying notes are an integral part of this statement.

                           IVEX PACKAGING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 -- ORGANIZATION:

     Ivex Packaging Corporation (the "Company") owns 100% of the common stock of IPC, Inc. ("IPC"). The Company is a holding company with no operations of its own and is dependent on the operating cash flow of IPC and IPC's subsidiaries in order to pay principal and interest on its debt; however, IPC has no contractual obligations to distribute any such cash flow to the Company.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Nature of operations

     The Company's subsidiary, IPC, engages in the business of manufacturing plastic and paper packaging products for different end-use packaging applications principally with customers in North America. These applications include: (i) the integrated production and conversion of oriented polystyrene sheet and other plastic sheet into thermoformed packaging products and the sale of such sheet to other packaging thermoformers; (ii) the manufacture and sale of coated and laminated unbleached kraft paper and plastic materials and single face corrugated products as protective materials in the packaging of industrial products; and (iii) the manufacture and sale of unbleached kraft paper and various lightweight specialty grades of paper for industrial and food service packaging applications. Accordingly, the accompanying financial data are reported as a single segment.

  Principles of consolidation

     All the accounts of the wholly-owned subsidiaries of the Company have been consolidated. All significant intercompany transactions and accounts have been eliminated.

  Revenue recognition

     The Company recognizes revenue upon shipment of products.

  Cash and cash equivalents

     The Company considers all short-term deposits with initial maturities of three months or less to be cash equivalents.

  Accounts receivable

     Accounts receivable at December 31, 1995 and 1996 consist of the following:

                                                                1995       1996
                                                                ----       ----
Accounts receivable........................................    $48,089    $53,718
Less -- Allowance for doubtful accounts....................     (2,012)    (2,080)
                                                               -------    -------
                                                               $46,077    $51,638
                                                               =======    =======

     Accounts receivable from sales to customers are unsecured.

                           IVEX PACKAGING CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Inventories

     Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method to determine the cost of raw materials and finished goods.

     Inventories at December 31, 1995 and 1996 consist of the following:

                                                                1995       1996
                                                                ----       ----
Raw materials..............................................    $24,148    $26,483
Finished goods.............................................     19,902     22,540
                                                               -------    -------
                                                               $44,050    $49,023
                                                               =======    =======

  Property, plant and equipment

     Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred; major improvements are capitalized.

     During the first quarter of 1995, IPC revised the estimated remaining useful lives of certain machinery and equipment to more closely reflect expected remaining lives. The effect of this change in accounting estimate resulted in a decrease in IPC's annual depreciation of $1,800 in 1995 and in each year thereafter until the assets are fully depreciated.

  Income taxes

     The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates.

  Employee benefit plans

     IPC and its subsidiaries have defined contribution and defined benefit plans covering substantially all employees. IPC's contributions to the defined contribution plans are determined by matching employee contributions and by discretionary contributions. Defined benefit plan contributions are determined by independent actuaries and are generally funded in the minimum amount required by the Internal Revenue Service in a given year.

     IPC provides limited post retirement benefits to a select group of employees. The current period cost and reserves related to these benefits are not material.

  Goodwill and other long-lived assets

     Goodwill represents the excess purchase price over fair value of net assets acquired and is being amortized using the straight-line method over a forty year period. Accumulated amortization was $18,315 and $18,781 as of December 31, 1995 and 1996, respectively.

     During 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset an impairment loss

                           IVEX PACKAGING CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

is recognized. Otherwise, an impairment loss is not recognized. The effect of adopting this new accounting standard did not have an impact on the financial position of the Company. Prior to 1996, an impairment was recognized if it was probable that the present value of expected future cash flows (discounted and with interest charges) was less than the carrying amounts of goodwill and other long-lived assets.

  Earnings (loss) per share

     Earnings (loss) per share is computed by dividing earnings (loss) by the weighted average number of shares outstanding during each year. Common stock equivalent shares, issuable upon exercise of outstanding stock options, are included in these calculations when they would have a dilutive effect on the per share amounts.

  Foreign currency translation

     The financial statements of the Company's foreign subsidiaries are maintained in local currency which is the functional currency. The balance sheets of these subsidiaries are translated at exchange rates in effect at the balance sheet date and the related statements of operations are translated at weighted average rates of exchange for the year. Translation adjustments resulting from this process are reflected as a separate component of stockholders' deficit. Gains and losses resulting from foreign exchange transactions are recorded in the results from operations. Such amounts were not significant in 1994, 1995 and 1996.

  Fair value of financial instruments


     At December 31, 1996, the effective yield of the Company's 13 1/4% Senior Discount Debentures due 2005 (the "13 1/4% Discount Debentures") was 10.7% (approximate market price of 79). At December 31, 1996, the effective yield of IPC's 12 1/2% Subordinated Notes due December 15, 2002 (the "12 1/2% Subordinated Notes") was 9.3% (approximate market price of 109). The carrying amount of IPC's other financial instruments approximates their estimated fair value based on market prices for the same or similar type of financial instruments.


  Reclassifications

     Certain amounts in the consolidated balance sheets for 1995 have been reclassified to conform to the 1996 presentation.

NOTE 3 -- GOODWILL:

     During 1995, a portion of the Industrial Packaging businesses (such portion having been acquired primarily in the 1989 acquisition of L&CP Corporation) had experienced less sales volume growth and lower profitability than anticipated. As a consequence, and in response to dynamic market conditions, during the second quarter of 1995 the Company realigned the management of these businesses based on three distinct operating units -- masking, graphics and other protective products.

     Consistent with its accounting policy for goodwill and long-lived assets at that time, the Company made a reassessment of its remaining goodwill, all of which pertained to the above operating units, during the second quarter of 1995 and revised its projections to more accurately reflect expected future results. The Company segregated the assets and cash flows of these three operating units to the lowest level for which cash flows are identifiable and independent of one another at that time. In order to evaluate its goodwill impairment, the Company projected the cash flows allocable to these businesses over the estimated remaining goodwill amortization periods of approximately 34 years. The Company then discounted such cash flows at a rate of 16 1/2% which it believed was commensurate with the risk involved. The Company selected a pre-tax weighted average cost of capital (reflective of comparable companies within its industry) for purposes of discounting its

                           IVEX PACKAGING CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

cash flows. The discounted cash flows of each business were then compared to the sum of the business groups' working capital and net book value of fixed assets. Impairment of goodwill was then measured by comparing the remaining discounted cash flow to the net book value of the business groups' goodwill. Upon comparison, the discounted cash flows for the graphics and other protective products businesses were insufficient to recover each of such businesses' goodwill. Accordingly, the Company recorded an impairment of $13,471 during the second quarter of 1995.

     The 1995 revised projections for this portion of the Company's business were extrapolated from market conditions and competitive pressures existing at that time and were based upon, among other things, the assumptions that growth of operating income before depreciation and amortization would range from 2-6% per year through 1999, from 1-3% per year from 2000-2010 and 0% per year from 2011-2029. The growth assumptions for the graphics and other protective products businesses were lower than the masking business. The projections assumed that capital expenditures would generally be consistent with depreciation over the long term. The Company believes that its revised projections based on the June 1995 existing historic financial trends and market conditions were its best estimate at that time of its future performance and that the Company's performance at such projected levels will not substantially detract from the Company's future earnings. However, there can be no assurances that such estimates will be indicative of future results, which ultimately may be less than or greater than these estimates.

NOTE 4 -- MISCELLANEOUS OTHER ASSETS:

     Miscellaneous other assets at December 31, 1995 and 1996 consist of the following:

                                                                1995       1996
                                                                ----       ----
Deferred financing costs...................................    $13,121    $13,416
Less -- Accumulated amortization...........................     (2,966)    (4,370)
                                                               -------    -------
                                                                10,155      9,046
Other......................................................      4,951      4,491
                                                               -------    -------
                                                               $15,106    $13,537
                                                               =======    =======

     Deferred financing costs are being amortized over the term of the related debt. During 1995, IPC recorded a write-off of a non-compete agreement with a net book value of $1,139.

NOTE 5 -- LONG-TERM DEBT:

     Long-term debt comprised the following at December 31, 1995 and 1996:

                                                               1995        1996
                                                               ----        ----
Senior credit facility (A)...............................    $ 68,500    $ 55,000
Industrial revenue bonds (B).............................      38,293      38,293
12 1/2% Subordinated Notes, net of discount (C)..........     157,229     157,340
13 1/4% Discount Debentures, net of discount (D).........      93,338     106,139
Other....................................................       1,485       2,042
                                                             --------    --------
     Total debt outstanding..............................     358,845     358,814
Less -- Current installments of long-term debt...........      (5,128)     (5,921)
                                                             --------    --------
     Long-term debt......................................    $353,717    $352,893
                                                             ========    ========

     A. Senior Credit Facility -- IPC's senior credit facility (the "Existing Credit Facility") is comprised of $55,000 in term loans, a $45,000 letter of credit facility and a $55,000 revolving credit facility of which

                           IVEX PACKAGING CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

approximately $52,798 was available at December 31, 1996. On March 24, 1997, IPC amended the Existing Credit Facility to, among other things, increase the revolving credit facility to $105,000. The term loans require quarterly payments of $1,250 from March 31, 1997 through September 30, 1997; $1,875 from December 31, 1997 through September 30, 1998; $3,000 from December 31, 1998 through September 30, 1999; $3,500 from December 31, 1999 through September 30, 2000; $4,125 from December 31, 2000 through June 30, 2001; and $5,375 on September 30, 2001. At the option of IPC, the term loans and borrowings on the revolving credit facility bear interest at the LIBOR reserve adjusted rate, as defined, plus 2.25% or the prime rate plus 1.0%. Such rates are subject to change based on IPC's ability to achieve certain financial ratios as defined in the Existing Credit Facility. The Company's actual interest rate on the term loans and the revolving credit facility at December 31, 1996 was the LIBOR reserve adjusted rate, as defined, plus 1.75% or prime rate plus 0.75%. IPC pays a fee of 0.5% on the unused portion of the revolving credit facility. The effective interest rate per annum under the Existing Credit Facility was 7.67% during 1996. Borrowings are secured by substantially all the assets of IPC and its subsidiaries and the stock of IPC and IPC's subsidiaries. Under the Existing Credit Facility, IPC is required to maintain certain financial ratios and levels of net worth while future indebtedness and dividends are restricted.

     Beginning January 6, 1996, IPC entered into interest rate swap agreements for the term loans for notional amounts totaling $60,000 through January 19, 1999. Such agreements effectively fix IPC's LIBOR base rate at 5.33% and income or expense related to settlements under the swap agreements are recorded as adjustments to interest expense in IPC's financial statements.

     B. Industrial Revenue Bonds -- Industrial Revenue Bonds requiring monthly interest payments with average effective rates during 1995 and 1996 of 6.2% and 5.8%, respectively, are due in varying amounts and dates through 2009 and are secured by certain assets of IPC. IPC's letter of credit facility provides credit enhancement for the Industrial Revenue Bonds.

     C. 12 1/2% Subordinated Notes -- On December 17, 1992, IPC issued $158,000 of 12 1/2% Senior Subordinated Notes due December 15, 2002 (the "12 1/2% Subordinated Notes"). The 12 1/2% Subordinated Notes require semi-annual interest payments on June 15 and December 15 and are subordinated in right of payment to all existing and future senior indebtedness of IPC. The 12 1/2% Subordinated Notes are redeemable at the option of IPC, in whole or in part, on or after December 15, 1997 at the following redemption prices (expressed in percentages of the principal amount thereof), plus accrued interest to the date of redemption.

     If redeemed during the twelve-month period beginning December 15,

                            YEAR                                PERCENTAGE
                            ----                                ----------
1997........................................................     106.250%
1998........................................................     103.125%
1999 and thereafter.........................................     100.000%

     Each holder of the 12 1/2% Subordinated Notes may require IPC to repurchase such holders' 12 1/2% Subordinated Notes in the event of a change of control at 101% of principal amount thereof, plus accrued interest to the date of repurchase. The indenture under which the 12 1/2% Subordinated Notes are issued contains certain covenants that, among other things, will limit the ability of IPC to incur additional indebtedness, pay dividends or repurchase stock.

     D. 13 1/4% Discount Debentures -- On March 8, 1993, the Company issued $160,000 of 13 1/4% Series A Senior Discount Debentures due 2005 (the "13 1/4% Discount Debentures") for an aggregate consideration of approximately $65,000 (the "1993 13 1/4% Discount Debenture Offering"). Commencing on September 15, 2000, cash interest on the 13 1/4% Discount Debentures will be payable semi-annually, and on March 15, 2005, the 13 1/4% Discount Debentures will mature and the aggregate principal amount then outstanding will become

                           IVEX PACKAGING CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

due and payable. The Company is dependent on the cash flow of IPC and IPC's subsidiaries in order to meet its debt service obligations. Significant contractual and other restrictions exist on the payment of dividends and the making of loans by IPC to the Company. In addition, as a result of a goodwill write-off in 1993, IPC's ability to make distributions to the Company under the indenture relating to IPC's 12 1/2% Subordinated Notes has been impaired and such indenture will require modification before any such distributions to the Company can be made. Consequently, all or a portion of the 13 1/4% Discount Debentures may require refinancing prior to the maturity thereof. During the period prior to September 15, 2000, the Company does not expect to have significant cash requirements.

     Long-term debt principal maturities are as follows:

1997........................................................    $  5,921
1998........................................................      10,267
1999........................................................      15,148
2000........................................................      17,279
2001........................................................      16,115
Thereafter..................................................     347,945
                                                                --------
                                                                 412,675
Discount on 13 1/4% Discount Debentures.....................     (53,861)
                                                                --------
                                                                $358,814
                                                                ========

NOTE 6 -- INCOME TAXES:

     The components of the income tax provision shown in the statement of operations are as follows:

                                                        1994      1995       1996
                                                        ----      ----       ----
Current provision:
  Federal...........................................    $(106)   $  (142)   $  (415)
  State.............................................     (942)      (971)      (485)
Deferred (provision) benefit:
  Federal...........................................      106                (9,029)
Benefit of net operating loss carryovers............                          9,029
                                                        -----    -------    -------
                                                        $(942)   $(1,113)   $  (900)
                                                        =====    =======    =======

     The provision recognized for income taxes differs from the amount determined by applying the U.S. federal income tax rate of 35% due to the following:

                                                       1994        1995       1996
                                                       ----        ----       ----
Income (loss) before income taxes.................    $(8,351)   $(21,012)   $ 9,568
                                                      =======    ========    =======
Computed expected (provision) benefit at the
  statutory rate..................................    $ 2,923    $  7,354    $(3,349)
Adjustments to the computed expected (provision)
  benefit resulting from:
  Amortization of goodwill........................       (214)     (4,862)       (77)
  Net operating loss carryover adjustments........     (3,108)     (2,701)     3,077
  State income taxes, net.........................       (608)       (610)      (417)
  Other, net......................................         65        (294)      (134)
                                                      -------    --------    -------
                                                      $  (942)   $ (1,113)   $  (900)
                                                      =======    ========    =======

                           IVEX PACKAGING CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Deferred tax liabilities (assets) are comprised of the following:

                                                             1995       1996
                                                             ----       ----
Depreciation.............................................  $ 33,581   $ 33,449
Basis differences of acquired assets.....................     4,737      3,969
                                                           --------   --------
Deferred tax liabilities.................................    38,318     37,418
                                                           --------   --------
Environmental reserves...................................      (478)      (330)
Non-compete agreements...................................      (963)      (613)
Self insurance reserves..................................    (1,731)    (1,979)
Original issue discount accretion........................    (9,921)   (14,394)
Other....................................................    (2,709)    (2,727)
Net operating loss carryover.............................   (37,646)   (26,795)
                                                           --------   --------
Deferred tax assets......................................   (53,448)   (46,838)
                                                           --------   --------
Deferred tax asset valuation allowance...................    23,900     18,190
                                                           --------   --------
                                                           $  8,770   $  8,770
                                                           ========   ========

     At December 31, 1996, the Company has net operating loss carryovers, including the net operating loss carryovers of IPC, for income tax reporting purposes of approximately $76,556. These carryovers expire between 2005 and 2008. In the event of a change in ownership of the Company these net operating loss carryovers may be limited. A valuation allowance has been recorded against certain of the net operating loss carryovers for which utilization is uncertain.

NOTE 7 -- EMPLOYEE BENEFIT PLANS:

     Net periodic pension expense related to the defined benefit plans for the years ended December 31, 1994, 1995 and 1996 is comprised of the following components:

                                                       1994     1995      1996
                                                       ----     ----      ----
Service cost component -- benefits earned by
  employees for services during this period.........  $  274   $   265   $   290
Interest cost component -- increase in projected
  benefit obligation due to the passage of time.....   1,029     1,070     1,208
Return on plan assets, net of administrative
  expense...........................................     (79)   (1,926)   (1,317)
Net amortization and deferral.......................    (866)    1,084       372
                                                      ------   -------   -------
Net periodic pension cost...........................  $  358   $   493   $   553
                                                      ======   =======   =======

                           IVEX PACKAGING CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Plan assets are invested in a deposit administration contract with an insurance company and money market, equity and bond funds. The following table sets forth the funded status of these plans as of the date of the latest available actuarial valuation.

                                                                1995       1996
                                                                ----       ----
Actuarial present value of vested benefit obligation.......    $14,228    $15,139
                                                               =======    =======
Actuarial present value of accumulated benefit
  obligation...............................................    $14,333    $15,252
                                                               =======    =======
Fair value of the plans' assets............................    $12,873    $14,202
Actuarial present value of projected benefit obligation....     14,417     15,357
                                                               -------    -------
Fair value of the plans' assets less than the projected
  benefit obligation.......................................     (1,544)    (1,155)
Unrecognized net transition obligation.....................        463        398
Unrecognized prior service cost............................      1,070        952
Unrecognized net loss......................................        243        650
                                                               -------    -------
Prepaid pension expense....................................    $   232    $   845
                                                               =======    =======

     The following table sets forth significant assumptions utilized in the actuarial valuation.

                                                                1995     1996
                                                                ----     ----
Discount rate used to adjust for the time value of money....     8.5%     8.5%
Expected rate of increase in employee compensation costs....    0%-5%    0%-5%
Expected long-term rate of return on assets.................     9.0%     9.0%

     The charge to operations under IPC's defined benefit and defined contribution plans was approximately $1,900, $2,063 and $2,351 for the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE 8 -- STOCK OPTION AND INCENTIVE PLANS:

     IPC and Ivex established a stock option plan (the "Plan") for certain key executives, effective January 1, 1993. Pursuant to the Plan, IPC irrevocably granted options to purchase 17,270 shares of its common stock at an exercise price of $619.56 per share approximating fair market value. The options are exercisable at any time, once vested and earned, prior to January 1, 2003. At December 31, 1996, 9,413 of these options were vested and earned by the Plan participants and 7,857 of the options were canceled. The Plan also provides IPC and the participants with certain rights to exchange options to purchase IPC's common stock for options to purchase the Company's common stock.

     On January 1, 1996, the option plan was amended and extended to grant an additional 6,908 options subject to vesting over three years from January 1, 1996, and such options will be available to be earned in 1996 and 1997 based on Adjusted EBITDA results. The provisions of the options are substantially the same as the previously issued options. During 1996, 3,454 of such options were earned.

     The Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of such statement, the Company is required to at least disclose the pro forma impact of recognizing compensation expense for the fair value of those options granted since January 1, 1996. Under the provisions of SFAS No. 123, the Company has not recognized any compensation cost for stock option plans. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards during 1996 consistent with the provisions of SFAS No. 123, the Company's net income would have been reduced to $8,548.

                           IVEX PACKAGING CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company's pro forma net income was determined under the assumption that all applicable options were earned when available with equal vesting over the three years from January 1, 1996. The fair value of the options granted was estimated on the date earned using the Black-Scholes option-pricing model and utilized the following weighted-average assumptions for options earned in 1996: dividend yield of 0.00%; expected volatility of 22.63%; risk-free interest rate of 5.28%; and expected lives of 3 years.

     IPC also entered into a special incentive agreement (the "Agreement") with certain key executives, effective January 1, 1993. The Agreement provided for a special incentive payment of up to $2,250 upon the occurrence of certain events as defined in the Agreement. During 1995, management earned all of the special incentive payment and, accordingly, IPC recorded expense of $2,250. As of December 31, 1996, all amounts to be paid pursuant to the terms of the Agreement have been paid. See Note 9 -- Special Charges.

NOTE 9 -- SPECIAL CHARGES:

     During the fourth quarter of 1995, the Company recorded the following special charges: $2,250 associated with the Agreement (see Note 8 -- Stock Option and Incentive Plans), $1,950 of costs related to an attempted initial public equity offering and a reduction of land value of $760 associated with a donation of land to the Village of Chagrin Falls, Ohio.

NOTE 10 -- RELATED PARTY TRANSACTIONS:

     IPC recorded management fee expense to Acadia of $400 in 1996 which was unpaid as of December 31, 1996. IPC paid management fees to Acadia of $400 in 1994 and 1995.

NOTE 11 -- COMMITMENTS:

     IPC leases certain of its facilities and equipment under non-cancelable operating leases, some of which contain renewal options, escalation clauses and requirements that IPC pay taxes, insurance and maintenance costs. Approximate future minimum annual rental payments under non-cancelable operating lease agreements are as follows:

1997........................................................    $4,151
1998........................................................     3,438
1999........................................................     3,163
2000........................................................     2,350
2001........................................................     7,553
Thereafter..................................................       588

     Rent expense under operating leases included in the accompanying statement of operations aggregated approximately $3,576, $4,339 and $4,954 during 1994, 1995 and 1996, respectively.

NOTE 12 -- EXTRAORDINARY LOSS FROM EXTINGUISHMENT OF DEBT:

     Deferred financing costs of $2,359 written off in connection with the refinancing of IPC's senior credit facility are presented as an extraordinary item in the consolidated statements of operations for the year ended December 31, 1995.

NOTE 13 -- PLASTOFILM ACQUISITION

     On August 16, 1996, IPC acquired CFI Industries, Inc. ("CFI" or "Plastofilm") for an aggregate purchase price of $18,423, including the repayment of certain indebtedness of CFI and related acquisition fees and expenses. Through its subsidiary, Plastofilm Industries, CFI is a fully integrated custom thermoformer of

                           IVEX PACKAGING CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

plastic packaging products for the medical, electronics and personal care industries. The acquisition was accounted for as a purchase; accordingly, the purchase price was allocated to the specific assets acquired and liabilities assumed based upon their fair value at date of acquisition. The Company's 1996 consolidated financial statements include the results of operations and cash flows of Plastofilm from August 16, 1996.

     The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition of Plastofilm had occurred at the beginning of 1995, after giving effect for certain adjustments. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future.

                                                             1995       1996
                                                             ----       ----
Net Sales................................................  $483,259   $472,414
                                                           ========   ========
Net income (loss) before extraordinary items.............  $(22,089)  $  8,545
                                                           ========   ========
Net income (loss)........................................  $(24,448)  $  8,545
                                                           ========   ========

NOTE 14 -- SUBSEQUENT EVENTS

     On January 17, 1997, IPC purchased substantially all of the assets, excluding accounts receivable, of the OPS business of Viskase Limited located in Sedgefield, England for $11,907 and on February 21, 1997, IPC purchased all of the outstanding common stock of M&R Plastics, Inc. located in Laval, Quebec for $18,651. The acquired businesses were financed through cash flow from operations and revolving credit borrowings under IPC's senior credit facility. As a result of these borrowings, IPC amended and restated its senior credit facility on March 24, 1997, to, among other things, increase its revolving credit facility from $55,000 to $105,000.

NOTE 15 -- SUBSEQUENT EVENT -- INITIAL PUBLIC OFFERING (UNAUDITED)

     The Company intends to file a Registration Statement to register its Common Stock. In conjunction with the offering, the Company's Board of Directors will authorize a common stock split.

     Upon successful completion of the offering, such transaction would trigger a change in ownership of the Company, as defined under Section 382 of the Internal Revenue Code, resulting in a limitation of the Company's ability to utilize its net operating loss carryovers in the future.

                           IVEX PACKAGING CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                              DECEMBER 31,   JUNE 30,
                                                                  1996         1997
                                                              ------------   --------
ASSETS
Current Assets:
  Cash and cash equivalents.................................   $   2,822     $   8,345
  Accounts receivable trade, net of allowance...............      51,638        67,068
  Inventories...............................................      49,023        53,506
  Prepaid expenses and other................................       5,395         6,327
                                                               ---------     ---------
     Total current assets...................................     108,878       135,246
                                                               ---------     ---------
Property, Plant and Equipment:
  Buildings and improvements................................      49,038        53,491
  Machinery and equipment...................................     231,526       249,091
  Construction in progress..................................       8,069        15,959
                                                               ---------     ---------
                                                                 288,633       318,541
  Less -- Accumulated depreciation..........................    (123,957)     (136,699)
                                                               ---------     ---------
                                                                 164,676       181,842
  Land......................................................       8,304         8,925
                                                               ---------     ---------
     Total property, plant and equipment....................     172,980       190,767
                                                               ---------     ---------
Other Assets:
  Goodwill, net of accumulated amortization.................      20,506        30,115
  Miscellaneous.............................................      13,537        14,514
                                                               ---------     ---------
     Total other assets.....................................      34,043        44,629
                                                               ---------     ---------
Total Assets................................................   $ 315,901     $ 370,642
                                                               =========     =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Current installments of long-term debt....................   $   5,921     $   8,012
  Accounts payable..........................................      36,748        35,795
  Accrued salary and wages..................................       8,603         6,730
  Self insurance reserves...................................       7,453         6,650
  Accrued rebates and discounts.............................       3,824         3,559
  Accrued interest..........................................       1,680         1,567
  Other accrued expenses....................................      12,110        12,733
                                                               ---------     ---------
     Total current liabilities..............................      76,339        75,046
                                                               ---------     ---------
Long-Term Debt..............................................     352,893       404,612
                                                               ---------     ---------
Other Long-Term Liabilities.................................       5,243         4,894
                                                               ---------     ---------
Deferred Income Taxes.......................................       8,770        10,482
                                                               ---------     ---------
Stockholders' Deficit:
  Ivex Packaging Corporation common stock, $.01 par value --
     2,000,000 shares authorized; and 1,072,246 shares
     issued and outstanding.................................          11            11
  Paid in capital in excess of par value....................     177,375       177,375
  Accumulated deficit.......................................    (303,566)     (300,879)
  Foreign currency translation adjustment...................      (1,164)         (899)
                                                               ---------     ---------
     Total stockholders' deficit............................    (127,344)     (124,392)
                                                               ---------     ---------
Total Liabilities and Stockholders' Deficit.................   $ 315,901     $ 370,642
                                                               =========     =========

         The accompanying notes are an integral part of this statement.

                           IVEX PACKAGING CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                    SIX MONTHS ENDED
                                                                        JUNE 30,
                                                                ------------------------
                                                                   1996          1997
                                                                   ----          ----
Net sales...................................................    $  210,443    $  264,034
Cost of goods sold..........................................       164,668       207,673
                                                                ----------    ----------
Gross profit................................................        45,775        56,361
                                                                ----------    ----------
Operating expenses:
  Selling...................................................         9,599        13,231
  Administrative............................................        12,533        16,236
  Amortization of intangibles...............................           258           512
                                                                ----------    ----------
Total operating expenses....................................        22,390        29,979
                                                                ----------    ----------
Income from operations......................................        23,385        26,382
Interest expense............................................        21,221        22,805
                                                                ----------    ----------
Income before income taxes..................................         2,164         3,577
Income tax provision........................................          (440)         (890)
                                                                ----------    ----------
Net income..................................................    $    1,724    $    2,687
                                                                ==========    ==========
Net income per share........................................    $     1.61    $     2.51
                                                                ==========    ==========
Average shares outstanding..................................     1,072,246     1,072,246
                                                                ==========    ==========

         The accompanying notes are an integral part of this statement.

                           IVEX PACKAGING CORPORATION
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                     IVEX PACKAGING
                                      CORPORATION         PAID IN                      FOREIGN
                                      COMMON STOCK        CAPITAL                     CURRENCY
                                   ------------------   IN EXCESS OF   ACCUMULATED   TRANSLATION   STOCKHOLDERS'
                                    SHARES     AMOUNT    PAR VALUE       DEFICIT     ADJUSTMENT       DEFICIT
                                    ------     ------   ------------   -----------   -----------   -------------
Balance at December 31, 1995....   1,072,246    $11       $177,375      $(312,234)     $(1,484)      $(136,332)
  Foreign currency translation
     adjustment.................                                                           320             320
  Net income....................                                            8,668                        8,668
                                   ---------    ---       --------      ---------      -------       ---------
Balance at December 31, 1996....   1,072,246     11        177,375       (303,566)      (1,164)       (127,344)
  Foreign currency translation
     adjustment.................                                                           265             265
  Net income....................                                            2,687                        2,687
                                   ---------    ---       --------      ---------      -------       ---------
Balance at June 30, 1997........   1,072,246    $11       $177,375      $(300,879)     $  (899)      $(124,392)
                                   =========    ===       ========      =========      =======       =========

         The accompanying notes are an integral part of this statement.

                           IVEX PACKAGING CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                                --------------------
                                                                  1996        1997
                                                                  ----        ----
Cash flows from operating activities:
  Net income................................................    $  1,724    $  2,687
  Adjustments to reconcile net income to net cash from
     operating activities:
       Depreciation of properties...........................      11,045      12,778
       Amortization of intangibles and debt issue costs.....         951       1,251
       Non-cash interest....................................       6,139       6,956
                                                                --------    --------
                                                                  19,859      23,672
     Change in operating assets and liabilities:
       Accounts receivable..................................         828     (12,104)
       Inventories..........................................        (798)       (532)
       Prepaid expenses and other...........................         852        (809)
       Accounts payable.....................................      (3,517)     (5,184)
       Accrued expenses and other liabilities...............         227      (3,774)
                                                                --------    --------
          Net cash from operating activities................      17,451       1,269
                                                                --------    --------
Cash flows from financing activities:
  Payment of senior credit facility.........................      (2,500)     (2,500)
  Proceeds from revolving credit facility...................          --      49,200
  Payment of revolving credit facility......................      (7,500)         --
  Payment of debt issue costs...............................        (191)       (327)
  Other, net................................................          --        (430)
                                                                --------    --------
          Net cash from (used by) financing activities......     (10,191)     45,943
                                                                --------    --------
Cash flows from investing activities:
  Purchase of property, plant and equipment.................      (7,996)    (10,984)
  Acquisition of the OPS business of Viskase Limited........          --     (11,907)
  Acquisition of M&R Plastics, Inc..........................          --     (18,651)
  Other, net................................................         346        (147)
                                                                --------    --------
          Net cash used by investing activities.............      (7,650)    (41,689)
                                                                --------    --------
Net increase (decrease) in cash and cash equivalents........        (390)      5,523
Cash and cash equivalents at beginning of period............       4,830       2,822
                                                                --------    --------
Cash and cash equivalents at end of period..................    $  4,440    $  8,345
                                                                ========    ========
Supplemental cash flow disclosures:
  Cash paid during the period for:
     Interest...............................................    $ 14,410    $ 15,222
     Income taxes...........................................         742       1,072

         The accompanying notes are an integral part of this statement.

                           IVEX PACKAGING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 -- ACCOUNTING AND REPORTING POLICIES

     In the opinion of management, the information in the accompanying unaudited financial statements reflects all adjustments necessary for a fair statement of results for the interim periods. These interim financial statements should be read in conjunction with the financial statements and the notes thereto included herein.

     The Company is the sole stockholder of its operating subsidiary, IPC, Inc. The Company is a holding company with no operations of its own and is dependent on the operating cash flow of IPC and its subsidiaries in order to pay principal and interest on its debt; however, IPC has no contractual obligation to distribute any such cash flow to the Company.

     The Company's accounting and reporting policies are summarized in Note 2 of Ivex's consolidated financial statements included herein.

  Accounts Receivable

     Accounts receivable at December 31, 1996 and June 30, 1997 consist of the following:

                                                             DECEMBER 31,    JUNE 30,
                                                                 1996          1997
                                                             ------------    --------
Accounts receivable......................................      $53,718       $69,370
Less -- Allowance for doubtful accounts..................       (2,080)       (2,302)
                                                               -------       -------
                                                               $51,638       $67,068
                                                               =======       =======

  Inventories

     Inventories at December 31, 1996 and June 30, 1997 consist of the following:

                                                             DECEMBER 31,    JUNE 30,
                                                                 1996          1997
                                                             ------------    --------
Raw materials............................................      $26,483       $27,561
Finished goods...........................................       22,540        25,945
                                                               -------       -------
                                                               $49,023       $53,506
                                                               =======       =======

NOTE 2 -- INCOME TAXES

     Income taxes are provided at the estimated annual effective tax rate which differs from the federal statutory rate of 35% primarily due to net operating loss carryovers and state and foreign income taxes.

                           IVEX PACKAGING CORPORATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 3 -- LONG-TERM DEBT

     At December 31, 1996 and June 30, 1997, the long-term debt of the Company and its wholly owned subsidiary, IPC, was as follows:

                                                          DECEMBER 31,   JUNE 30,
                                                              1996         1997
                                                          ------------   --------
Senior credit facility..................................    $ 55,000     $101,700
Industrial revenue bonds................................      38,293       38,293
12 1/2% IPC Notes, net of discount......................     157,340      157,395
13 1/4% Discount Debentures, net of discount............     106,139      113,095
Other...................................................       2,042        2,141
                                                            --------     --------
     Total debt outstanding.............................     358,814      412,624
Less -- Current installments of long-term debt..........      (5,921)      (8,012)
                                                            --------     --------
Long-term debt..........................................    $352,893     $404,612
                                                            ========     ========

NOTE 4 -- ACQUISITIONS

     On January 17, 1997, IPC purchased substantially all of the assets, excluding accounts receivable, of the OPS business of Viskase Limited located in Sedgefield, England for $11,907. On February 21, 1997, IPC purchased all of the outstanding common stock of M&R Plastics, Inc. ("M&R") located in Laval, Quebec for $18,651, including the repayment of certain indebtedness of M&R and related acquisition fees and expenses. The acquired businesses were financed through revolving credit borrowings under IPC's senior credit facility. As a result of these borrowings, IPC amended and restated its senior credit facility on March 24, 1997 to, among other things, increase its revolving credit facility from $55,000 to $105,000. Pro forma financial information associated with these acquisitions has not been included because these acquisitions are not material to the Company's consolidated financial statements.

NOTE 5 -- SUBSEQUENT EVENT -- INITIAL PUBLIC OFFERING

     The Company intends to file a Registration Statement to register its Common Stock. In conjunction with the offering, the Company's Board of Directors will authorize a common stock split.

     Upon successful completion of the offering, such transaction would trigger a change in ownership of the Company, as defined under Section 382 of the Internal Revenue Code, resulting in a limitation of the Company's ability to utilize its net operating loss carryovers in the future.

The following photographs depict applications of the Company's plastic and paper packaging products. The Company is not the exclusive provider of packaging products to the companies whose name-branded products appear below.

                                 [photo of man]

                              Protective Packaging
                                [photo of food]

                                 Food Packaging

                        [photo of electronic packaging]

                              Electronic Packaging
                                 [photo of boy]

                          Supermarket Bakery Packaging

     The following trademarks used in this Prospectus are owned by Ivex Packaging Corporation or one of its affiliates: Ivex(R), Kama(R), Plastofilm(R), Jet-Pak(R), Jet-Lite(R) and Jet-Cor(TM).

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERINGS COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................    3
Special Note Regarding Forward Looking
  Statements...........................   11
Risk Factors...........................   11
Use of Proceeds........................   16
Dividend Policy........................   17
Dilution...............................   18
The Refinancing........................   19
Capitalization.........................   20
Pro Forma Consolidated Financial
  Data.................................   21
Selected Consolidated Financial Data...   25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   27
Business...............................   37
Management.............................   46
Principal and Selling Stockholders.....   55
Certain Relationships and Related
  Transactions.........................   57
Description of Capital Stock...........   58
Description of Certain Indebtedness....   60
Shares Eligible for Future Sale........   63
Certain United States Federal Tax
  Consequences to Non-United States
  Holders..............................   65
Underwriting...........................   67
Experts................................   69
Legal Matters..........................   69
Additional Information.................   70
Index to Financial Statements..........  F-1


     UNTIL                , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================
======================================================

                                8,400,000 SHARES

                                 [IVEX LOGO]

                           IVEX PACKAGING CORPORATION

                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                              MERRILL LYNCH & CO.
                                LEHMAN BROTHERS
                              SALOMON BROTHERS INC
                                          , 1997

======================================================

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED SEPTEMBER 26, 1997


PROSPECTUS

                                8,400,000 SHARES
                                   IVEX LOGO

                           IVEX PACKAGING CORPORATION
                                  COMMON STOCK
                            ------------------------

    Of the 8,400,000 shares of Common Stock, $.01 par value (the "Common Stock"), of Ivex Packaging Corporation, a Delaware corporation (the "Company" or "Ivex"), being offered hereby, 6,700,000 shares are being offered by the Company and 1,700,000 shares are being offered by Acadia Partners, L.P. and certain related investors (the "Selling Stockholder" or "Acadia"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."


    Of the 8,400,000 shares of Common Stock offered hereby, 1,680,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering"), 6,720,000 shares are being offered initially in a concurrent offering in the United States and Canada by the U.S. Underwriters (the "U.S. Offering," and together with the
International Offering, the "Offerings") and       shares are being sold
directly by the Company to employees of the Company and certain other individuals. The initial public offering price and the underwriting discount per share are identical for each of the Offerings. See "Underwriting."


    Prior to the Offerings, there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be between $14.00 and $16.00 per share. For a discussion relating to factors considered in determining the initial offering price, see "Underwriting."

    The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "IXX," subject to official notice of issuance.

    SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


=============================================================================================================================
                                                                                                            PROCEEDS TO
                                PRICE TO                UNDERWRITING              PROCEEDS TO                 SELLING
                                 PUBLIC                 DISCOUNT(1)                COMPANY(2)               STOCKHOLDER
-----------------------------------------------------------------------------------------------------------------------------
Per Share............              $                         $                         $                         $
------------------------------------------------------------------------------------------------------------------------
Total(3).............              $                         $                         $                         $
=============================================================================================================================


(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses of the Offerings payable by the Company estimated
    at $       .



(3) The Company has granted the International Managers and the U.S. Underwriters options to purchase up to an additional 252,000 shares and 1,008,000 shares of Common Stock, respectively, in each case exercisable within 30 days of the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $      , $      and $      , respectively. See
    "Underwriting."


    The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York,
on or about              , 1997.
                            ------------------------

MERRILL LYNCH INTERNATIONAL
                 LEHMAN BROTHERS
                                  SALOMON BROTHERS INTERNATIONAL LIMITED

                            ------------------------

             The date of this Prospectus is                , 1997.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
     BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS


                                  UNDERWRITING

     Merrill Lynch International, Lehman Brothers International (Europe) and Salomon Brothers International Limited are acting as lead managers (the "Lead Managers") for each of the International Managers named below (the "International Managers"). Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company, the Selling Stockholder and the International Managers, and concurrently with the sale of 6,720,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company has agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

                                                                NUMBER OF
                   INTERNATIONAL MANAGERS                        SHARES
                   ----------------------                       ---------
Merrill Lynch International.................................
Lehman Brothers International (Europe)......................
Salomon Brothers International Limited......................

                                                                ---------
             Total..........................................    1,680,000
                                                                =========


     The Company and the Selling Stockholder have also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Lehman Brothers Inc. and Salomon Brothers Inc are acting as representatives ("the U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,680,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Company, an aggregate of 6,720,000
shares of Common Stock. The Company is selling        shares directly to
employees of the Company and certain other individuals. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.


     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.


     The Lead Managers have advised the Company and the Selling Stockholder that the International Managers propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not
in excess of $.       per share of Common Stock. The U.S. Underwriters and the
International Managers will not receive the selling concession portion of the
underwriting discount ($       per share) on the shares sold directly by the
Company. The International Managers may allow, and such dealers may reallow, a
discount not in excess of $.       per share of Common Stock on sales to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


     The Company has granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 252,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any, made on the sale of the

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS


Common Stock offered hereby. To the extent that the International Managers exercise this option, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Company has also granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 1,008,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

     The Company, the Company's executive officers and directors and all existing stockholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing except for the registration under the Securities Act of the Shares issuable under the 1997 Stock Incentive Plan and issuable under the option agreements of certain officers of the Company that may be registered on Form S-8 or any such successor form or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price has been determined through negotiations among the Company, the Selling Stockholder, the U.S. Representatives and the Lead Managers. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, were price-earnings ratios of publicly traded companies that the U.S. Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "IXX," subject to official notice of issuance. In order to meet the requirements for listing of the Common Stock on that exchange, the U.S. Underwriters and the International Managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     Because affiliates of Lehman Brothers Inc. beneficially own in excess of 10% of the capital stock of the Company, the underwriting arrangements for the Offering must comply with the requirements of Rule 2720 of

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS


the National Association of Securities Dealers, Inc. (the "NASD"). This Offering is being conducted in accordance with Rule 2720, which provides that, among other things, when an NASD member participates in the underwriting of an affiliate's equity securities, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter." Accordingly, Merrill Lynch is acting as a qualified independent underwriter for purposes of determining the price of the Common Stock offered hereby and has conducted due diligence investigations and has reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The price at which the Common Stock is being sold to the public is no higher than the price recommended by Merrill Lynch.

     The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     The Company and the Selling Stockholder have agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including certain liabilities under the Securities Act.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S.
Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


     Each International Manager has agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the Closing Date, will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS


     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company, the Selling Stockholder or shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Offerings will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois and certain legal matters will be passed upon for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Act with respect to the shares of Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, copies of which may be obtained upon payment of the fees prescribed by the Commission or examined without charge at (i) the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and
(ii) the Commission's regional offices located at Northwest Atrium Center, 500
W. Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Such reports and other information may also be accessed through the Commission's electronic data gathering, analysis and retrieval system via electronic means, including the Commission's web site on the Internet (http://www.sec.gov). Statements contained in this Prospectus as to the contents of any contract or other document are intended to discuss all relevant material provisions thereof; however, in each instance where such contract or other document is an exhibit to the Registration Statement, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference.

     The Company is not currently subject to the informational requirements of the Exchange Act because prior to the Offerings the Company was not required to register under Section 12(g) of the Exchange Act and did not have securities registered on a national securities exchange under Section 12(b) of the Exchange Act. However, since March 1993, the Company has agreed to voluntarily comply with such informational requirements under the terms of the 13 1/4% Discount Indenture. As a result of the Offerings, the Company will become subject to the informational requirements of the Exchange Act, and in accordance therewith will be required to file reports and other information with the Commission.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS


======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERINGS COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

     IN THE PROSPECTUS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS.

                            ------------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................    3
Special Note Regarding Forward Looking
  Statements...........................   11
Risk Factors...........................   11
Use of Proceeds........................   16
Dividend Policy........................   17
Dilution...............................   18
The Refinancing........................   19
Capitalization.........................   20
Pro Forma Consolidated Financial
  Data.................................   21
Selected Consolidated Financial Data...   25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   27
Business...............................   37
Management.............................   46
Principal and Selling Stockholders.....   55
Certain Relationships and Related
  Transactions.........................   57
Description of Capital Stock...........   58
Description of Certain Indebtedness....   60
Shares Eligible for Future Sale........   63
Certain United States Federal Tax
  Consequences to Non-United States
  Holders..............................   65
Underwriting...........................   67
Experts................................   70
Legal Matters..........................   70
Additional Information.................   70
Index to Financial Statements..........  F-1


     UNTIL                , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================
======================================================
                                8,400,000 SHARES

                                   IVEX LOGO

                           IVEX PACKAGING CORPORATION

                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                          MERRILL LYNCH INTERNATIONAL
                                LEHMAN BROTHERS
                                SALOMON BROTHERS
                             INTERNATIONAL LIMITED
                                          , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS



     Section 145 of the Delaware General Corporation Law (the "GCL") provides that a Delaware corporation may, with certain limitations, indemnify any person who was or is a party or is threatened to be made a party to any action, civil or criminal, by virtue of the fact he is or was an officer, director, employee or agent of the corporation.



     Section 9.1 of the Company's Amended and Restated Certificate of Incorporation provides as follows:



          "To the fullest extent permitted by law, the Corporation shall indemnify any person who is or was made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (a "Proceeding"), whether civil, criminal, administrative or investigative, including without limitation, an action by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a Director or officer of the Corporation, or is or was serving in any capacity at the request of the Corporation for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (an "Other Entity"), against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees and disbursements). Persons who are not Directors or officers of the Corporation may be similarly indemnified in respect of service to the Corporation or to an Other Entity to the extent the Board of Directors at any time specifies that such persons are entitled to the benefits of this Section 9."



     Sections 1 through 9 of Article 8 of the Company's Amended By-Laws provide as follows:



          "To the fullest extent permitted by law, the Corporation shall indemnify any person who is or was made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (a "Proceeding"), whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a Director or officer of the Corporation, or is or was serving in any capacity at the request of the Corporation for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (an "Other Entity"), against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees and disbursements). Persons who are not Directors or officers of the Corporation may be similarly indemnified in respect of service to the Corporation or to an Other Entity at the request of the Corporation to the extent the Board at any time specifies that such persons are entitled to the benefits of this Section 8."



          "The Corporation shall, from time to time, reimburse or advance to any Director or officer or other person entitled to indemnification hereunder the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with any Proceeding, in advance of the final disposition of such Proceeding; provided, however, that, if required by the General Corporation Law, such expenses incurred by or on behalf of any Director or officer or other person may be paid in advance of the final disposition of a Proceeding only upon receipt by the Corporation of an undertaking, by or on behalf of such Director or officer (or other person indemnified hereunder), to repay any such amount so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such Director, officer or other person is not entitled to be indemnified for such expenses."



          "The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Section 8 shall not be deemed exclusive of any other rights to which a person seeking indemnification or reimbursement or advancement of expenses may have or hereafter be entitled under any statute, the Amended and Restated Certificate of Incorporation, these By-laws, any agreement, any vote of stockholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office."

          "The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Section 8 shall continue as to a person who has ceased to be a Director or officer (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person."



          "The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of an Other Entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Section 8, the Amended and Restated Certificate of Incorporation or under Section 145 of the General Corporation Law or any other provision of law."



          "The provisions of this Section 8 shall be a contract between the Corporation, on the one hand, and each Director and officer who serves in such capacity at any time while this Section 8 is in effect and any other person indemnified hereunder, on the other hand, pursuant to which the Corporation and each such Director, officer or other person intend to be legally bound. No repeal or modification of this Section 8 shall affect any rights or obligations with respect to any state of facts then or theretofore existing or thereafter arising or any proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts."



          "The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Section 8 shall be enforceable by any person entitled to such indemnification or reimbursement or advancement of expenses in any court of competent jurisdiction. The burden of proving that such indemnification or reimbursement or advancement of expenses is not appropriate shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that such indemnification or reimbursement or advancement of expenses is proper in the circumstances nor an actual determination by the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) that such person is not entitled to such indemnification or reimbursement or advancement of expenses shall constitute a defense to the action or create a presumption that such person is not so entitled. Such a person shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or reimbursement or advancement of expenses, in whole or in part, in any such proceeding."



          "Any Director or officer of the Corporation serving in any capacity
     (a) another corporation of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation or (b) any employee benefit plan of the Corporation or any corporation referred to in clause (a) shall be deemed to be doing so at the request of the Corporation."



          "Any person entitled to be indemnified or to reimbursement or advancement of expenses as a matter of right pursuant to this Section 8 may elect to have the right to indemnification or reimbursement or advancement of expenses interpreted on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the applicable Proceeding, to the extent permitted by law, or on the basis of the applicable law in effect at the time such indemnification or reimbursement or advancement of expenses is sought. Such election shall be made, by a notice in writing to the Corporation, at the time indemnification or reimbursement or advancement of expenses is sought; provided, however, that if no such notice is given, the right to indemnification or reimbursement or advancement of expenses shall be determined by the law in effect at the time indemnification or reimbursement or advancement of expenses is sought."

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

                                                                                 INCORPORATED BY
                                                                                  REFERENCE TO
                                                                                  THE FOLLOWING
EXHIBIT                                                         EXHIBIT         REGISTRATION NO.
  NO.                     DESCRIPTION OF DOCUMENT                 NO.               OR REPORT
-------                   -----------------------               -------         ----------------


  *1.1     --  Form of U.S. Purchase Agreement
  *1.2     --  Form of International Purchase Agreement
   1.3     --  Dealer Manager Agreement with Bankers Trust
               Company(2)
   2.1     --  Offers to Purchase and Consent Solicitations
               Statement, dated August 27, 1997, relating to
               the 13 1/4% Discount Debentures and the
               12 1/2% Subordinated Notes together with the
               accompanying letters of transmittal(2)
   2.2     --  Amendment and Supplement to Offers to
               Purchase and Consent Solicitation Statement,
               dated September 11, 1997, relating to the
               13 1/4% Discount Debentures together with the
               accompanying letter of transmittal(3)
   3.1     --  Certificate of Incorporation of IPC, Inc.
               ("IPC")                                            3.1      IPC Form S-1
                                                                           (Registration No. 33-52150)
   3.2     --  By-Laws of IPC                                     3.2      IPC Form S-1
                                                                           (Registration No. 33-52150)
   3.3     --  Amended and Restated Certificate of
               Incorporation of Ivex Packaging Corporation
               ("Holdings" or "Ivex")(3)
   3.4     --  Amended By-Laws of Ivex(3)
   3.5     --  Form of Certificate of Elimination of Senior
               Cumulative Exchangeable Preferred Stock of
               Ivex(3)
   4.1     --  Indenture relating to IPC's 12 1/2% Senior
               Subordinated Notes (including form of 12 1/2%
               Senior Subordinated Notes)                         4.1      Ivex Form S-4
                                                                           (Registration No. 33-60714)
   4.2     --  Indenture relating to Ivex's 13 1/4% Senior
               Discount Debentures (including form of
               13 1/4% Senior Discount Debentures)                4.2      IPC 1992 Form 10-K
                                                                           (File No. 33-52150)
   4.3     --  Form of Registration Rights Agreement, dated
               as of September   , 1997, among Ivex, Acadia
               Partners, L.P., and the other stockholders
               party thereto(3)
   4.4     --  Form of First Supplemental Indenture relating
               to IPC's 12 1/2% Senior Subordinated Notes(3)
   4.5     --  Form of First Supplemental Indenture relating
               to Ivex's 13 1/4% Discount Debentures(3)
   5.1     --  Opinion of Skadden, Arps, Slate, Meagher &
               Flom (Illinois)(3)


                                                                                 INCORPORATED BY
                                                                                  REFERENCE TO
                                                                                  THE FOLLOWING
EXHIBIT                                                         EXHIBIT         REGISTRATION NO.
  NO.                     DESCRIPTION OF DOCUMENT                 NO.               OR REPORT
-------                   -----------------------               -------         ----------------
  10.1     --  Form of Ivex Senior Management Annual
               Incentive Plan(3)
  10.2     --  Form of Executive Deferred Compensation Plan      10.3      IPC 1994 Form 10-K
                                                                           (File No. 33-52150)
  10.3     --  Form of Trust Agreement, dated October 17,
               1996, between IPC, Inc. and the trustee
               thereof relating to executive deferred
               compensation                                      10.3      Ivex 1996 Form 10-K
                                                                           (File No. 33-52150)
  10.4     --  Form of IPC Stock Purchase and Option
               Agreement, dated as of January 1, 1993, among
               IPC, Ivex, Acadia Partners, L.P. and each of
               certain senior managers of IPC with the Ivex
               Stock Purchase and Option Agreement attached
               thereto                                           10.2      IPC 1993 Form 10-K
                                                                           (Registration No. 33-52150)
  10.5     --  Form of Amended and Restated IPC, Inc. Stock
               Option and Purchase Agreement and Amended and
               Restated Ivex Packaging Corporation Stock
               Option and Purchase Agreement, each dated as
               of January 1, 1996                                10.16     Ivex 6/30/96 Form 10-Q
                                                                           (File No. 33-60714)
  10.6     --  IPC Retirement Plan and Trust, as amended and
               Restated May 1, 1992                              10.3      IPC Form S-1
                                                                           (Registration No. 33-52150)
  10.7     --  Amended and Restated Employment Agreement,
               dated as of May 30, 1996, between George V.
               Bayly and IPC                                     10.14     Ivex 6/30/96 Form 10-Q
                                                                           (File No. 33-60714)
  10.8     --  Employment Agreement, dated as of December
               31, 1992, between IPC and Frank V. Tannura        10.30     IPC 6/30/93 Form 10-Q
                                                                           (File No. 33-52150)
  10.9     --  Amendment No. 1, dated as of September 11,
               1995, to the Employment Agreement, dated as
               of December 31, 1992, between IPC and Frank
               V. Tannura                                        10.59     IPC 6/30/95 Form 10-Q
                                                                           (File No. 33-52150)
  10.10    --  Amendment No. 2 to Employment Agreement,
               dated May 30, 1996, between IPC and Frank V.
               Tannura                                           10.15     Ivex 6/30/96 Form 10-Q
                                                                           (File No. 33-60714)
  10.11    --  Stock Option Agreement, dated as of January
               22, 1991, among Ivex, Acadia Partners, L.P.
               and George V. Bayly                               10.30     IPC Form S-1
                                                                           (Registration No. 33-52150)
  10.12    --  Form of Severance Agreement between the
               Company and certain named executive officers       1.1      IPC 1994 Form 10-K
                                                                           (File No. 33-52150)

                                                                                 INCORPORATED BY
                                                                                  REFERENCE TO
                                                                                  THE FOLLOWING
EXHIBIT                                                         EXHIBIT         REGISTRATION NO.
  NO.                     DESCRIPTION OF DOCUMENT                 NO.               OR REPORT
-------                   -----------------------               -------         ----------------
  10.13    --  Credit Agreement, dated as of December 7,
               1995 (the "1995 Credit Agreement"), among
               Ivex, IPC, certain of IPC's subsidiaries, the
               lenders listed therein, and NationsBank,
               N.A., as agent                                    10.30           OPIvex 1995 Form 10-K
                                                                                 (File No. 33-60714)
  10.14    --  Pledge Agreement, dated as of December 7,
               1995, among Ivex, IPC, IPC's subsidiaries and
               NationsBank, N.A., as agent                       10.31           Ivex 1995 Form 10-K
                                                                                 (File No. 33-60714)
  10.15    --  Security Agreement, dated as of December 7,
               1995, among Ivex, IPC, IPC's subsidiaries and
               NationsBank, N.A., as agent                       10.32           Ivex 1995 Form 10-K
                                                                                 (File No. 33-60714)
  10.16    --  Form of Mortgage and Security Agreement in
               favor of NationsBank, N.A., as agent              10.33           Ivex 1995 Form 10-K
                                                                                 (File No. 33-60714)
  10.17    --  Amendment No. 1 to Credit Agreement, dated as
               of August 16, 1996, by and among IPC,
               NationsBank, N.A., as agent, and the
               guarantors and lenders identified on the
               signature pages thereto                           10.34           Ivex 1996 Form 10-K
                                                                                 (File No. 33-60714)
  10.18    --  Amendment No. 2 to Credit Agreement, dated as
               of November 21, 1996, by and among IPC,
               NationsBank, N.A., as agent, and the
               guarantors and lenders identified on the
               signature pages thereto                           10.35           Ivex 1996 Form 10-K
                                                                                 (File No. 33-60714)
  10.19    --  Form of Amended and Restated Credit
               Agreement, dated as of March 24, 1997, by and
               among IPC, NationsBank, N.A., as agent, and
               the guarantors and lenders identified on the
               signature pages thereto                           10.36           Ivex 1996 Form 10-K
                                                                                 (File No. 33-60714)
  10.20    --  Form of Amended and Restated Pledge Agreement
               among IPC, Ivex, certain of IPC's
               subsidiaries and NationsBank, N.A., as agent      10.37           Ivex 1996 Form 10-K
                                                                                 (File No. 33-60714)
  10.21    --  Form of Amended and Restated Security
               Agreement among IPC, Ivex, and certain of
               IPC's subsidiaries and NationsBank, N.A., as
               agent                                             10.38           Ivex 1996 Form 10-K
                                                                                 (File No. 33-60714)
  10.22    --  Loan Agreement, dated as of December 1, 1987,
               between the County of Kankakee, Illinois and
               Ivex of Delaware, Inc. (n/k/a IPC, Inc.)          10.11           IPC Form S-1
                                                                                 (Registration No. 33-52150)

                                                                                 INCORPORATED BY
                                                                                  REFERENCE TO
                                                                                  THE FOLLOWING
EXHIBIT                                                         EXHIBIT         REGISTRATION NO.
  NO.                     DESCRIPTION OF DOCUMENT                 NO.               OR REPORT
-------                   -----------------------               -------         ----------------
  10.23    --  Loan Agreement, dated as of June 1, 1988,
               between the Development Authority of Morgan
               County and Ivex of Delaware, Inc. (n/k/a IPC,
               Inc.)                                             10.13     IPC Form S-1
                                                                           (Registration No. 33-52150)
  10.24    --  Loan Agreement, dated as of October 1, 1987,
               between the County of Will, Illinois and LPX,
               Inc.                                              10.15     IPC Form S-1
                                                                           (Registration No. 33-52150)
  10.25    --  Loan Agreement, dated as of April 1, 1988,
               between the Illinois Development Finance
               Authority and Ivex of Delaware, Inc. (n/k/a
               IPC, Inc.)                                        10.17     IPC Form S-1
                                                                           (Registration No. 33-52150)
  10.26    --  Indenture of Trust, dated as of March 1,
               1989, between Marine Midland Bank, N.A. and
               Ivex of Delaware, Inc. (n/k/a IPC, Inc.)          10.19     IPC Form S-1
                                                                           (Registration No. 33-52150)
  10.27    --  Loan Agreement, dated November 1, 1985,
               between the Village of Bridgeview, Illinois
               and L&CP Corporation                              10.21     IPC Form S-1
                                                                           (Registration No. 33-52150)
  10.28    --  Loan Agreement, dated as of June 1, 1988,
               between City of Troy, Ohio and L&CP
               Corporation (n/k/a IPC, Inc.)                     10.23     IPC Form S-1
                                                                           (Registration No. 33-52150)
  10.29    --  Lease Agreement, dated as of December 5,
               1996, between State Street Bank and Trust
               Company and IPC                                   10.46     Ivex 1996 Form 10-K
                                                                           (File No. 33-60714)
  10.30    --  Lease, dated as of October 4, 1988, between
               Seymour C. Graham and Kama Corporation (n/k/a
               IPC, Inc)                                         10.33     IPC Form S-1
                                                                           (Registration No. 33-52150)
  10.31    --  Amendment to Lease, dated as of December 20,
               1988, between Seymour C. Graham and Kama
               Corporation (n/k/a IPC, Inc.)                     10.34     IPC Form S-1
                                                                           (Registration No. 33-52150)
  10.32    --  Lease, dated June 20, 1995, between Howard H.
               Gelb and Eunice Gelb and Kama Corporation
               (n/k/a IPC, Inc.)                                 10.44     Ivex 1995 Form 10-K
                                                                           (File No. 33-60714)
  10.33    --  Industrial Building Lease, dated October 19,
               1992, between Telegraph Road Properties, Inc.
               and Packaging Products, Inc.                      10.45     Ivex 1995 Form 10-K
                                                                           (File No. 33-60714)

                                                                                 INCORPORATED BY
                                                                                  REFERENCE TO
                                                                                  THE FOLLOWING
EXHIBIT                                                         EXHIBIT         REGISTRATION NO.
  NO.                     DESCRIPTION OF DOCUMENT                 NO.               OR REPORT
-------                   -----------------------               -------         ----------------
  10.34    --  Industrial Building Lease, dated October 23,
               1985, between IMAC Realty, Inc. and Packaging
               Products, Inc.                                    10.46     Ivex 1995 Form 10-K
                                                                           (File No. 33-60714)
  10.35    --  Letter Agreement, dated March 10, 1995,
               between Packaging Products, Inc. and LeWa
               Company                                           10.47     Ivex 1995 Form 10-K
                                                                           (File No. 33-60714)
  10.36    --  Tri-Party Agreement, dated September 11,
               1995, among Packaging Products, Inc. and
               Telegraph Road Properties, Inc.                   10.48     Ivex 1995 Form 10-K
                                                                           (File No. 33-60714)
  10.37    --  Lease, dated as of September 11, 1996, by and
               between Joseph P. Bennett and Trio Products,
               Inc.                                              10.54     Ivex 1996 Form 10-K
                                                                           (File No. 33-60714)
  10.38    --  Installment Sales Agreement, dated as of
               December 12, 1990, between Grove City
               Industrial Development Corporation and Ivex
               Converted Products Corporation (n/k/a IPC,
               Inc.)                                             10.39     IPC Form S-1
                                                                           (Registration No. 33-52150)
  10.39    --  Consulting Agreement, dated as of December
               17, 1992, between IPC and Penobscot-MB
               Partners                                          10.39     IPC Form S-4
                                                                           (Registration No. 33-60714)
  10.40    --  Tax Sharing Agreement, dated as of December
               17, 1992, between Ivex and IPC and certain of
               IPC's subsidiaries                                10.40     Ivex Form S-4
                                                                           (Registration No. 33-60714)
  10.41    --  Transfer and Noncompete Agreement, dated as
               of October 14, 1992, between Ivex Converted
               Products Corporation (n/k/a IPC, Inc.) and
               MaxPack S.A. de C.V.                              10.46     IPC Form S-1
                                                                           (Registration No. 33-52150)
  10.42    --  Stockholders Agreement, dated as of October
               14, 1992, by and among MaxPack S.A. de C.V.
               and the stockholders thereof                      10.46     IPC Form S-1
                                                                           (Registration No. 33-52150)
  10.43    --  Agreement and Plan of Merger, dated as of May
               17, 1996 (as amended), among IPC, CFI
               Industries, Inc. and Equity Partners               A-1      CFI Industries, Inc.'s
                                                                           Proxy
                                                                           Statement dated 7/22/96
  10.44    --  (intentionally omitted)
  10.45    --  Form of Ivex Packaging Corporation 1997 Long-
               Term Stock Incentive Plan(3)
  10.46    --  Form of Termination Agreement to the
               Consulting Agreement, dated as of January 1,
               1991, between IPC and Penobscot-MB
               Partners(3)

                                                                                 INCORPORATED BY
                                                                                  REFERENCE TO
                                                                                  THE FOLLOWING
EXHIBIT                                                         EXHIBIT         REGISTRATION NO.
  NO.                     DESCRIPTION OF DOCUMENT                 NO.               OR REPORT
-------                   -----------------------               -------         ----------------
  10.47    --  Form of Voting Agreement among Acadia,
               certain related investors and certain members
               of Ivex Management(3)
  10.48    --  Form of Credit Agreement, dated as of October
                 , 1997, among IPC, Ivex, certain of Ivex's
               domestic subsidiaries, the lenders listed
               therein and NationsBank, N.A. as
               administrative agent(3)
  21.1     --  Subsidiaries of Ivex(1)
 *23.1     --  Consent of Price Waterhouse LLP
  23.2     --  Consent of Skadden, Arps, Slate, Meagher &
               Flom (Illinois) (included in Exhibit 5.1)(3)
  24.1     --  Powers of Attorney (included on signature
               page)


-------------------------

 *  Filed herewith.


(1) Filed with Amendment No. 6 to the Company's Registration Statement on Form S-1 filed with the Commission on August 1, 1997.

(2) Filed with Amendment No. 7 to the Company's Registration Statement on Form S-1 filed with the Commission on September 4, 1997.


(3) Filed with Amendment No. 8 to the Company's Registration Statement on Form S-1 filed with the Commission on September 23, 1997.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Lincolnshire, State of Illinois, on September 26, 1997.

                                          IVEX PACKAGING CORPORATION

                                          By:   /s/ G. DOUGLAS PATTERSON
                                            ------------------------------------
                                            Name: G. Douglas Patterson
                                            Title: Vice President and General
                                              Counsel


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated on September 26, 1997.


                  SIGNATURE                                              TITLE
                  ---------                                              -----

              GEORGE V. BAYLY*                   Director, Chairman of the Board, President and Chief
---------------------------------------------    Executive Officer (Principal Executive Officer)
               George V. Bayly

              FRANK V. TANNURA*                  Director, Vice President and Chief Financial Officer
---------------------------------------------    (Principal Financial Officer)
              Frank V. Tannura

              DAVID E. WARTNER*                  Corporate Controller (Principal Accounting Officer)
---------------------------------------------
              David E. Wartner

             ANTHONY P. SCOTTO*                  Director
---------------------------------------------
              Anthony P. Scotto

              GLENN R. AUGUST*                   Director
---------------------------------------------
               Glenn R. August

        *By /s/ G. DOUGLAS PATTERSON
---------------------------------------------
            G. Douglas Patterson,
              Attorney-in-fact

                               INDEX TO EXHIBITS

                                                                             SEQUENTIALLY
EXHIBIT                                                                        NUMBERED
  NO.                            DESCRIPTION OF DOCUMENT                        PAGES
-------                          -----------------------                     ------------


  1.1      --  Form of U.S. Purchase Agreement(16)
  1.2      --  Form of International Purchase Agreement(16)
  1.3      --  Dealer Manager Agreement with Bankers Trust Company(14)
  2.1      --  Offers to Purchase and Consent Solicitations Statement,
               dated August 27, 1997, relating to the 13 1/4% Discount
               Debentures and the 12 1/2% Subordinated Notes together with the accompanying letters of transmittal(14)
  2.2      --  Amendment and Supplement to Offers to Purchase and Consent
               Solicitation Statement, dated September 11, 1997, relating to the 13 1/4% Discount Debentures together with the accompanying letter of transmittal(15)
  3.1      --  Certificate of Incorporation of IPC, Inc. ("IPC")(1)
  3.2      --  By-Laws of IPC(1)
  3.3      --  Amended and Restated Certificate of Incorporation of Ivex
               Packaging Corporation ("Holdings" or "Ivex")(15)
  3.4      --  Amended By-Laws of Ivex(15)
  3.5      --  Form of Certificate of Elimination of Senior Cumulative
               Exchangeable Preferred Stock of Ivex(15)
  4.1      --  Indenture relating to IPC's 12 1/2% Senior Subordinated
               Notes (including form of 12 1/2% Senior Subordinated
               Notes)(2)
  4.2      --  Indenture relating to Ivex's 13 1/4% Senior Discount
               Debentures (including form of 13 1/4% Senior Discount
               Debentures)(3)
  4.3      --  Form of Registration Rights Agreement, dated as of September
                 , 1997, among Ivex, Acadia Partners, L.P., and the other
               stockholders party thereto(15)
  4.4      --  Form of First Supplemental Indenture relating to IPC's
               12 1/2% Senior Subordinated Notes(15)
  4.5      --  Form of First Supplemental Indenture relating to Ivex's
               13 1/4% Discount Debentures(15)
  5.1      --  Opinion of Skadden, Arps, Slate, Meagher & Flom
               (Illinois)(15)
 10.1      --  Form of Ivex Senior Management Annual Incentive Plan(15)
 10.2      --  Form of Executive Deferred Compensation Plan(4)
 10.3      --  Form of Trust Agreement, dated October 17, 1996, between
               IPC, Inc. and the trustee thereof relating to executive deferred compensation(5)
 10.4      --  Form of IPC Stock Purchase and Option Agreement, dated as of
               January 1, 1993, among IPC, Ivex, Acadia Partners, L.P. and each of certain senior managers of IPC with the Ivex Stock
               Purchase and Option Agreement attached thereto(6)
 10.5      --  Form of Amended and Restated IPC, Inc. Stock Option and
               Purchase Agreement and Amended and Restated Ivex Packaging
               Corporation Stock Option and Purchase Agreement, each dated as of January 1, 1996(7)
 10.6      --  IPC Retirement Plan and Trust, as amended and Restated May
               1, 1992(1)
 10.7      --  Amended and Restated Employment Agreement, dated as of May
               30, 1996, between George V. Bayly and IPC(7)
 10.8      --  Employment Agreement, dated as of December 31, 1992, between
               IPC and Frank V. Tannura(8)

                                                                                                                    SEQUENTIALLY
  EXHIBIT                                                                                                             NUMBERED
    NO.                                                  DESCRIPTION OF DOCUMENT                                        PAGES
-----------                                              -----------------------                                   ---------------
      10.9          --  Amendment No. 1, dated as of September 11, 1995, to the Employment Agreement, dated as of
                        December 31, 1992, between IPC and Frank V. Tannura(9)
      10.10         --  Amendment No. 2 to Employment Agreement, dated May 30, 1996, between IPC and Frank V.
                        Tannura(7)
      10.11         --  Stock Option Agreement, dated as of January 22, 1991, among Ivex, Acadia Partners, L.P.
                        and George V. Bayly(1)
      10.12         --  Form of Severance Agreement between the Company and certain named executive officers(4)
      10.13         --  Credit Agreement, dated as of December 7, 1995 (the "1995 Credit Agreement"), among Ivex,
                        IPC, certain of IPC's subsidiaries, the lenders listed therein, and NationsBank, N.A., as agent(10)
      10.14         --  Pledge Agreement, dated as of December 7, 1995, among Ivex, IPC, IPC's subsidiaries and
                        NationsBank, N.A., as agent(10)
      10.15         --  Security Agreement, dated as of December 7, 1995, among Ivex, IPC, IPC's subsidiaries and
                        NationsBank, N.A., as agent(10)
      10.16         --  Form of Mortgage and Security Agreement in favor of NationsBank, N.A., as agent(10)
      10.17         --  Amendment No. 1 to Credit Agreement, dated as of August 16, 1996, by and among IPC,
                        NationsBank, N.A., as agent, and the guarantors and lenders identified on the signature pages thereto(11)
      10.18         --  Amendment No. 2 to Credit Agreement, dated as of November 21, 1996, by and among IPC,
                        NationsBank, N.A., as agent, and the guarantors and lenders identified on the signature pages thereto(11)
      10.19         --  Form of Amended and Restated Credit Agreement, dated as of March 24, 1997, by and among
                        IPC, NationsBank, N.A., as agent, and the guarantors and lenders identified on the signature pages thereto(11)
      10.20         --  Form of Amended and Restated Pledge Agreement among IPC, Ivex, certain of IPC's subsidiaries and NationsBank, N.A., as agent(11)
      10.21         --  Form of Amended and Restated Security Agreement among IPC, Ivex, and certain of IPC's subsidiaries and NationsBank, N.A., as agent(11)
      10.22         --  Loan Agreement, dated as of December 1, 1987, between the County of Kankakee, Illinois and Ivex of Delaware, Inc. (n/k/a IPC, Inc.)(1)
      10.23         --  Loan Agreement, dated as of June 1, 1988, between the Development Authority of Morgan
                        County and Ivex of Delaware, Inc. (n/k/a IPC, Inc.)(1)
      10.24         --  Loan Agreement, dated as of October 1, 1987, between the County of Will, Illinois and
                        LPX, Inc.(1)
      10.25         --  Loan Agreement, dated as of April 1, 1988, between the Illinois Development Finance
                        Authority and Ivex of Delaware, Inc. (n/k/a IPC, Inc.)(1)
      10.26         --  Indenture of Trust, dated as of March 1, 1989, between Marine Midland Bank, N.A. and Ivex of Delaware, Inc. (n/k/a IPC, Inc.)(1)
      10.27         --  Loan Agreement, dated November 1, 1985, between the Village of Bridgeview, Illinois and
                        L&CP Corporation(1)
      10.28         --  Loan Agreement, dated as of June 1, 1988, between City of Troy, Ohio and L&CP Corporation
                        (n/k/a IPC, Inc.)(1)

                                                                                                                  SEQUENTIALLY
EXHIBIT                                                                                                             NUMBERED
  NO.                            DESCRIPTION OF DOCUMENT                                                              PAGES
-------                          -----------------------                                                          ------------
 10.29         --  Lease Agreement, dated as of December 5, 1996, between State Street Bank and Trust
                   Company and IPC(11)
 10.30         --  Lease, dated as of October 4, 1988, between Seymour C. Graham and Kama Corporation (n/k/a
                   IPC, Inc)(1)
 10.31         --  Amendment to Lease, dated as of December 20, 1988, between Seymour C. Graham and Kama
                   Corporation (n/k/a IPC, Inc.)(1)
 10.32         --  Lease, dated June 20, 1995, between Howard H. Gelb and Eunice Gelb and Kama Corporation
                   (n/k/a IPC, Inc.)(10)
 10.33         --  Industrial Building Lease, dated October 19, 1992, between Telegraph Road Properties,
                   Inc. and Packaging Products, Inc.(10)
 10.34         --  Industrial Building Lease, dated October 23, 1985, between IMAC Realty, Inc. and
                   Packaging Products, Inc.(10)
 10.35         --  Letter Agreement, dated March 10, 1995, between Packaging Products, Inc. and LeWa
                   Company(10)
 10.36         --  Tri-Party Agreement, dated September 11, 1995, among Packaging Products, Inc. and
                   Telegraph Road Properties, Inc.(10)
 10.37         --  Lease, dated as of September 11, 1996, by and between Joseph P. Bennett and Trio
                   Products, Inc.(11)
 10.38         --  Installment Sales Agreement, dated as of December 12, 1990, between Grove City Industrial
                   Development Corporation and Ivex Converted Products Corporation (n/k/a IPC, Inc.)(1)
 10.39         --  Consulting Agreement, dated as of December 17, 1992, between IPC and Penobscot-MB
                   Partners(2)
 10.40         --  Tax Sharing Agreement, dated as of December 17, 1992, between Ivex and IPC and certain of
                   IPC's subsidiaries(2)
 10.41         --  Transfer and Noncompete Agreement, dated as of October 14, 1992, between Ivex Converted
                   Products Corporation (n/k/a IPC, Inc.) and MaxPack S.A. de C.V.(1)
 10.42         --  Stockholders Agreement, dated as of October 14, 1992, by and among MaxPack S.A. de C.V.
                   and the stockholders thereof(1)
 10.43         --  Agreement and Plan of Merger, dated as of May 17, 1996 (as amended), among IPC, CFI
                   Industries, Inc. and Equity Partners(12)
 10.44         --  (intentionally omitted)
 10.45         --  Form of Ivex Packaging Corporation 1997 Long-Term Stock Incentive Plan(15)
 10.46         --  Form of Termination Agreement to the Consulting Agreement, dated as of January 1, 1991, between IPC and Penobscot-MB Partners(15)
 10.47         --  Form of Voting Agreement among Acadia, certain related investors and certain members of
                   Ivex Management(15)
 10.48         --  Form of Credit Agreement, dated as of October   , 1997, among IPC, Ivex, certain of
                   Ivex's domestic subsidiaries, the Lenders listed therein and NationsBank, N.A. as administrative agent(15)
 21.1          --  Subsidiaries of Ivex(13)
 23.1          --  Consent of Price Waterhouse LLP(16)

                                                                                                                    SEQUENTIALLY
  EXHIBIT                                                                                                             NUMBERED
    NO.                                                  DESCRIPTION OF DOCUMENT                                        PAGES
-----------                                              -----------------------                                   ---------------
      23.2          --  Consent of Skadden, Arps, Slate, Meagher & Flom (Illinois) (included in Exhibit 5.1)(15)
      24.1          --  Powers of Attorney (included on signature page)(13)

-------------------------

 (1) Incorporated by reference to Registration Statement of IPC on Form S-1 (33-52150).


 (2) Incorporated by reference to Registration Statement of the Company on Form S-4 (33-60714).

 (3) Incorporated by reference to Annual Report of IPC on Form 10-K for the fiscal year ended December 31, 1992.

 (4) Incorporated by reference to Annual Report of IPC on Form 10-K for the fiscal year ended December 31, 1994.

 (5) Incorporated by reference to Annual Report of the Company on Form 10-K for the year ended December 31, 1996.

 (6) Incorporated by reference to Annual Report of IPC on Form 10-K for the year ended December 31, 1993.

 (7) Incorporated by reference to Quarterly Report of the Company on Form 10-Q for the three months ended June 30, 1996.

 (8) Incorporated by reference to Quarterly Report of IPC on Form 10-Q for the three months ended June 30, 1993.

 (9) Incorporated by reference to Quarterly Report of IPC on Form 10-Q for the three months ended June 30, 1995.

(10) Incorporated by reference to Annual Report of the Company on Form 10-K for the year ended December 31, 1995.

(11) Incorporated by reference to Annual Report of the Company on Form 10-K for the year ended December 31, 1996.

(12) Incorporated by reference to Proxy Statement of CFI Industries, Inc. dated July 22, 1996.

(13) Filed with Amendment No. 6 to the Company's Registration Statement on Form S-1 filed with the Commission on August 1, 1997.

(14) Filed with Amendment No. 7 to the Company's Registration Statement on Form S-1 filed with the Commission on September 4, 1997.


(15) Filed with Amendment No. 8 to the Company's Registration Statement on Form S-1 filed with the Commission on September 23, 1997.



(16) Filed herewith.